UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

May 20, 2008

Consolidated Summary Report <under Japanese GAAP>

         for the fiscal year ended March 31, 2008

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings: Code number:	Tokyo, Osaka, Nagoya, New York 8306
URL Representative:	http://www.mufg.jp/ Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200
General meeting of shareholders:	June 27, 2008
Dividend payment date:	June 27, 2008
Securities report issuing date:	June 27, 2008
Trading accounts:	Established

1. Consolidated financial data for the fiscal year ended March 31, 2008

(Amounts of less than one million yen are rounded down.)

(1) Results of Operations	(% represents the change from the previous fiscal year)

	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2008	6,393,951	4.9	1,029,013	(29.4)	636,624	(27.7)
March 31, 2007	6,094,033	41.9	1,457,080	35.2	880,997	14.3

	Net Income per Common Share	Diluted Net Income per Common Share	Net Income to Net Assets Attributable to MUFG Shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2008	61.00	60.63	8.0	0.5	16.1
March 31, 2007	86,795.08	86,274.70	11.8	0.8	23.9

Income from investment in affiliates (Equity method)

Mar. 31, 2008: 13,042 million yen	Mar. 31, 2007: (80,621) million yen

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets	Total Net Assets per Common Share	Risk-adjusted Capital Ratio (*1)
	million yen	million yen	%	yen			%
As of
March 31, 2008	192,993,179	9,599,708	4.1	727.99	(Preliminary	)	11.26
March 31, 2007	187,281,022	10,523,700	4.5	801,320.41			12.58

Shareholders’ equity as of

Mar. 31, 2008: 7,880,829 million yen	Mar. 31, 2007: 8,520,265 million yen

(*1)	“Risk-adjusted Capital Ratio” is computed in accordance with the “Standards for Consolidated Capital Adequacy Ratio of Bank Holding Company under Article 52-25 of the Banking Law” (the Notification of the Financial Services Agency No. 20, 2006).

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2008	(2,412,284)	4,030,119	(322,563)	4,222,222
March 31, 2007	(4,405,492)	1,446,600	(319,199)	2,961,153

2. Dividends on Common Stock (*2)

	Dividends per Common Share			Total dividends (Annual)	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	Interim	Year-end	Annual
	yen	yen	yen	million yen	%	%
Fiscal year ended
March 31, 2007	5,000.00	6,000.00	11,000.00	111,812	12.7	1.5
March 31, 2008	7.00	7.00	14.00	145,936	23.0	1.8
March 31, 2009 (Forecast)	7.00	7.00	14.00		23.2

(*2)	The table shown above does not include dividends on stocks other than common stock. Please refer to page 3 for information with regard to the preferred stocks.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2009 (Consolidated)

(% represents the change from the previous fiscal year)

	Ordinary Income		Ordinary Profits		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	yen
Six Months ending September 30, 2008	3,250,000	(0.0)	510,000	2.5	270,000	5.2	25.53
Fiscal Year ending March 31, 2009	6,400,000	0.1	1,210,000	17.6	640,000	0.5	60.29

Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Changes in scope of consolidation involving “Specified Subsidiaries” (Tokutei Kogaisya) during the period:

Newly consolidated: 2 companies (MUFG Capital Finance 6 Limited and BTMU Preferred Capital 6 Limited )

(*)	Please refer to “Information on Mitsubishi UFJ Financial Group (MUFG Group)” on page 8.

(2)	Changes in accounting policies during the period

(A)	There were changes due to revision of accounting standards.

(B)	There were changes due to other reasons.

(*)	Please refer to “Changes in Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements” on page 27.

(3)	Number of Common shares outstanding at the end of the period

(A) Total outstanding including treasury shares:	Mar. 31, 2008	10,861,643,790	shares	Mar. 31, 2007	10,861,643	shares
(B) Treasury shares:	Mar. 31, 2008	504,262,228	shares	Mar. 31, 2007	654,002	shares

(*)	Please refer to “Per Share Information” on page 44 for the number of shares used in computing net income per common share (consolidated).

(Reference) Non-consolidated financial data for the fiscal year ended March 31, 2008

1. Non-consolidated financial data for the fiscal year ended March 31, 2008

(1)	Results of Operations

(% represents the change from the previous fiscal year)

	Operating Income		Operating Profits		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2008	521,426	2.1	508,288	1.3	491,792	2.9	416,883	(12.0)
March 31, 2007	510,809	(50.7)	501,728	(51.1)	478,035	(52.3)	473,893	(53.2)

	Net Income per Common Share	Diluted Net Income per Common Share
	yen	yen
Fiscal year ended
March 31, 2008	39.79	39.57
March 31, 2007	46,415.96	46,189.46

(2)	Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Total Net Assets per Common Share
	million yen	million yen	%	yen
As of
March 31, 2008	7,820,998	6,757,021	86.4	619.11
March 31, 2007	7,494,629	6,254,125	83.4	579,243.59

Shareholders’ equity as of
Mar. 31, 2008: 6,754,613 million yen	Mar. 31, 2007: 6,254,125 million yen

2.	Earnings forecasts for the Fiscal Year ending March 31, 2009 (Non-consolidated)

(% represents the change from the previous fiscal year)

	Operating Income		Ordinary Profits		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	yen
Six Months ending September 30, 2008	245,000	24.2	230,000	25.7	260,000	146.6	24.53
Fiscal Year ending March 31, 2009	480,000	(7.9)	450,000	(8.5)	480,000	15.1	45.04

*Notes for using forecasted information etc.

The forecasts for net income per common share are calculated based on forecasted average number of common shares outstanding for the corresponding fiscal periods.

This financial summary report and the accompanying financial highlights contain forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from the actual result. For the main matters that may be currently forecast, please see “Result of Operations and Financial Condition” on page 4, the Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

“The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”).

Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and is expect to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish our U.S. GAAP financial results in a separate disclosure document when such information becomes available.”

Mitsubishi UFJ Financial Group, Inc.

(Dividends relating to Preferred Stocks)

Dividend per share and total dividends relating to preferred stocks are as follows:

	Dividend per Share			Total dividend
	Interim	Year-end	Annual
	yen	yen	yen	million yen
Preferred Stock First Series of Class 3
Fiscal year ended March 31, 2007	30,000.00	30,000.00	60,000.00	6,000
Fiscal year ended March 31, 2008	30.00	30.00	60.00	6,000
Fiscal year ending March 31, 2009 (Forecast)	30.00	30.00	60.00

	Dividend per Share			Total dividend
	Interim	Year-end	Annual
	yen	yen	yen	million yen
Preferred Stock Class 8
Fiscal year ended March 31, 2007	7,950.00	7,950.00	15,900.00	281
Fiscal year ended March 31, 2008	7.95	7.95	15.90	281
Fiscal year ending March 31, 2009 (Forecast)	7.95	7.95	15.90

	Dividend per Share			Total dividend
	Interim	Year-end	Annual
	yen	yen	yen	million yen
Preferred Stock Class 11
Fiscal year ended March 31, 2007	2,650.00	2,650.00	5,300.00	0
Fiscal year ended March 31, 2008	2.65	2.65	5.30	0
Fiscal year ending March 31, 2009 (Forecast)	2.65	2.65	5.30

	Dividend per Share			Total dividend
	Interim	Year-end	Annual
	yen	yen	yen	million yen
Preferred Stock Class 12
Fiscal year ended March 31, 2007	5,750.00	5,750.00	11,500.00	844
Fiscal year ended March 31, 2008	5.75	5.75	11.50	387
Fiscal year ending March 31, 2009 (Forecast)	5.75	5.75	11.50

(Adjustments related to stock split effective on September 30, 2007)

A 1,000 for 1 stock split became effective on September 30, 2007. Adjusted dividends per share and “per share” information for the FYE March 31, 2007 on the assumption that the stock split had been effective as of April 1, 2006 are as follows:

	Dividends per Share for FYE March 31, 2007
	Interim	Year-end	Annual
	yen	yen	yen
Common Stock	5.00	6.00	11.00
Preferred Stock First Series of Class 3	30.00	30.00	60.00
Preferred Stock Class 8	7.95	7.95	15.90
Preferred Stock Class 11	2.65	2.65	5.30
Preferred Stock Class 12	5.75	5.75	11.50

	Net Income per Common Share	Diluted Net Income per Common Share	Total Net Assets per Common Share
	yen	yen	yen
Consolidated
Fiscal year ended March 31, 2007	86.80	86.27	801.32

	Net Income per Common Share	Diluted Net Income per Common Share	Total Net Assets per Common Share
	yen	yen	yen
Non-consolidated
Fiscal year ended March 31, 2007	46.42	46.19	579.24

Mitsubishi UFJ Financial Group, Inc.

1. Result of Operations and Financial Condition

(1)	Result of operations

With respect to the economic and financial environment for the fiscal year ended March 31, 2008, uncertainty about the outlook for overseas economy, especially the United States economy, rapidly increased. The U.S. economy has further decelerated since the beginning of this year due to a turmoil in the financial markets triggered by the collapse of the housing bubble and the subprime crisis, while European economy has shown clear signs of slowdown. In contrast, economies of the emerging countries such as Chinese economy sustained high growth. In the meanwhile, the Japanese economy showed a moderate slowdown underpinned by its continuous strong exports to emerging countries. However, private consumption grew at a sluggish pace due to weakness of wage growth. Towards the end of the fiscal year, business confidence rapidly worsened and uncertainty about corporate performance downturn increased because of a slowdown of overseas economy as well as a steep rise of raw materials and fuel prices. The rate of increase in consumer price index was accelerated towards the end of the fiscal year mainly due to the soaring oil prices.

Looking at the financial environment, the U.S. federal funds target rate has been lowered by 3.0 percent to 2.25 percent in total since last fall in response to the subprime crisis, and on the other hand, the European Central Bank kept its key interest rate unchanged at 4.0 percent due to the strong concern about inflation in Europe. The Bank of Japan also kept its uncollateralized overnight call rate target unchanged at 0.5 percent. Although Long-term interest rates rose last summer, they have been in a downward trend with some fluctuations. In the foreign exchange market, the yen rapidly appreciated against the dollar reflecting concerns over the slowdown of the U.S. economy and expectations for interest rate cuts caused by the subprime crisis.

Under such business environment, Consolidated ordinary profits for the fiscal year ended March 31, 2008 decreased by ¥428.0 billion from the previous fiscal year to ¥1,029.0 billion. Consolidated net income for the fiscal year ended March 31, 2008 decreased by ¥244.3 billion from the previous fiscal year to ¥636.6 billion.

Consolidated ordinary profits by business segment consist of ¥781.8 billion from the banking segment, ¥188.6 billion from the trust banking segment, ¥18.1 billion from the securities segment and ordinary losses of ¥13.7 billion from the credit card segment. Ordinary profits by geographic segment consist of ¥719.4 billion from Japan, ¥133.7 billion from North America, ¥24.2 billion from Europe and the Middle East, ¥66.4 billion from Asia and Oceania excluding Japan, and ¥53.0 billion from Latin America.

Mitsubishi UFJ Financial Group, Inc. (MUFG) has the following earning forecasts for the fiscal year ending March 31, 2009.

Consolidated ordinary income	Consolidated ordinary profits	Consolidated net income
¥6,400.0 billion	¥1,210.0 billion	¥640.0 billion

(Reference) Forecasted earnings per common share (on a consolidated basis): ¥60.29

The combined Net income forecasts of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation on a stand-alone basis are ¥550.0 billion. The following table shows core assumptions of economic environment for the earnings forecasts.

Fiscal Year 2008
Uncollateral Call Rate (yearly average)	0.5%
10 Year Japanese Government Bond (yearly average)	1.6%
Yen/U.S. Dollar Rate (at March 31, 2009)	105 Yen

Mitsubishi UFJ Financial Group, Inc.

(2)	Financial condition

Total assets as of March 31, 2008 increased by ¥5,712.1 billion from March 31, 2007 to ¥192,993.1 billion, and Total net assets as of March 31, 2008 decreased by ¥923.9 billion from March 31, 2007 to ¥9,599.7 billion. With regards to major factors affecting the change in Total net assets, Net unrealized gains (losses) on other securities decreased by ¥1,459.4 billion, and Minority interests decreased by ¥287.0 billion mainly due to the privatization of Mitsubishi UFJ Securities as a wholly-owned subsidiary of MUFG, while Retained earnings increased by ¥490.7 billion and Treasury stock decreased by ¥275.4 billion mainly due to the same reason.

With regards to major items of Total assets, Loans and bills discounted as of March 31, 2008 increased by ¥3,706.8 billion from March 31, 2007 to ¥88,538.8 billion mainly due to increase in lending volume at overseas offices. Investment securities as of March 31, 2008 decreased by ¥7,355.9 billion from March 31, 2007 to ¥40,851.6 billion mainly due to a decrease of Japanese Government Bond outstanding, and a deterioration of stock prices in domestic stock markets.

For the fiscal year ended March 31, 2008, Net cash used in operating activities was ¥2,412.2 billion, Net cash provided by investing activities was ¥4,030.1 billion and Net cash used in financing activities was ¥322.5 billion. As a result, the balance of Cash and cash equivalents as of March 31, 2008 was ¥4,222.2 billion.

The consolidated risk-adjusted capital ratio based on the Basel 2 Standards as of March 31, 2008 was 11.26% (on a preliminary basis), a decrease of 1.32% from March 31, 2007. The following table shows our consolidated risk-adjusted capital ratio as of March 31, 2007, September 30, 2007 and March 31, 2008.

	(in billions of yen)
	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008 (Preliminary basis)
Tier 1 capital	8,054.8	8,230.7	8,294.2
Qualified Tier 2 capital	5,718.2	5,644.6	4,441.8
Qualified Tier 3 capital	—	—	—
Deductions from total qualifying capital	423.9	415.9	517.0
Net qualifying capital	13,349.1	13,459.5	12,218.9
Risk-adjusted assets	106,048.2	106,396.2	108,447.8
Risk-adjusted capital ratio	12.58%	12.65%	11.26%

The consolidated risk-adjusted capital ratio is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.

Mitsubishi UFJ Financial Group, Inc.

(3)	Basic policy regarding profit distribution and dividends for fiscal year 2007 and 2008

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to make efforts to continuously increase dividends while sustaining corporate value growth and further strengthening its corporate financial standing. MUFG will continuously aim to maintain the dividend ratio to the consolidated net income at more than 20% in future, after comprehensive consideration of its business performance and the environment for strategic investment, etc.

Based on this policy, MUFG, with respect to the year-end dividends for common stock for fiscal year 2007, plans to pay ¥7 per share. In this case, the dividends for fiscal year 2007, including the interim dividend of ¥7, will total ¥14 per share, which is an increase of ¥3 from the total dividend of ¥11 (after taking into consideration the stock split effective as of September 30, 2007 by which 1 share of common stock was split into 1,000 shares of common stock) paid for the previous fiscal year. With respect to the year-end dividends for preferred stock for fiscal year 2007, MUFG plans to pay: for the first series of class 3 preferred stock, the prescribed amount of ¥30 per share (which, together with the interim dividend, shall result in a total of ¥60 per share for the fiscal year); for class 8 preferred stock, the prescribed amount of ¥7.95 per share (which, together with the interim dividend, shall result in a total of ¥15.90 per share for the fiscal year); for class 11 preferred stock, the prescribed amount of ¥2.65 per share (which, together with the interim dividend, shall result in a total of ¥5.30 per share for the fiscal year); and for class 12 preferred stock, the prescribed amount of ¥5.75 per share (which, together with the interim dividend, shall result in a total of ¥11.50 per share for the fiscal year).

Based on this policy, the annual dividend forecasts for common stock for fiscal year 2008 is ¥14 per share. The annual dividend forecasts for preferred stock for fiscal year 2008 are the above-mentioned prescribed amounts respectively, for each class of preferred stock.

Mitsubishi UFJ Financial Group, Inc.

(4)	Risks relating to the business etc.

Our business and results of operations may be materially affected by a wide range of reasons, including the following factors (which may include information believed to be material to investors):

•	Risks relating to the integration of our operation (in particular, risks relating to integration of our systems);

•	Risks relating to the establishment of internal controls;

•	Risks relating to our capital ratio;

•	Changes in interest rates in Japan or elsewhere in the world;

•	Risks relating to our consumer lending business;

•	Risks relating to our lending business;

•	Possible negative effects to our equity portfolio;

•	Risks relating to trading and investment activities;

•	Risks relating to the deterioration of our funding capacity following downgrade of our credit ratings;

•	Failure to achieve certain business plans or operating targets;

•	Risks accompanying the expansion of our operation and the range of products and services;

•	Risks relating to the integration and reorganization of our subsidiaries and affiliates;

•	Decline in the results of operations and financial conditions of our subsidiaries;

•	Deterioration of economic conditions in Japan or elsewhere in the world (in Asian, Latin American and other countries);

•	Fluctuations in foreign currency exchange rates;

•	Risks relating to the increase of our pension obligations;

•	Events that obligate us to compensate for losses in loan trusts and jointly operated designated money in trusts;

•	Risks relating to regulatory developments or changes in laws, rules, including accounting rules, governmental policies and economic controls;

•	Potential claims or sanctions regarding unfair or inappropriate practices etc. from regulatory authorities and customers;

•	Disruption or impairment of our business or operations due to external circumstances or events (such as the destruction or impairment of our business sites and terrorist attacks);

•	Risks relating to our capabilities to protect confidential information;

•	Risks relating to transaction with counterparties in countries designated as state sponsors of terrorism;

•	Increase in competitive pressures;

•	Risks inherent in the holding company structure;

•	Decline of our stock price; and

•	Risks relating to the U.S. subprime mortgages problem.

For a detailed discussion of these risk factors and other risks, uncertainties, possible changes and others, please see our most recent publicly announced information including the latest Annual Report.

Mitsubishi UFJ Financial Group, Inc.

2. Information on Mitsubishi UFJ Financial Group (MUFG Group)

MUFG Group comprises the holding company, 242 subsidiaries (of which 242 are consolidated), as well as 44 affiliates (of which 43 are equity-method accounted affiliates, and 1 is a non-equity-method accounted affiliate). The Group is engaged primarily in the banking business and also conducts trust banking business, securities business, credit card business, leasing business and other businesses. The following is a chart representing the overall organization of MUFG and its main related companies according to business type:

Mitsubishi UFJ Financial Group, Inc.

The holding company and its important related companies as shown in the above chart of business relationship are classified according to business segment as follows. Regarding MUFG’s equity-accounted affiliates, those in respect of which a significant influence is exerted on their decision making regarding finance, operations or business policy are classified in the relevant segment.

Banking:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. / The Senshu Bank, Ltd. / The Chukyo Bank, Ltd. /
The Gifu Bank, Ltd. / Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. / BOT Lease Co., Ltd. / Mitsubishi UFJ Factors Limited / MU Frontier Servicer Co., Ltd. /
Mitsubishi UFJ Asset Management Co., Ltd. / Mitsubishi UFJ Reserch & Consulting Co., Ltd. /
Mobit Co., Ltd. / JACCS CO., Ltd. / UnionBanCal Corporation /
Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd. /
PT. Bank Nusantara Parahyangan Tbk. / PT U Finance Indonesia

Trust Banking:	Mitsubishi UFJ Trust and Banking Corporation / The Master Trust Bank of Japan, Ltd. /
Mitsubishi UFJ Global Custody S.A. / Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)

Securities:	Mitsubishi UFJ Securities Co., Ltd. / kabu.com Securities Co., Ltd. /
KOKUSAI Asset Management Co., Ltd. / Mitsubishi UFJ Securities International plc /
Mitsubishi UFJ Securities (USA), Inc. / Mitsubishi UFJ Trust International Limited /
Mitsubishi UFJ Securities (HK) Holdings, Limited

Credit Card:	Mitsubishi UFJ NICOS Co., Ltd.

Other:	NBL Co., Ltd. / Mitsubishi UFJ Lease & Finance Co., Ltd. / Mitsubishi UFJ Capital Co., Ltd. /
MU Investments Co., Ltd. / Mitsubishi UFJ Real Estate Services Co., Ltd. / ACOM CO., Ltd. /
Mitsubishi Research Institute DCS Co., Ltd. / BTMU Capital Corporation /
BTMU Leasing & Finance, Inc. / PT. BTMU-BRI Finance

Changes in significant subsidiaries (changes in scope of consolidation involving “Specified Subsidiaries” (Tokutei Kogaisha)) during the period

The following Specified Subsidiaries were newly consolidated during the period.

Name	Location	Stated Capital	Primary Business	Ownership
MUFG Capital Finance 6 Limited	George Town, Grand Cayman, Cayman Islands	¥150,000 million	Finance	100%
BTMU Preferred Capital 6 Limited	George Town, Grand Cayman, Cayman Islands	¥150,006 million	Finance	100 (100	% %)

Note 1.	Both of these Specified Subsidiaries are overseas special purpose companies established for issuance of Non-dilutive Preferred Securities.
2.	The bracketed number in “Ownership” means MUFG’s indirect ownership share through subsidiaries.

Mitsubishi UFJ Financial Group, Inc.

In order to meet the diverse financial needs of its customers, MUFG Group has created a unified organizational structure that transcends business boundaries in order to provide financial products to its customers as an integrated group. In collaboration with each group company, MUFG Group pursues its operations under an integrated business group system based on three customer-facing integrated business groups within the holding company—Retail, Corporate and Trust Assets.

Mitsubishi UFJ Financial Group, Inc.

3. Management Policy

(1)	Principal management policy

The Group’s management philosophy serves as the basic policy in conducting its business activities, and provides guidelines for all group activities.

The Group’s management philosophy will also be the foundation for management decisions, including the formulation of management strategies and management plans, and will serve as the core values for all employees.

The details of the Group management philosophy are set forth below. MUFG Group’s holding company, commercial banks, trust banks and securities companies have adopted the Group’s management philosophy as their own respective management philosophy, and the entire Group will strive to comply with this philosophy.

•	Group’s Management Philosophy

1.	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.

2.	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

3.	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.

4.	We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.

5.	We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.

6.	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

Mitsubishi UFJ Financial Group, Inc.

(2)	Medium- and long-term management strategy

MUFG Group is a fully-fledged comprehensive financial group comprising commercial banks, trust banks, and securities companies, as well as credit card companies, leasing companies, consumer finance companies, investment trust companies and a U.S. bank (Union Bank of California). MUFG Group aims to unify these Group companies to deliver top quality products and services that meet diverse customer needs. We aim to be No. 1 in service, No.1 in reliability, and No.1 in global coverage and so gain the strong support of customers and society as a premier, comprehensive, global financial group.

No.1 in Service

•	MUFG Group will leverage its strengths as a comprehensive financial group to provide to its customers with an outstanding level of high-quality service that is matched to their individual needs.

•

MUFG Group will fully utilize the integrated business group system comprising our three core business groups—Retail, Corporate and Trust Assets (asset management and asset administration)—and meet diverse customer needs rapidly and accurately as a unified group that transcends business boundaries.

No.1 in Reliability

•

MUFG Group aims to be a truly reliable financial group and will strive to further enhance its financial health, implement thorough legal and other compliance and strengthen internal controls. Moreover, we will fulfill our responsibilities to society through enhancing customer satisfaction (CS), and pursuing CSR activities that contribute to society and to environmental conservation.

No.1 in Global Coverage

•

MUFG Group aims to use its Group strengths to the maximum, leveraging the leading global network amongst Japanese banks and talented staff well-versed in the business of each country to swiftly and precisely meet the requirements of customers globally.

Mitsubishi UFJ Financial Group, Inc.

(3)	Key issues

In our aim to become a premier, comprehensive, global financial group strongly supported by customers and society, MUFG Group will focus on the following key issues.

(1)	Completion of transfer to new systems

MUFG Group fully recognizes the important social responsibility it must fulfill with regard to transferring to the new systems at its Group companies, and the major impact this will have on its services to customers and the financial system, and we have devoted our efforts to preparing for a safe and reliable systems transfer.

In May 2008, transfer to the new systems was completed at all branches of Mitsubishi UFJ Trust and Banking, and within the Bank of Tokyo-Mitsubishi UFJ transfer to the new systems was also completed at former Bank of Tokyo-Mitsubishi branches. Changeover to the new system is scheduled to be carried out sequentially at former branches of UFJ Bank between July and December 2008. In our preparations we are giving careful consideration to the systems error that occurred in May 2008 at the Bank of Tokyo-Mitsubishi UFJ, and taking every possible measure to ensure a stable systems transfer.

(2)	Pursuit of growth strategies

MUFG Group positions Retail, Corporate and Trust Assets as its three core businesses, and is developing its growth strategies with a focus on these areas. We are allocating business resources particularly to the Retail business, in which further market growth is expected. In the Corporate business, we are using the opportunity of Mitsubishi UFJ Securities becoming a wholly owned subsidiary at the end of September 2007 to further strengthen ties between the bank and the securities company and enable us to provide more advanced services. Furthermore, we will strive to expand our earnings base by pursuing a strategy that includes making investments and alliances, focusing particularly on Asia, where continued growth is expected.

Our capital policy for supporting our growth strategies is to raise the value of MUFG by achieving a balance between using capital to strengthen profitability and ensure growth, increasing equity capital, and enhancing returns to shareholders. For equity capital we are aiming to maintain an equity capital ratio of 12% (11.26% at end of the current fiscal year) and targeting a Tier 1 ratio of 8% (7.64% at end of the current fiscal year). With regard to returns to shareholders, we will strive to increase dividends in a sustainable manner, and we will also continue working to increase the dividend payout ratio to more than 20% of consolidated net income.

(3)	Strengthening the internal control framework

MUFG Group is fully aware of the highly public nature of financial institutions, and in the future will endeavor to further reinforce and enhance our frameworks, aiming to strengthen compliance.

(4)	Promoting CSR and strengthening the brand

MUFG Group will pursue various initiatives in order to be valued by customers as a trustworthy Group that provides high-quality services, and will strive to build the MUFG brand by steadfastly fulfilling its corporate social responsibilities (CSR).

Mitsubishi UFJ Financial Group, Inc.

4. Consolidated Financial Statements

Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Assets:
Cash and due from banks	10,281,603	8,760,240	1,521,362
Call loans and bills bought	1,293,705	1,897,554	(603,849)
Receivables under resale agreements	7,099,711	4,173,178	2,926,533
Receivables under securities borrowing transactions	8,240,482	6,700,434	1,540,048
Commercial paper and other debt purchased	4,593,198	4,241,859	351,338
Trading assets	11,898,762	9,577,974	2,320,787
Money held in trust	401,448	368,972	32,476
Investment securities	40,851,677	48,207,623	(7,355,946)
Allowance for losses on investment securities	(30,166)	(26,150)	(4,015)
Loans and bills discounted	88,538,810	84,831,949	3,706,861
Foreign exchanges	1,241,656	1,353,848	(112,192)
Other assets	5,666,981	4,714,204	952,776
Tangible fixed assets	1,594,214	1,697,105	(102,891)
Buildings	364,819	394,791	(29,972)
Land	775,670	784,883	(9,213)
Construction in progress	6,533	12,248	(5,715)
Other tangible fixed assets	447,192	505,181	(57,989)
Intangible fixed assets	975,043	741,705	233,338
Software	372,536	362,026	10,510
Goodwill	336,240	206,020	130,220
Other intangible fixed assets	266,265	173,658	92,607
Deferred tax assets	773,688	259,144	514,543
Customers’ liabilities for acceptances and guarantees	10,652,865	10,966,811	(313,946)
Allowance for credit losses	(1,080,502)	(1,185,432)	104,930

Total assets	192,993,179	187,281,022	5,712,157

Liabilities:
Deposits	121,307,300	118,708,663	2,598,636
Negotiable certificates of deposit	7,319,321	7,083,233	236,088
Call money and bills sold	2,286,382	2,546,243	(259,861)
Payables under repurchase agreements	10,490,735	8,214,875	2,275,860
Payables under securities lending transactions	5,897,051	5,135,235	761,816
Commercial paper	349,355	607,902	(258,547)
Trading liabilities	5,944,552	4,299,018	1,645,534
Borrowed money	5,050,000	4,810,735	239,265
Foreign exchanges	972,113	1,001,763	(29,650)
Short-term corporate bonds	417,200	326,000	91,200
Bonds and notes	6,285,566	6,505,572	(220,005)
Bonds with warrants	—	49,656	(49,656)
Due to trust accounts	1,462,822	1,542,448	(79,626)
Other liabilities	4,388,814	4,326,742	62,072
Reserve for bonuses	49,798	53,427	(3,628)
Reserve for bonuses to directors	434	363	70
Reserve for retirement benefits	64,771	66,524	(1,752)
Reserve for retirement benefits to directors	2,100	—	2,100
Reserve for loyalty award credits	8,079	—	8,079
Reserve for contingent losses	133,110	116,249	16,861
Reserve for losses related to business restructuring	22,865	—	22,865
Reserves under special laws	4,639	2,316	2,323
Deferred tax liabilities	84,185	187,755	(103,569)
Deferred tax liabilities for land revaluation	199,402	205,782	(6,379)
Acceptances and guarantees	10,652,865	10,966,811	(313,946)

Total liabilities	183,393,470	176,757,322	6,636,148

Net assets:
Capital stock	1,383,052	1,383,052	—
Capital surplus	1,865,696	1,916,300	(50,604)
Retained earnings	4,592,960	4,102,199	490,760
Treasury stock	(726,001)	(1,001,470)	275,469
Total shareholders’ equity	7,115,707	6,400,081	715,625
Net unrealized gains (losses) on other securities	595,352	2,054,813	(1,459,461)
Net deferred gains (losses) on hedging instruments	79,043	(56,429)	135,472
Land revaluation excess	143,292	148,281	(4,989)
Foreign currency translation adjustments	(52,566)	(26,483)	(26,082)
Total valuation and translation adjustments	765,121	2,120,183	(1,355,061)
Subscription rights to shares	2,509	0	2,508
Minority interests	1,716,370	2,003,434	(287,064)

Total net assets	9,599,708	10,523,700	(923,991)

Total liabilities and net assets	192,993,179	187,281,022	5,712,157

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2008 (A)	For the fiscal year ended March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Total ordinary income	6,393,951	6,094,033	299,918
Interest income	3,867,924	3,514,976	352,948
Interest on loans and bills discounted	2,302,324	2,123,825	178,499
Interest and dividends on securities	785,581	778,295	7,286
Interest on call loans and bills bought	21,514	25,960	(4,446)
Interest on receivables under resale agreements	218,139	120,407	97,731
Interest on receivables under securities borrowing transactions	58,130	20,808	37,321
Interest on deposits	231,068	256,147	(25,079)
Other interest income	251,165	189,530	61,634
Trust fees	151,720	152,945	(1,224)
Fees and commissions	1,249,480	1,330,617	(81,136)
Trading income	365,315	315,042	50,272
Other business income	319,530	331,646	(12,115)
Other ordinary income	439,980	448,805	(8,825)

Total ordinary expenses	5,364,938	4,636,953	727,985

Interest expenses	2,027,879	1,613,422	414,457
Interest on deposits	881,483	732,883	148,599
Interest on negotiable certificates of deposit	148,124	105,824	42,299
Interest on call money and bills sold	40,829	29,217	11,612
Interest on payables under repurchase agreements	338,068	213,211	124,857
Interest on payables under securities lending transactions	56,270	49,730	6,540
Interest on commercial paper	16,047	14,666	1,380
Interest on borrowed money	80,742	66,439	14,302
Interest on short-term corporate bonds	3,016	1,458	1,558
Interest on bonds and notes	178,121	165,253	12,868
Interest on bonds with warrants	8	57	(48)
Other interest expenses	285,167	234,680	50,487
Fees and commissions	175,921	171,993	3,928
Other business expenses	239,540	136,050	103,489
General and administrative expenses	2,157,843	2,111,754	46,089
Other ordinary expenses	763,753	603,732	160,020
Provision for allowance for credit losses	28,789	—	28,789
Others	734,963	603,732	131,231

Ordinary profits	1,029,013	1,457,080	(428,066)

Extraordinary gains	110,399	132,123	(21,724)
Gains on disposition of fixed assets	34,532	11,008	23,524
Reversal of allowance for credit losses	—	9,337	(9,337)
Gains on loans written-off	39,875	111,229	(71,354)
Gains on sales of equity securities of subsidiaries	16,075	—	16,075
Gains on business divestitures of subsidiaries	10,810	—	10,810
Gains on changes in subsidiaries’ equity	6,985	—	6,985
Reversal of reserve for contingent losses	2,120	—	2,120
Other extraordinary gains	—	549	(549)
Extraordinary losses	118,533	80,473	38,060
Losses on disposition of fixed assets	15,142	21,044	(5,902)
Losses on impairment of fixed assets	14,719	18,641	(3,921)
Provision for reserve for contingent liabilities from financial instruments transactions	752	—	752
Provision for reserve for contingent liabilities from securities transactions	—	257	(257)
Provision for reserve for losses related to business restructuring	64,049	—	64,049
Prior year adjustments	23,869	—	23,869
Provision for reserve for contingent losses	—	40,530	(40,530)

Income before income taxes and others	1,020,879	1,508,730	(487,851)

Income taxes-current	100,129	115,091	(14,961)
Income taxes-deferred	201,091	413,731	(212,640)
Minority interests	83,034	98,910	(15,876)

Net income	636,624	880,997	(244,372)

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statement of Changes in Net Assets

(For the fiscal year ended March 31, 2008)

	(in millions of yen)
	Shareholders’ equity					Valuation and translation adjustments
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interests	Total net assets
Balances as of March 31, 2007	1,383,052	1,916,300	4,102,199	(1,001,470)	6,400,081	2,054,813	(56,429)	148,281	(26,483)	2,120,183	0	2,003,434	10,523,700

Changes during the period
Dividends from retained earnings			(141,327)		(141,327)								(141,327)
Net income			636,624		636,624								636,624
Acquisition of treasury stock				(152,052)	(152,052)								(152,052)
Disposition of treasury stock		(50,604)		427,522	376,917								376,917
Reversal of land revaluation excess			5,044		5,044								5,044
Increase in companies accounted for under the equity method			(147)		(147)								(147)
Decrease in companies accounted for under the equity method			(81)		(81)								(81)
Changes in accounting standards in overseas consolidated subsidiaries			(9,217)		(9,217)								(9,217)
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK.			(133)		(133)								(133)
Net changes in items other than shareholders’ equity						(1,459,461)	135,472	(4,989)	(26,082)	(1,355,061)	2,508	(287,064)	(1,639,617)

Total changes during the period	—	(50,604)	490,760	275,469	715,625	(1,459,461)	135,472	(4,989)	(26,082)	(1,355,061)	2,508	(287,064)	(923,991)

Balances as of March 31, 2008	1,383,052	1,865,696	4,592,960	(726,001)	7,115,707	595,352	79,043	143,292	(52,566)	765,121	2,509	1,716,370	9,599,708

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statement of Changes in Net Assets

(For the fiscal year ended March 31, 2007)

	(in millions of yen)
	Shareholders’ equity					Valuation and translation adjustments
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interests	Total net assets
Balances as of March 31, 2006	1,383,052	1,915,855	3,325,980	(773,941)	5,850,946	1,769,525	—	149,534	(42,168)	1,876,891	0	2,098,512	9,826,349

Changes during the period
Dividends from retained earnings			(103,150)		(103,150)								(103,150)
Bonuses to directors and corporate auditors			(163)		(163)								(163)
Net income			880,997		880,997								880,997
Acquisition of treasury stock				(292,199)	(292,199)								(292,199)
Disposition of treasury stock		451		64,669	65,121								65,121
Reversal of land revaluation excess			1,311		1,311								1,311
Decrease in consolidated subsidiaries			(16)		(16)								(16)
Decrease in companies accounted for under the equity method			(2,003)		(2,003)								(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standard			(1,270)		(1,270)								(1,270)
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK.			515		515								515
Others		(6)			(6)								(6)
Net changes in items other than shareholders’ equity						285,288	(56,429)	(1,252)	15,685	243,292	—	(95,077)	148,214

Total changes during the period	—	445	776,219	(227,529)	549,135	285,288	(56,429)	(1,252)	15,685	243,292	—	(95,077)	697,350

Balances as of March 31, 2007	1,383,052	1,916,300	4,102,199	(1,001,470)	6,400,081	2,054,813	(56,429)	148,281	(26,483)	2,120,183	0	2,003,434	10,523,700

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2008 (A)	For the fiscal year ended March 31,2007 (B)	Increase (Decrease) (A) - (B)
Cash flows from operating activities:
Income before income taxes and others	1,020,879	1,508,730	(487,851)
Depreciation	341,384	318,375	23,008
Impairment losses	14,719	18,641	(3,921)
Amortization of goodwill	14,397	9,047	5,350
Amortization of negative goodwill	(4,611)	(3,210)	(1,401)
Equity in losses (gains) of affiliates	(13,042)	80,621	(93,663)
Increase (decrease) in allowance for credit losses	(109,487)	(127,843)	18,355
Increase (decrease) in allowance for losses on investment securities	4,015	(510)	4,526
Increase (decrease) in reserve for bonuses	(3,488)	1,226	(4,714)
Increase (decrease) in reserve for bonuses to directors	195	363	(167)
Increase (decrease) in reserve for retirement benefits	(1,502)	(16,266)	14,763
Increase (decrease) in reserve for retirement benefits to directors	858	—	858
increase (decrease) in reserve for loyalty award credits	2,870	—	2,870
Increase (decrease) in reserve for contingent losses	17,224	75,010	(57,785)
Increase (decrease) in reserve for losses related to business restructuring	22,865	—	22,865
Interest income recognized on statements of income	(3,867,924)	(3,514,976)	(352,948)
Interest expenses recognized on statements of income	2,027,879	1,613,422	414,457
Losses (gains) on investment securities	(6,135)	(108,292)	102,156
Losses (gains) on money held in trust	(10,595)	(8,056)	(2,539)
Foreign exchange losses (gains)	1,353,236	(301,193)	1,654,429
Losses (gains) on sales of fixed assets	(19,389)	10,036	(29,426)
Net decrease (increase) in trading assets	(2,367,363)	573,194	(2,940,558)
Net increase (decrease) in trading liabilities	1,671,767	(121,042)	1,792,809
Adjustment of unsettled trading accounts	68,190	68,420	(229)
Net decrease (increase) in loans and bills discounted	(3,737,986)	1,047,379	(4,785,366)
Net increase (decrease) in deposits	2,755,219	(395,600)	3,150,819
Net increase (decrease) in negotiable certificates of deposit	254,850	494,550	(239,699)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	65,668	1,838,176	(1,772,508)
Net decrease (increase) in due from banks (excluding cash equivalents)	(256,946)	347,774	(604,721)
Net decrease (increase) in call loans and bills bought and others	(2,806,455)	(3,953,536)	1,147,080
Net decrease (increase) in receivables under securities borrowing transactions	(1,548,164)	(1,245,753)	(302,410)
Net increase (decrease) in call money and bills sold and others	2,158,359	(3,657,635)	5,815,995
Net increase (decrease) in commercial paper	(270,808)	297,116	(567,925)
Net increase (decrease) in payables under securities lending transactions	741,912	765,947	(24,035)
Net decrease (increase) in foreign exchanges (assets)	112,665	(85,974)	198,640
Net increase (decrease) in foreign exchanges (liabilities)	(29,666)	(310,822)	281,156
Net increase (decrease) in issuance and redemption of short-term corporate bonds	77,200	(164,700)	241,900
Net increase (decrease) in issuance and redemption of unsubordinated bonds and notes	(167,846)	(428,481)	260,635
Net increase (decrease) in due to trust account	(79,626)	(886,620)	806,993
Interest income (cash basis)	3,850,127	3,412,011	438,115
Interest expenses (cash basis)	(1,971,627)	(1,551,083)	(420,543)
Other	(1,597,214)	132,554	(1,729,768)

Sub-total	(2,293,397)	(4,268,995)	1,975,597
Income taxes	(118,886)	(136,496)	17,610

Net cash provided by (used in) operating activities	(2,412,284)	(4,405,492)	1,993,207
Cash flows from investing activities:
Purchases of investment securities	(73,440,485)	(62,209,264)	(11,231,221)
Proceeds from sales of investment securities	50,589,606	35,571,860	15,017,746
Proceeds from redemption of investment securities	27,043,608	28,426,379	(1,382,770)
Increase in money held in trust	(167,510)	(46,142)	(121,367)
Decrease in money held in trust	362,633	102,357	260,275
Purchases of tangible fixed assets	(276,668)	(222,603)	(54,065)
Purchases of intangible fixed assets	(247,784)	(196,342)	(51,441)
Proceeds from sales of tangible fixed assets	133,787	20,880	112,906
Proceeds from sales of intangible fixed assets	1,521	170	1,350
Proceeds from business divestitures	11,516	—	11,516
Additional purchases of equity of consolidated subsidiaries	(22,931)	(1,733)	(21,197)
Proceeds from sales of equity of consolidated subsidiaries	250	1,269	(1,019)
Increase related to purchases of subsidiaries’ equity affecting the scope of consolidation	28,179	—	28,179
Decrease related to purchases of subsidiaries’ equity affecting the scope of consolidation	(4,543)	(230)	(4,313)
Increase related to sales of subsidiaries’ equity affecting the scope of consolidation	105,387	—	105,387
Decrease related to sales of subsidiaries’ equity affecting the scope of consolidation	(86,448)	—	(86,448)

Net cash provided by (used in) investing activities	4,030,119	1,446,600	2,583,518
Cash flows from financing activities:
Increase in subordinated borrowings	210,000	179,000	31,000
Decrease in subordinated borrowings	(260,300)	(207,500)	(52,800)
Increase in subordinated bonds and notes and bonds with warrants	252,229	582,391	(330,162)
Decrease in subordinated bonds and notes and bonds with warrants	(206,808)	(314,587)	107,778
Proceeds from issuance of common stock to minority shareholders	155,509	232,806	(77,296)
Purchases of common stock from minority shareholders	—	(120,000)	120,000
Decrease in redemption of preferred stock	(106,000)	(218,000)	112,000
Dividend paid by MUFG	(141,327)	(103,150)	(38,176)
Dividend paid by subsidiaries to minority shareholders	(57,662)	(70,721)	13,059
Purchases of treasury stock	(151,364)	(292,181)	140,817
Proceeds from sales of treasury stock	780	67,181	(66,401)
Purchases of treasury stock by consolidated subsidiaries	(14,904)	(54,756)	39,851
Proceeds from sales of treasury stock by consolidated subsidiaries	222	325	(102)
Other	(2,937)	(6)	(2,931)

Net cash provided by (used in) financing activities	(322,563)	(319,199)	(3,364)
Effect of foreign exchange rate changes on cash and cash equivalents	(34,202)	(3,138)	(31,064)

Net increase (decrease) in cash and cash equivalents	1,261,069	(3,281,229)	4,542,298
Cash and cash equivalents at the beginning of the fiscal year	2,961,153	6,238,548	(3,277,395)
Increase in cash and cash equivalents due to consolidation of subsidiaries	—	510	(510)
Decrease in cash and cash equivalents due to deconsolidation of subsidiaries	—	(191)	191
Increase in cash and cash equivalents due to merger of consolidated subsidiaries	—	3,514	(3,514)

Cash and cash equivalents at the end of the fiscal period	4,222,222	2,961,153	1,261,069

Mitsubishi UFJ Financial Group, Inc.

Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

1. Scope of Consolidation

(1)	Number of consolidated subsidiaries: 242

Principal companies:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Co., Ltd.
The Senshu Bank, Ltd.
The Master Trust Bank of Japan, Ltd.
kabu.com Securities Co., Ltd.
Mitsubishi UFJ NICOS Co., Ltd.
NBL Co., Ltd.
The Mitsubishi UFJ Factors Limited
Mitsubishi UFJ Research & Consulting Co., Ltd.
MU Frontier Servicer Co., Ltd.
Mitsubishi UFJ Capital Co., Ltd.
KOKUSAI Asset Management Co., Ltd.
Mitsubishi UFJ Asset Management Co., Ltd.
MU Investments Co., Ltd.
Mitsubishi UFJ Real Estate Services Co., Ltd.
UnionBanCal Corporation
Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.
Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)
Mitsubishi UFJ Global Custody S.A.
Mitsubishi UFJ Securities International plc
Mitsubishi UFJ Securities (USA), Inc.
Mitsubishi UFJ Trust International Limited
Mitsubishi UFJ Securities (HK) Holdings, Limited
BTMU Capital Corporation
BTMU Leasing & Finance, Inc.
PT U Finance Indonesia
PT. BTMU-BRI Finance

In the current fiscal year, kabu.com Securities Co., Ltd. and 13 other companies were newly consolidated following additional capital injection into or acquisition of additional shares in such companies, or their organization or for other reasons.

In the current fiscal year, DC Card Co., Ltd. and 24 other companies were excluded from the scope of consolidation due to their dissolution or merger or for other reasons.

UFJ NICOS Co., Ltd. merged with DC Card Co., Ltd. on April 1, 2007 and changed its name to Mitsubishi UFJ NICOS Co., Ltd.

Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A. changed its name to Mitsubishi UFJ Global Custody S.A. on April 2, 2007.

PT UFJ-BRI Finance changed its name to PT. BTMU-BRI Finance on January 28, 2008.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not consolidated even though MUFG Group owns the majority of votes:

(A)	Nichiele Corporation

A consolidated investment subsidiary owns the majority of votes of this company as passive investment without any intent to control.

(B)	Hygeia Co., Ltd.

This company was established as a property management agent for a land trust project as passive investment without any intent to control.

(C)	THCAP investment Limited Partnership

Shonan Sangakurenkei Fund Investment Limited Partnership

Gunma Challenge Fund Investment Limited Partnership

FOODSNET Corporation and 5 other companies

MUFG’s consolidated venture capital subsidiaries participate in the management of partnerships as unlimited liability partners or own the majority of votes as passive investments without any intent to control.

Mitsubishi UFJ Financial Group, Inc.

2. Application of Equity Method

(1)	Number of affiliates accounted for under the equity method: 43

Principal companies

The Chukyo Bank, Ltd.
The Gifu Bank, Ltd.
Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.
Mitsubishi UFJ Lease & Finance Company Limited
BOT Lease Co., Ltd.
ACOM CO., Ltd.
Mobit Co., Ltd.
JACCS CO., Ltd.
Mitsubishi Research Institute DCS Co., Ltd.
PT. Bank Nusantara Parahyangan Tbk.

In the current fiscal year, JACCS CO., Ltd. and 1 other company were newly accounted for under the equity method following additional capital injection or for other reasons.

In the current fiscal year, MU Japan Fund PLC was newly accounted for under the equity method because MUFG’s share ownership in its net income and retained earnings had a material impact on the consolidated financial statements of MUFG.

In the current fiscal year, kabu.com Securities Co., Ltd. and 7 other companies were no longer accounted for under the equity method as they were no longer MUFG’s affiliates due to sale of ownership, merger, consolidation or other reasons.

Diamond Lease Co., Ltd. merged with UFJ Central Leasing Co., Ltd. on April 1, 2007 and changed its name to Mitsubishi UFJ Lease & Finance Company Limited.

Diamond Computer Service Co., Ltd. changed its name to Mitsubishi Research Institute DCS Co., Ltd. on April 1, 2007.

(2)	Non-consolidated subsidiaries and affiliates not accounted for under the equity method

Principal companies

SCB Leasing Public Company Limited

This affiliate is not accounted for under the equity method because MUFG’s share ownership in its net income, retained earnings or deferred gains and losses on hedging instruments do not have a material impact on the consolidated financial statements of MUFG.

(3)	Entities not recognized as affiliates in which MUFG owns 20% to 50% of the voting rights:

(A)	Japan Medical Information Research Institute, Inc. and 15 other companies

MUFG’s consolidated venture capital subsidiaries own 20% to 50% of votes as passive investments without any intent to control.

(B)	RYOGOKU CITY CORE Co., Ltd

This company was established as a property management agent for a land trust project as passive investment without any intent to control.

Mitsubishi UFJ Financial Group, Inc.

3. The balance sheet dates of consolidated subsidiaries

(1)	The balance sheet dates of consolidated subsidiaries are as follows:

May 31:	3 subsidiaries

August 31:	1 subsidiary

October 31:	1 subsidiary

December 31:	139 subsidiaries

January 24:	17 subsidiaries

January 31:	1 subsidiary

February 29:	1 subsidiary

March 31:	79 subsidiaries

(2)	2 subsidiaries with a balance sheet date as of May 31 (out of 3) are consolidated based on their preliminary financial statements as of February 29.

Subsidiaries with a balance sheet date as of May 31 (1 out of 3) and August 31 are consolidated based on their preliminary financial statements as of March 31.

A subsidiary with a balance sheet date as of October 31 is consolidated based on its preliminary financial statements as of January 31.

Subsidiaries other than specified above are consolidated based on the financial statements as of their balance sheet dates.

Adjustments are made in the consolidated financial statements to reflect the significant transactions occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

(Additional information)

The Bank of Tokyo-Mitsubishi UFJ, Ltd., a consolidated subsidiary of MUFG, established Bank of Tokyo-Mitsubishi UFJ (China), Ltd. on June 28, 2007 and transferred its 6 branches and 2 representative offices in China to the new company on July 1, 2007. Bank of Tokyo-Mitsubishi UFJ (China), Ltd. is consolidated based on its financial statements as of December 31.

Mitsubishi UFJ Financial Group, Inc.

4. Accounting Policies

(1)	Trading assets and trading liabilities; trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of securities or other market indices (“Trading transactions”) are presented in “Trading assets” and “Trading liabilities” in the consolidated balance sheets on a trade date basis, and gains and losses from trading transactions are presented in “Trading income” and “Trading expenses” in the consolidated statements of income on a trade date basis.

Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

(2)	Investment securities

(a)	Debt securities being held to maturity are stated at amortized costs (using the straight-line method) computed under the moving average method. Investments in non-consolidated affiliates not accounted for under the equity method are stated at acquisition costs computed under the moving average method. Other securities with quoted market prices are stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily under the moving average method) and other securities for which quoted market prices are not available are stated at acquisition costs or amortized costs as computed under the moving average method. Net unrealized gains (losses) on other securities are included directly in net assets, net of applicable income taxes, except in the case of securities with embedded derivatives, which are measured at fair value in their entirety with the change in fair value recognized in current earnings.

(b)	Securities which are held as trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(a)(b). Unrealized gains and losses on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivatives transactions (other than trading transactions) are calculated primarily based on fair value.

(4)	Depreciation

(a)	Fixed tangible assets

Depreciation for tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and trust banking subsidiaries is computed under the declining-balance method.

The estimated useful lives are as follows:

Buildings:	15 years to 50 years
Equipment:	2 years to 20 years

Depreciation for tangible fixed assets of other consolidated subsidiaries is computed primarily under the straight-line method based on their estimated useful lives.

(Changes in accounting policies)

Depreciation for tangible fixed assets acquired after March 31, 2007, other than buildings (excluding fixtures) of a domestic consolidated banking subsidiary, is computed in accordance with the Corporate Tax Law as amended by the FY 2007 Tax Reform.

The domestic consolidated banking subsidiary has re-examined its accounting treatment for the residual value of its buildings, excluding fixtures, based on historical and other date related to its disposition of buildings in accordance with the FY 2007 Tax Reform and determined that the residual value should be adjusted to a nominal amount. As a result of this re-examination, starting in the fiscal year ended March 31, 2008, the amended declining-balance method, under which buildings, regardless of the date of their acquisition, are depreciated to a nominal value at the end of their useful lives, as set forth in the Corporate Tax Law, is used as the new computation method for depreciation for buildings of the domestic consolidated banking subsidiary. This change resulted in a ¥11,135 million increase in general and administrative expenses and a ¥11,135 million decrease in ordinary profits and income before taxes and others in the fiscal year ended March 31, 2008.

(Additional information)

The residual value of tangible fixed assets acquired prior to April 1, 2007, other than the domestic consolidated banking subsidiary’s buildings (excluding fixtures), is depreciated over 5 years by the straight-line method starting in the fiscal year immediately following the fiscal year in which the cumulative amount of depreciation has reached 95% of the acquisition cost. This change resulted in a ¥2,576 million increase in general and administrative expenses and a ¥2,576 million decrease in ordinary income and income before income taxes and others in the fiscal year ended March 31, 2008.

(b)	Intangible fixed assets

Depreciation for intangible fixed assets is computed primarily under the straight-line method. Development costs for internally used software are capitalized and depreciated under the straight-line method over the estimated useful lives of primarily 3 to 10 years.

Mitsubishi UFJ Financial Group, Inc.

(5)	Deferred assets

Stock issuance costs and bond issuance costs are expensed as incurred.

Bonds are stated at amortized costs (using the straight-line method). Discount on bonds recognized prior to March 31, 2006 is amortized using the straight-line method over the life of corresponding bonds and the unamortized portion is deducted directly from bonds and notes in accordance with ASBJ PITF No.19 “Tentative Solution on Accounting for Deferred Assets” (August 11, 2006).

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries provide allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“potentially bankrupt borrowers”) excluding a portion of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the fair value of principal and interest, which is calculated using estimated cash flows discounted at the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in specific foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments. The allowances presented above reflect these internally audited assessments.

For claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, that is deemed uncollectible, has been written-off. The total amount of write-offs is ¥691,894 million.

Consolidated subsidiaries, not adopting procedures stated above, provide allowances based on their historical credit loss experience for general claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Allowances for losses on investment securities

Allowances for losses on investment securities are provided based on assessments of each issuer’s financial condition and other relevant factors.

Mitsubishi UFJ Financial Group, Inc.

(8)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, reflects an estimated amount accrued on the consolidated balance sheet date.

(9)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, reflects an estimated accrued on the consolidated balance sheet date.

(10)	Reserve for retirement benefits

Reserve for retirement benefits, which is provided for future pension payments to employees, is recorded in the amount deemed accrued at the consolidated balance sheet date based on the projected benefit obligation and the estimated plan asset amount at the end of each fiscal year.

Unrecognized prior service cost is amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year in which the services are provided.

Unrecognized net actuarial gains (losses) are amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year immediately following the fiscal year in which the services were provided.

(11)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for payments of retirement benefits to directors, is recorded in the amount deemed accrued at the consolidated balance sheet date based on the estimated amount of benefits.

(New presentation rule)

Starting in the current fiscal year, reserve for retirement benefits to directors is separately presented in accordance with the revision to the forms appended to the “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) by the “Cabinet Office Ordinance to Amend Part of Banking Law Enforcement Regulations” (Cabinet Office Ordinance No. 76, September 28, 2007).

“Reserve for retirement benefits to directors”, which was previously reported as part of “Other liabilities”, was ¥1,241 million as of March 31, 2007.

(12)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided to meet future use of credits granted to credit card customers, is recorded in the amount deemed necessary based on the estimated future use of unused credits.

(New presentation rule)

Reserve for loyalty award was previously immaterial and included in “Other liabilities”. “Reserve for loyalty award credits”, which was previously reported as part of “Other liabilities”, was ¥5,208 million as of March 31, 2007.

(13)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet and other transactions, is calculated by estimation of the impact of these contingent events.

(14)	Reserve for losses related to business restructuring

Reserve for losses related to business restructuring is provided for estimated future losses related to business restructuring in consolidated subsidiaries.

Mitsubishi UFJ Financial Group, Inc.

(15)	Reserves under special laws

Reserves under special laws represents the ¥4,639 million of reserve for contingent liabilities from financial instruments transactions set aside in accordance with Article 46-5-1 and Article 48-3-1 of the Financial Instruments and Exchange Law.

Reserve for contingent liabilities from financial futures transactions was previously set aside in accordance with Article 81 of the Financial Futures Trading Law, and reserve for contingent liabilities from securities transactions was previously set aside in accordance with Article 51 of the Securities and Exchange Law. These reserves have been replaced by reserve for contingent liabilities from financial instruments transactions since the Financial Instruments and Exchange Law became effective on September 30, 2007.

(New presentation rule)

The forms appended to the “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) were revised by the “Cabinet Office Ordinance to Amend Part of Banking Law Enforcement Regulations” (Cabinet Office Ordinance No. 76, September 28, 2007), effective of September 30, 2007. In accordance with the revision, starting in the current fiscal year, reserve for contingent liabilities from financial futures transactions and reserve for contingent liabilities from securities transactions, which were previously included in “extraordinary losses”, are presented in the consolidated statements of income as included in “reserve for contingent liabilities from financial instruments transactions”.

(16)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates in effect on the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates in effect on the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates in effect on the consolidated balance sheet date.

(17)	Leasing transactions

Finance leases of domestic consolidated subsidiaries which do not involve transfer of ownership to lessees are accounted for as operating leases.

(18)	Hedge accounting

(A)	Hedge accounting for interest rate risks

(a)	Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for interest rate risks arising from monetary assets and liabilities. Individual hedging or portfolio hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No.24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No.14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

(b)	With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with Industry Audit Committee Report No.24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as other securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

(c)	With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with Industry Audit Committee Report No.24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by verifying the correlation between hedged items and hedging instruments.

(d)	As of March 31, 2003, deferred hedge losses and gains were recorded in the consolidated balance sheet as a result of the application of macro hedge accounting based on JICPA Industry Audit Committee Report No.15 “Tentative Treatment for Accounting and Auditing in Adoption of Accounting Standards for Banking Industry” (February 15, 2000), under which the overall interest rate risks arising from numerous deposits, loans and other instruments are hedged collectively by derivative transactions. These losses and gains are amortized as expense or income over the remaining lives of the macro hedging instruments (for a maximum period of 15 years from April 1, 2003). Deferred hedge losses and gains attributable to macro hedge accounting as of March 31, 2008 are ¥25,715 million (before tax effect adjustment) and ¥41,677 million (before tax effect adjustment), respectively.

Mitsubishi UFJ Financial Group, Inc.

(B)	Hedge accounting for foreign currency risks

(a)	Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for foreign currency risks arising from monetary assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

(b)	Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted deferred hedge accounting method for hedging transactions for foreign currency risks arising from investments in subsidiaries denominated in foreign currencies while adopting the fair value hedge accounting method for hedging transactions for foreign currency risks arising from foreign securities (other than bonds). Portfolio hedging and individual hedging are applied to determine hedged items. Liabilities denominated in foreign currencies and forward exchange contracts are used as hedging instruments.

(C)	Transactions among consolidated companies

Derivative transactions, including interest rate swaps and currency swaps which are designated as hedging instruments, among consolidated companies or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income and related gains and losses are recognized or deferred under hedge accounting because these derivative transactions are executed, meeting certain criteria under JICPA Industry Audit Committee Reports No.24 and No.25 to be regarded as equivalent to external third party transactions.

(19)	Consumption taxes

National and local consumption taxes are excluded from transaction amounts. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

5. Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of consolidated subsidiaries are stated at their fair values on the balance sheet dates of the subsidiaries.

6. Amortization of Goodwill

Goodwill on Mitsubishi UFJ Securities Co., Ltd., kabu.com Securities Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd. and UnionBanCal Corporation is amortized using the a straight-line method over 20 years starting from the period of the consolidation. Other goodwill, negative goodwill and their equivalents with insignificant balances are expensed as incurred.

7. Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet, excluding time deposits and negotiable certificates of deposits in other banks.

Mitsubishi UFJ Financial Group, Inc.

Changes in Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

(Accounting Policy for Financial Instruments)

ASBJ Accounting Standard No.10 “Accounting Standard for Financial Instruments” and JICPA Accounting Committee Report No.14, “Practical Guidelines for Accounting for Financial Instruments” were revised on June 15, 2007 and July 4, 2007, respectively. The accounting standard and the practical guidelines are applicable to fiscal years and interim periods ending on or after September 30, 2007, and MUFG adopted the revised “Accounting Standard” and “Practical Guidelines” starting from this fiscal year.

The revisions do not have any impact on the consolidated financial statements.

(Changes in the grouping method for recognition and measurement of impairment losses on fixed assets)

Upon its merger with DC Card Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., a consolidated subsidiary of MUFG, changed its grouping method for recognition and measurement of impairment losses on fixed assets. Assets related to the credit card business, which were previously grouped as one unit, were grouped into smaller business units which are consistent with the ongoing management and monitoring under the internal managerial accounting. This change was as a result of the operating system improvements and business restructuring following the merger.

This change resulted in a ¥1,085 million increase in ordinary profits and a ¥4,174 million decrease in income before income taxes and others.

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Consolidated balance sheets)

1.	“Investment securities” includes ¥249,266 million of stocks in affiliates and ¥2,269 million of other investments in affiliates.

2.	“Investment securities” includes ¥942 million of unsecured securities loaned with respect to which borrowers have rights to sell or pledge.

For borrowed securities under securities borrowing transactions and securities purchased under resale agreements, that permit MUFG Group to sell or pledge securities without restrictions, ¥5,557,035 million is pledged, ¥399,451 million is loaned and ¥14,686,956 million is held by MUFG Group at the consolidated balance sheet date.

3.	Loans to bankrupt borrowers: ¥43,298 million.

Non-accrual delinquent loans: ¥737,926 million.

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest due to the borrower’s weakened financial condition.

4.	Loans past due for 3 months or more: ¥17,900 million.

Loans past due for 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more, excluding loans to bankrupt borrowers and non-accrual delinquent loans.

5.	Restructured loans: ¥477,544 million.

Restructured loans represent loans renegotiated at concessionary terms, including reduction or deferral of interest or principal and waiver of the claims, due to the borrower’s weakened financial condition, excluding loans to bankrupt borrowers, non-accrual delinquent loans and loans past due for 3 months or more.

6.	The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, loans past due for 3 months or more and restructured loans was ¥1,276,670 million.

The amounts provided in Notes 3 to 6 represent gross amounts before the deduction of allowances for credit losses.

7.	Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. MUFG’s banking subsidiaries and trust banking subsidiaries have rights to sell or pledge bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value of these bills is ¥989,845 million.

Mitsubishi UFJ Financial Group, Inc.

8.	Assets pledged as collateral are as follows:

Cash and due from banks:	¥2,124 million
Trading assets:	¥815,656 million
Investment securities:	¥2,364,483 million
Loans and bills discounted:	¥86,330 million
Other assets:	¥34 million
Tangible fixed assets:	¥1,142 million
Intangible fixed assets:	¥764 million

Liabilities related to pledged assets are as follows:

Deposits:	¥393,748 million
Call money and bills sold:	¥610,900 million
Commercial paper	¥25,000 million
Borrowed money:	¥2,120,577 million
Bonds and notes:	¥17,154 million
Acceptances and guarantees:	¥2,124 million

In addition to the items listed above, ¥113,293 million of cash and due from banks, ¥568,156 million of commercial paper and debt purchased, ¥19,698 million of trading assets, ¥4,670,829 million of investment securities, ¥6,165,191 million of loans and bills discounted, and ¥5,707 million of other assets have been pledged as collateral for cash settlements and other transactions or as deposits for margin accounts of futures and other transactions.

¥4,432,044 million of trading assets and ¥6,151,604 million of investment securities have been sold under repurchase agreements or loaned under secured lending transactions. Payables corresponding to the assets sold or loaned under repurchase agreements and under securities lending transactions are ¥5,903,798 million and ¥3,877,010 million, respectively.

Bills rediscounted are accounted for as financial transactions in accordance with Industry Audit Committee Report No.24. The total face value of rediscounted bank acceptances bought, commercial bills discounted, documentary bills and bills of exchange rediscounted is ¥7,927 million.

9.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities is ¥69,330,633 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial conditions or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

10.	In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No.34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiary and domestic consolidated trust banking subsidiary has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess which are recognized as “Deferred tax liabilities for land revaluation”, is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiary	March 31, 1998

Domestic consolidated trust banking subsidiary	March 31, 1998, December 31, 2001 and March 31, 2002

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No.119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance”, (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

Some of MUFG’s equity method affiliates have revalued their land used for business operations as of March 31, 2002.

Mitsubishi UFJ Financial Group, Inc.

11.	Accumulated depreciation on tangible fixed assets: ¥1,372,174 million.

12.	Deferred gains on tangible fixed assets deducted for tax purposes: ¥91,673 million.

13.	Borrowed money includes ¥1,202,500 million of subordinated borrowings.

14.	Bonds and notes include ¥3,158,606 million of subordinated bonds.

15.	The principal amounts of money trusts and loan trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers is guaranteed, are ¥1,277,958 million and ¥231,508 million, respectively.

16.	Guarantee obligations for private placement bonds in “Investment securities” (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) is ¥3,093,449 million.

(Consolidated statements of income)

1.	“Other ordinary income” includes ¥176,970 million of gains on sales of equity securities and ¥152,639 million of leasing fees relating to the consolidated leasing subsidiaries.

2.	“Other ordinary expenses” includes ¥251,597 million of write-offs of loans, ¥132,564 million of leasing costs relating to the consolidated leasing subsidiaries, and ¥187,104 million of write down of equity securities.

3.	“Prior year adjustments” is represents adjustments on assets of UFJ Bank Limited, which became a consolidated subsidiary on October 1, 2005

(Consolidated statement of changes in net assets)

1. Detailed information regarding outstanding shares

	(Thousand shares)
	Number of shares as of March 31, 2007	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2008	Notes
Outstanding shares
Common stock	10,861	10,850,782	—	10,861,643	(1)
Preferred stock first series of class 3	100	99,900	—	100,000	(2)
Preferred stock class 8	17	17,682	—	17,700	(3)
Preferred stock class 11	0	0	—	1	(4)
Preferred stock class 12	33	33,666	—	33,700	(5)
Total	11,013	11,002,031	—	11,013,044
Treasury stock
Common stock	654	781,337	277,729	504,262	(6)
Total	654	781,337	277,729	504,262

(1)	Increase in the number of common stock by 10,850,782 thousand shares was due to stock split.
(2)	Increase in the number of preferred stock first series of class 3 by 99,900 thousand shares was due to stock split.
(3)	Increase in the number of preferred stock class 8 by 17,682 thousand shares was due to stock split.
(4)	Increase in the number of preferred stock class 11 by 0 thousand shares was due to stock split.
(5)	Increase in the number of preferred stock class 12 by 33,666 thousand shares was due to stock split.
(6)	Increase in the number of common stock held in treasury by 781,337 thousand shares was mainly due to stock split, acquisition of fractional shares and shares constituting less than a unit, repurchase of stock under the resolution of the Board of Directors and increase in the number of shares held by subsidiaries and affiliates. Decrease in the number of common stock held in treasury by 277,729 thousand shares was mainly due to share exchange, sale of fractional shares and shares constituting less than a unit and decrease in the number of shares held by affiliates.

Mitsubishi UFJ Financial Group, Inc.

2. Information regarding subscription rights to shares

Issuer	Type of Subscription rights to shares	Type of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2008 (¥ million)
			As of March 31, 2007	Increase	Decrease	As of March 31, 2008
MUFG	Subscription rights to shares (Treasury shares) Stock options	—	— (—)	— (— —)	— (—)	— (—)	— (— 2,408)
Consolidated subsidiaries (Treasury shares)		—					100 (—)
Total		—					2,509 (—)

3. Detailed information regarding cash dividends

Date of approval	Type of shares	Total Dividends (¥ million)	Dividend per share (¥)	Dividend record date	Effective date
General meeting of shareholders on June 28, 2007	Common stock Preferred stock first series of class 3 Preferred stock class 8 Preferred stock class 11 Preferred stock class 12	61,259 3,000 140 0 193	6,000 30,000 7,950 2,650 5,750	March 31, 2007	June 28, 2007
Board of directors meeting on November 21, 2007	Common stock Preferred stock first series of class 3 Preferred stock class 8 Preferred stock class 11 Preferred stock class 12	73,411 3,000 140 0 193	7 30 7.95 2.65 5.75	September 30, 2007	December 10, 2007

The total amount of dividends above includes ¥11 million paid to consolidated subsidiaries.

MUFG conducted a 1,000 for 1 stock split of common and preferred shares effective on September 30, 2007.

(*) Dividends with record dates before March 31, 2008 and effective dates after April 1, 2008

Date of approval (scheduled)	Type of shares	Total Dividends (¥ million)	Source of dividends	Dividend per share (¥)	Dividend record date	Effective date
General meeting of shareholders on June 27, 2008	Common shares	72,525	Retained earnings	7	March 31, 2008	June 27, 2008
	Preferred shares first series of class 3	3,000		30
	Preferred stock class 8	140		7.95
	Preferred stock class 11	0		2.65
	Preferred stock class 12	193		5.75

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Cash Flows)

1.	The difference between “cash and cash equivalents” and items presented on the consolidated balance sheet.

As of March 31, 2008

Cash and due from banks on the consolidated balance sheet:	¥10,281,603 million
(-) Time deposits and negotiable certificates of deposit in other banks:	¥(6,059,380 million	)

Cash and cash equivalents	¥4,222,222 million

2.	In accordance with the new presentation rule for the consolidated balance sheets, net increase (decrease) in reserve for retirement benefits to directors and net increase (decrease) in reserve for loyalty award credits, which were previously reported as part of “Other” in “Cash flows from operating activities”, are separately presented as “Increase (decrease) in reserve for retirement benefits to directors” and “Increase (decrease) in reserve for loyalty award credits”.

“Increase (decrease) in reserve for retirement benefits to directors” and “Increase (decrease) in reserve for loyalty award credits” previously reported as part of “Other” in “Cash flows from operating activities” as of March 31, 2007 were an increase of ¥161 million and a decrease of ¥485 million, respectively.

Mitsubishi UFJ Financial Group, Inc.

(Investment Securities)

In addition to “Investment securities”, the following tables include trading securities, securities related to trading transactions and trading short-term corporate bonds classified as “Trading assets”, negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates of commodity investment trusts in “Commercial Paper and other debt purchased”.

1. Trading securities (as of March 31, 2008)

(in millions of yen)
Amount on consolidated balance sheet	Net unrealized gains (losses) recorded in the consolidated statement of income during this period
10,048,468	53,379

2. Debt securities being held to maturity with market values (as of March 31, 2008)

	(in millions of yen)
	Amount on consolidated balance sheet	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Domestic bonds	2,805,196	2,824,350	19,153	21,178	2,025
Government bonds	2,496,983	2,512,116	15,133	17,129	1,996
Municipal bonds	71,844	73,073	1,229	1,229	—
Corporate bonds	236,368	239,159	2,790	2,819	28
Other Securities	136,778	137,862	1,083	1,304	220
Foreign bonds	20,934	22,018	1,084	1,304	220
Other	115,844	115,844	(0)	—	0

Total	2,941,975	2,962,212	20,237	22,483	2,245

(*1)	Market Value is calculated by using quoted market prices and/or other information.

3. Other securities with market values (as of March 31, 2008)

	(in millions of yen)
	Acquisition cost	Amount on the consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Domestic equity securities	4,296,748	5,674,702	1,377,953	1,737,517	359,564
Domestic bonds	17,070,963	17,062,116	(8,847)	82,767	91,614
Government bonds	15,366,668	15,343,602	(23,065)	66,131	89,196
Municipal bonds	198,806	202,574	3,767	3,916	148
Corporate bonds	1,505,488	1,515,939	10,450	12,719	2,269
Other	13,789,594	13,425,362	(364,231)	192,167	556,398
Foreign equity securities	97,079	192,234	95,154	95,682	527
Foreign bonds	8,435,851	8,415,050	(20,800)	65,715	86,515
Other	5,256,662	4,818,077	(438,584)	30,770	469,355

Total	35,157,305	36,162,180	1,004,875	2,012,453	1,007,578

(*1)	“Amount on the consolidated balance sheet” in this table means market value calculated by using quoted market prices and/or other information.

(*2)	Other securities held by MUFG or domestic consolidated subsidiaries are subject to write-downs when the market value or reasonably evaluated value of these securities has declined considerably and it is not probable that the value will recover to the acquisition cost. In such case, any differences between fair value and acquisition cost are recognized as losses for the period. “Considerable decline in market value” is determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Potentially bankrupt issuers:

Market value is lower than acquisition cost.

Issuers requiring close monitoring:

Market value has declined 30% or more from acquisition cost.

Other issuers:

Market value has declined 50% or more, from acquisition cost.

“Bankrupt issuer” means issuer who has entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Substantially bankrupt issuer” means issuer who is not legally or formally bankrupt but regarded as substantially in a similar condition. “Potentially bankrupt issuer” means issuer who is not legally bankrupt but deemed to have high possibility of becoming bankrupt. “Issuer requiring close monitoring” means issuer who is financially weak and under close monitoring conducted by MUFG’s subsidiaries.

(*3)	“Net unrealized gains (losses) includes losses of ¥13,982 million which are related to the securities with embedded derivatives and are recorded in current earnings.

Mitsubishi UFJ Financial Group, Inc.

4. Other securities sold during the fiscal year

(in millions of yen)
Amount sold	Gains on sales	Losses on sales
50,118,819	332,133	144,781

5. Securities stated at acquisition costs (as of March 31, 2008)

(excluding items classified as Debt securities being held to maturity with market values on table 2)

(in millions of yen)
Amount on the consolidated balance sheet
Debt securities being held to maturity
Foreign bonds	12,886
Other securities
Domestic equity securities	446,418
Domestic corporate bonds	3,481,687
Foreign equity securities	72,450
Foreign bonds	243,430

6. The redemption schedule of bonds classified as other securities with maturities and securities being held to maturity (as of March 31, 2008)

	(in millions of yen)
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	8,972,284	7,467,376	4,633,923	2,279,647
Government bonds	8,200,246	4,273,924	3,634,820	1,731,595
Municipal bonds	24,752	145,509	105,963	3,846
Corporate bonds	747,285	3,047,942	893,139	544,205
Other	799,114	3,425,040	2,761,209	5,570,201
Foreign bonds	589,635	2,986,504	1,440,348	2,955,942
Other	209,479	438,536	1,320,861	2,614,259

Total	9,771,398	10,892,417	7,395,133	7,849,848

Mitsubishi UFJ Financial Group, Inc.

(Money Held in Trust)

1. Money held in trust for trading purpose (as of March 31, 2008)

(in millions of yen)
Amount on consolidated balance sheet	Net unrealized gains (losses) recorded in the consolidated statement of income during this period
72,392	(9,671)

2. Money held in trust not for trading purpose or being held to maturity (as of March 31, 2008)

(in millions of yen)
Acquisition costs	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
328,054	329,055	1,001	1,091	89

(*1)	“Amount on the consolidated balance sheet” on this table means market value calculated by using quoted market prices and/or other information.

(Net Unrealized Gains (Losses) on Other Securities)

Detailed information regarding net unrealized gains (losses) on other securities (as of March 31, 2008)

(in millions of yen)
Net unrealized gains (losses) on other securities	1,034,322
Other securities	1,033,321
Money held in trust not for trading purpose or being held to maturity	1,001
Deferred tax liabilities	443,995
Net unrealized gains (losses) on other securities, net of deferred tax liabilities (before MUFG’s ownership share of affiliates’ unrealized gains (losses))	590,327
Minority interests	7,771
MUFG’s ownership share of affiliates’ unrealized gains (losses) on other securities	(2,746)

Total	595,352

(*1)	“Net unrealized gains (losses)” on this table excludes ¥13,982 million of losses resulting from the disposition of securities with embedded derivatives.

(*2)	“Net unrealized gains (losses)” on this table includes ¥14,463 million of unrealized gains on securities in investment limited partnerships.

Mitsubishi UFJ Financial Group, Inc.

(Retirement benefits)

1. Outline for retirement benefits plans

Domestic consolidated subsidiaries have retirement benefit plans with defined benefits, such as defined benefit pension plans, employees’ pension funds, tax qualified pension plans and lump sum severance payments. Lump sum severance payments can be increased by an additional amount which is not included in the projected benefit obligation calculated actuarially pursuant to applicable accounting standards for retirement benefits.

Some overseas branches of domestic consolidated subsidiaries and some overseas consolidated subsidiaries also have benefit plans with defined benefits.

2. Benefit obligation

		(in millions of yen)
		Balances as of March 31, 2008
Projected benefit obligation	(A)	(1,909,046)
Fair value of plan assets	(B)	2,459,264

Projected benefit obligation in excess of plan assets	(C)=(A)+(B)	550,217
Unrecognized net obligation at transition	(D)	—
Unrecognized net actuarial loss	(E)	(22,342)
Unrecognized prior service cost	(F)	(56,456)

Net amount recognized in the consolidated balance sheet	(G)=(C)+(D)+(E)+(F)	471,418
Prepaid pension costs	(H)	536,189
Reserve for retirement benefits	(G)–(H)	(64,771)

(*1)	The table includes the substitutional portion of the employees’ pension funds.

(*2)	Some overseas branches of domestic consolidated subsidiaries and some consolidated subsidiaries apply a simplified accounting method for calculating projected benefit obligations.

(*3)	The table does not include the assets managed by the generally established employees’ pension funds.

3. Net periodic cost

(in millions of yen)
For the fiscal year ended March 31, 2008
Service cost	44,301
Interest cost	48,099
Expected return on plan assets	(91,742)
Amortization of unrecognized prior service cost	(11,884)
Amortization of unrecognized net actuarial loss	(20,183)
Other	12,441

Net periodic cost	(18,966)

(*)	Net periodic cost of the overseas branches of domestic consolidated subsidiaries and consolidated subsidiaries which apply a simplified accounting method are included primarily in “service cost”.

Mitsubishi UFJ Financial Group, Inc.

4. Assumptions and other policies used in calculation of projected benefit obligation

As of March 31, 2008
(1) Discount rate	Domestic consolidated subsidiaries 1.50% to 2.50% Overseas consolidated subsidiaries 5.00% to 10.00%

(2) Expected return	Domestic consolidated subsidiaries 1.01% to 4.70% Overseas consolidated subsidiaries 4.50% to 8.50%

(3) Method used in allocation of estimated retirement benefits	Straight-line method

(4) Duration for amortization of unrecognized prior service cost	Primarily over 10 years (amortized as incurred by the straight-line method over a period within the average remaining years of service of the employees)

(5) Duration for amortization of unrecognized net actuarial loss	Primarily over 10 years (amortized in the year immediately following the year in which a gain or loss is recognized, by the straight-line method, over a period within the average remaining years of service of the employees)

Mitsubishi UFJ Financial Group, Inc.

(Stock Options)

1.	Stock options expensed for the fiscal year ended March 31, 2008

General and administrative expenses: ¥2,509 million

2.	Outline of stock options and changes

(1)	MUFG

A)	Outline of stock options

	Stock options of 2007
Number of grantees	Directors	15
	Corporate auditors	5
	Executive officers	39
	Directors and executive officers of subsidiaries of MUFG	130

Number of stock options (*1)	Common shares	2,798,000

Grant date	December 6, 2007

Condition for vesting	Retirement

Required service period	June 28, 2007 to June 27, 2008

Exercise period	December 6, 2007 to December 5, 2037

(*1)	Shown in number of shares.

B)	Size of stock options and changes

(a)	Number of stock options (in shares)

Stock options of 2007
Non-vested
As of March 31, 2007	—
Granted	2,798,000
Forfeited	—
Vested	—
Outstanding	2,798,000
Vested
As of March 31, 2007	—
Vested	—
Exercised	—
Forfeited	—
Outstanding	—

(b)	Price information (per share)

Stock options of 2007
Exercise price	¥1
Average stock price upon exercise	—
Fair value at grant date	¥1,032

Mitsubishi UFJ Financial Group, Inc.

C)	Calculation for fair value of stock options

The fair value of the stock options granted in the fiscal year ended March 31, 2008 is calculated as follows:

(a) Calculation method : The Black-Sholes Model

(b) Assumptions used in calculation

Stock options of 2007
Volatility of stock price (*1)	31.06%
Estimated remaining outstanding period (*2)	4 years
Expected dividend (*3)	¥11 per share
Risk-free interest rate (*4)	0.95%

(*1)	Volatility of stock price is calculated based on the actual stock prices of MUFG during the four years from November 30, 2003 to November 29, 2007.

(*2)	Estimated remaining outstanding period cannot be readily made due to lack of historical data. The average period of service of directors of MUFG and subsidiaries of MUFG is used.

(*3)	The actual dividend on common stock for the fiscal year ended March 31, 2007.

(*4)	Japanese government bond yield applicable to the estimated remaining outstanding period of the stock options.

D)	Estimated number of stock options to be vested

The actual number of forfeited stock options alone is reflected because the number of stock options that will be forfeited in the future cannot be readily estimated.

(2)	kabu.com Securities Co., Ltd. (consolidated subsidiary)

A)	Outline of stock options

	2003 stock options		2004 stock options		2006 stock options
Number of grantees (*3)	Director Employees	1 36	Director Corporate auditor Employees	1 1 4	Director Executive officer Employees	1 1 31

Number of stock options (*1)(*2)	Common shares 12,861		Common shares 1,854		Common shares 4,314

Grant date	December 31, 2003		April 30, 2004		March 31, 2006

Condition for vesting	Being a director, executive officer or employee of kabu.com Securities Co., Ltd. upon exercise		Being a director, executive officer or employee of kabu.com Securities Co., Ltd. upon exercise		Being a director, executive officer or employee of kabu.com Securities Co., Ltd. upon exercise

Required service period	N.A.		N.A.		N.A.

Exercise period	January 1, 2006 to December 31, 2010		May 1, 2006 to December 31, 2010		July 1, 2007 to June 30, 2012

(*1)	Shown in numbers of shares.

(*2)	The numbers of shares for the 2003 stock options and the 2004 stock options are adjusted by reflecting the 3 for 1 common stock splits effective on September 28, 2004 and July 20, 2005.

(*3)	A corporate auditor, who is a grantee for the 2004 stock options, retired and was elected as a director by the general meeting of shareholders of kabu.com Securities Co., Ltd. on June 22, 2004.

Mitsubishi UFJ Financial Group, Inc.

B)	Size of stock options and changes

(a)	Number of stock options (in shares)

	2003 stock options	2004 stock options	2006 stock options
Non-vested
As of March 31, 2007	—	—	3,753
Granted	—	—	—
Forfeited	—	—	111
Vested	—	—	3,642
Outstanding	—	—	—
Vested
As of March 31, 2007	4,185	846	—
Vested	—	—	3,642
Exercised	3,375	333	—
Forfeited	27	—	—
Outstanding	783	513	3,642

(b)	Price information (per share)

	2003 stock options	2004 stock options	2006 stock options
Exercise price	¥15,000	¥22,366	¥327,022
Average stock price upon exercise (*1)	¥117,000	¥135,486	—
Fair value at grant date (*2)	—	—	—

(*1)	The exercise prices of the 2003 stock options and 2004 stock options are adjusted by reflecting the 3 for 1 common stock splits effective on September 28, 2004 and July 20, 2005.

(*2)	Not applicable to stock options granted prior to the effective date of the Companies Act.

(3)	Palace Capital Partners A Co., Ltd. (consolidated subsidiary)

A)	Outline of stock options

	2007 stock options (1)		2007 stock options (2)
Number of grantees	Directors Executive officer	2 1	Director Employees	1 9

Number of stock options	Common shares 1,450		Common shares 1,130

Grant date	September 1, 2007		September 1, 2007

Condition for vesting	Being a director, corporate auditor, executive officer or employee of Palace Capital Partners A Co., Ltd. or its subsidiary upon exercise unless retired of retirement age		Being a director, corporate auditor, executive officer or employee of Palace Capital Partners A Co., Ltd. or its subsidiary upon exercise unless retired of retirement age

Required service period	N.A.		N.A.

Exercise period	September 1, 2007 to August 31, 2012		September 2, 2009 to August 31, 2012

Mitsubishi UFJ Financial Group, Inc.

B)	Size of stock options and changes

(a)	Number of stock options (in shares)

	2007 stock options (1)	2007 stock options (2)
Non-vested
As of March 31, 2007	—	—
Granted	1,450	1,130
Forfeited	—	—
Vested	1,450	—
Outstanding	—	1,130
Vested
As of March 31, 2007	—	—
Granted	1,450	—
Forfeited	—	—
Vested	—	—
Outstanding	1,450	—

(b)	Price information (per share)

	2007 stock options (1)	2007 stock options (2)
Exercise price	¥1	¥99,972
Average stock price upon exercise	—	—
Fair value at grant date	¥99,971	¥0

C)	Calculation for fair value of stock options

Because shares underlying the 2007 stock options, which were granted in this fiscal year, were unlisted as of grant date, an estimated intrinsic value is shown instead of fair value.

Stock options of 2007
Valuation method for stock	Comparison to similar companies
Aggregate amount of intrinsic value of stock options as of March 31, 2008	¥144 million
Aggregate amount of intrinsic value of exercised stock options as of exercise date	—

D)	Estimated number of stock options to be vested

The actual number of forfeited stock options alone is reflected because the number of stock options that will be forfeited in the future cannot be readily estimated.

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1. Business segment information

For the fiscal year ended March 31, 2008

	(in millions of yen)
	Banking	Trust Banking	Securities	Credit card	Other	Total	(Elimination)	Consolidated
Ordinary income
from customers	4,509,433	676,037	539,586	457,533	211,359	6,393,951	—	6,393,951
from internal transactions	68,557	26,127	34,237	15,826	575,097	719,846	(719,846)	—

Total ordinary income	4,577,991	702,165	573,824	473,360	786,456	7,113,798	(719,846)	6,393,951

Ordinary expenses	3,796,167	513,553	555,695	487,111	285,831	5,638,358	(273,420)	5,364,938

Ordinary profits	781,824	188,611	18,128	(13,750)	500,625	1,475,440	(446,426)	1,029,013

Assets	152,326,421	20,721,763	19,842,959	4,023,421	1,780,031	198,694,597	(5,701,417)	192,993,179
Depreciation	158,379	39,490	15,447	23,017	105,049	341,384	—	341,384
Capital expenditures	273,856	32,244	39,253	25,050	134,815	505,220	—	505,220

Notes:

1.	“Ordinary Income” and “Ordinary profit” correspond to “Net sales” and “Operating profit” on the statement of income of companies in non-banking industries.

2.	“Other” includes leasing.

3.	“Ordinary profit” for “Other” includes 502,470 million yen of dividends from MUFG’s domestic consolidated banking subsidiary and domestic consolidated trust banking subsidiary.

4.	Depreciation for tangible fixed assets acquired after March 31, 2007, other than buildings (excluding fixtures) of a domestic consolidated banking subsidiary, is computed in accordance with the Corporate Tax Law as amended by the FY 2007 Tax Reform. The domestic consolidated banking subsidiary has re-examined its accounting treatment for the residual value of its buildings (excluding fixtures) based on historical and other date related to its disposition of buildings in accordance with the FY 2007 Tax Reform and determined that the residual value should be adjusted to a nominal amount. As a result of this re-examination, starting in the fiscal year ended March 31, 2008, the amended declining-balance method, under which buildings, regardless of the date of their acquisition, are depreciated to a nominal value at the end of their useful lives, as set forth in the Corporate Tax Law, is used as the new computation method for depreciation for buildings of the domestic consolidated banking subsidiary. This change resulted in increases in ordinary expenses by 10,309 million yen for “Banking”, 309 million yen for “Trust Banking” and 479 million yen for “Securities” and decreases in ordinary profits by the same amount for each segment. This change did not have a material impact on “Credit Card” and “Other”.

(Additional information)

The residual value of tangible fixed assets acquired prior to April 1, 2007, domestic consolidated banking subsidiary’s buildings (excluding fixtures) is depreciated over 5 years by the straight-line method starting in the fiscal year immediately following the fiscal year in which the cumulative amount of depreciation has reached 95% of the acquisition cost.

This change resulted in increases in ordinary expenses by 1,932 million yen for “Banking”, 527 million yen for “Trust Banking”, 36 million yen for “Securities” and 79 million yen for “Credit Card” and decreases in ordinary profits by the same amount for each segment.

5.	Upon its merger with DC Card Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., a consolidated subsidiary of MUFG, changed its grouping method for recognition and measurement of impairment losses on fixed assets. Assets related to the credit card business, which were previously grouped as one unit, were grouped into smaller business units which are consistent with the ongoing management and monitoring under the internal managerial accounting. This change was as a result of the operating system improvements and business restructuring following the merger. This change resulted in a 1,085 million yen decrease in ordinary expenses and a 1,085 million yen increase in ordinary profits for “Credit Card”.

2. Geographic segment information

For the fiscal year ended March 31, 2008

	(in millions of yen)
	Japan	North America	Latin America	Europe / Mid. East	Asia / Oceania	Total	(Elimination)	Consolidated
Ordinary income
from customers	4,587,855	837,473	10,672	619,655	338,294	6,393,951	—	6,393,951
from internal transactions	175,745	65,887	156,986	109,735	65,608	573,964	(573,964)	—

Total ordinary income	4,763,600	903,361	167,659	729,391	403,902	6,967,916	(573,964)	6,393,951

Ordinary expenses	4,044,118	769,566	114,636	705,189	337,461	5,970,972	(606,033)	5,364,938

Ordinary profits	719,482	133,795	53,022	24,201	66,441	996,943	32,069	1,029,013

Assets	160,973,522	16,746,913	3,836,246	21,294,510	10,105,599	212,956,792	(19,963,612)	192,993,179

Notes:

1.	The above geographic segments have been determined considering various factors, including geographic proximity, similarity in economic activities involved and relevance in terms of business operations. “Ordinary income” and “Ordinary profits” correspond to “Net sales” and “Operating profits” on the statement of income of companies in non-banking industries.

2.	“North America” includes United States and Canada. “Latin America” primarily includes Caribbean countries and Brazil. “Europe/Middle East” primarily includes United Kingdom, Germany and Netherlands. “Asia/Oceania” primarily includes Hong Kong, Singapore and China.

3.	Depreciation for tangible fixed assets acquired after March 31, 2007, other than buildings (excluding fixtures) of a domestic consolidated banking subsidiary, is computed in accordance with the Corporate Tax Law as amended by the FY 2007 Tax Reform. The domestic consolidated banking subsidiary has re-examined its accounting treatment for the residual value of its buildings (excluding fixtures) based on historical and other date related to its disposition of buildings in accordance with the FY 2007 Tax Reform and determined that the residual value should be adjusted to a nominal amount. As a result of this re-examination, starting in the fiscal year ended March 31, 2008, the amended declining-balance method, under which buildings, regardless of the date of their acquisition, are depreciated to a nominal value at the end of their useful lives, as set forth in the Corporate Tax Law, is used as the new computation method for depreciation for buildings of the domestic consolidated banking subsidiary. This change resulted in increases in ordinary expenses by 11,031 million yen for "Japan", 87 million yen for “Europe / Mid. East” and decreases in ordinary profits by the same amount for each segment. This change did not have a material impact on “North America”, “Latin America” and “Asia / Oceania”.

(Additional information)

The residual value of tangible fixed assets acquired prior to April 1, 2007, domestic consolidated banking subsidiary’s buildings (excluding fixtures) is depreciated over 5 years by the straight-line method starting in the fiscal year immediately following the fiscal year in which the cumulative amount of depreciation has reached 95% of the acquisition cost.

This change resulted in increases in ordinary expenses by 2,539 million yen for “Japan” and 22 million yen for “North America” and decreases in ordinary profits by the same amount for each segment. This change did not have a material impact on “Europe / Mid. East” and “Asia / Oceania”.

4.	Upon its merger with DC Card Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., a consolidated subsidiary of MUFG, changed its grouping method for recognition and measurement of impairment losses on fixed assets. Assets related to the credit card business, which were previously grouped as one unit, were grouped into smaller business units which are consistent with the ongoing management and monitoring under the internal managerial accounting. This change was as a result of the operating system improvements and business restructuring following merger. This change resulted in a 1,085 million yen decrease in ordinary expenses and a 1,085 million yen increase in ordinary profits for “Japan”.

Mitsubishi UFJ Financial Group, Inc.

3. Ordinary income from overseas operations

For the fiscal year ended March 31, 2008

(in millions of yen)
Ordinary income from overseas operations	1,806,096
Consolidated ordinary income	6,393,951
Share of ordinary income from overseas operations	28.2%

Notes:

1.	“Ordinary income from overseas operations” corresponds to “Net sales from overseas operations” on the statement of income of companies in non-banking industries.

2.	“Ordinary income from overseas operations” consists of income from operations of the overseas branches of MUFG’s domestic consolidated banking subsidiaries and trust banking subsidiaries, and MUFG’s overseas subsidiaries (excluding ordinary income from internal transactions).

Geographic segment information regarding ordinary income from overseas is not available.

(Related party transactions)

There are no material transactions with related parties to report for the fiscal year ended March 31, 2008.

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2008		For the fiscal year ended March 31, 2007
Total net assets per common share	¥727.98	Total net assets per common share	¥801,320.41
Net income per common share	¥ 61.00	Net income per common share	¥86,795.07
Diluted net income per common share	¥ 60.62	Diluted net income per common share	¥86,274.70

A 1,000 for 1 common stock split became effective on September 30, 2007.

Adjusted “per share” information for the FYE March 31, 2007 on the assumption that the stock split had been effective as of April 1, 2006 are as follows:

Total net assets per common share:	¥801.32
Net income per common share:	¥ 86.79
Diluted net income per common share:	¥ 86.27

1. Basis for computing net income per common share and diluted net income per common share

		For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2007
Net income per common share
Net income	million yen	636,624	880,997
Amounts not attributable to common shareholders	million yen	7,929	8,376
Total dividends on preferred stock	million yen	7,929	8,376
Net income attributable to common shares	million yen	628,694	872,621
Average number of common shares outstanding for the fiscal period	thousand shares	10,306,055	10,053
Diluted net income per common share
Adjustments in net income	million yen	661	1,126
Total dividends on preferred stock	million yen	668	1,126
Adjustments made to reflect convertible securities of subsidiaries	million yen	(7)	—
Common share equivalent	thousand shares	74,586	73
Preferred shares	thousand shares	73,692	73
Subscription rights to shares	thousand shares	893	—
Convertible securities not diluting earnings per common share	Preferred stock first series class 3

(100,000 thousand shares outstanding)
Subscription rights to shares:

•    kabu.com Securities Co., Ltd.

1 type / 1,214 units

•    MU Hands-on Capital Ltd.

2 types / 620 units

•    Palace Capital Partners A Co.,
     Ltd.

2 types / 2,580 units

			Preferred stock first series class 3 (100 thousand shares outstanding)

Mitsubishi UFJ Financial Group, Inc.

2. Basis for computing total net assets per common share

		For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2007
Total net assets	million yen	9,599,708	10,523,700
Amounts not attributable to common shareholders	million yen	2,059,660	2,344,108
Minority interests	million yen	1,716,370	2,003,434
Preferred stock	million yen	336,801	336,801
Total dividends on preferred stock	million yen	3,980	3,872
Subscription rights to shares	million yen	2,509	0
Net assets attributable to common shareholders	million yen	7,540,047	8,179,591
Number of common shares outstanding at the end of the fiscal period (excluding treasury shares)	thousand shares	10,357,381	10,207

Mitsubishi UFJ Financial Group, Inc.

(Business combinations)

(Business combination between companies under common control of the parent company)

UFJ NICOS Co., Ltd. merged with DC Card Co., Ltd. on April 1, 2007 under the merger agreement that was approved by the board of directors on December 20, 2006. As both UFJ NICOS Co., Ltd. and DC Card Co., Ltd. were subsidiaries of MUFG, the merger was treated as a transaction between companies under common control of the parent company.

1. Summary information

(1)	Company names and their main businesses

(a) Merging company

UFJ NICOS Co., Ltd. (Credit card business)

(b) Merged company

DC Card Co., Ltd. (Credit cared business)

(2)	Date of the merger

April 1, 2007

(3)	Legal form of the merger

UFJ NICOS Co., Ltd. was the surviving company and DC Card Co., Ltd. was the dissolved company.

(4)	Name of the company after the merger

Mitsubishi UFJ NICOS Co., Ltd.

(5)	Purpose of the merger

The purpose of the merger of the core credit card companies within MUFG Group is to establish a leading credit card company with a stable business base and solid profitability which is able to offer cutting-edge solutions to customers.

2.	The accounting method

The share exchange was accounted for in accordance with the “Comment on Accounting Standard for Business Combinations” (FSA Business Accounting Council, October 31, 2003) and ASBJ Guidance No.10 “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (December 27, 2005). As a result, goodwill and gains on changes in equity were recognized.

(1)	Amount of goodwill: ¥3,244 million

(2)	The cause of goodwill is the difference between increased value in the ownership and the acquisition cost.

(3)	Depreciation: under the straight-line method over 20 years

(4)	Amount of gains on changes in equity: ¥6,985 million

(Business combination to which purchase method was applied)

The Bank of Tokyo-Mitsubishi UFJ, Ltd., a consolidated subsidiary of MUFG, resolved to acquire shares of kabu.com Securities Co., Ltd., an equity method affiliate of MUFG, through a public tender offer at the meeting of its board of directors on March 5, 2007. The tender offer commenced on March 20, 2007 and was completed on April 18, 2007 and The Bank of Tokyo-Mitsubishi UFJ, Ltd. acquired 94,000 common shares of kabu.com Securities Co., Ltd. As a result of the tender offer, MUFG and its subsidiaries’ share of voting rights in kabu.com Securities Co., Ltd increased to 40.36%.

By the resolution of the general meeting of shareholders of kabu.com Securities Co., Ltd. on June 24, 2007, a majority of the board of directors of kabu.com Securities Co., Ltd. is occupied by persons (1) who are/were directors, executive officers or employees of MUFG or its subsidiaries and (2) are able to influence the financial and business policies of kabu.com Securities Co., Ltd. As a result, kabu.com Securities Co., Ltd. has become a consolidated subsidiary of MUFG.

1.	Summary information

(1)	Name: kabu.com Securities Co., Ltd.

(2)	Main business: Securities business

(3)	Capital as of March 31, 2007: ¥7,195 million

Total Assets as of March 31, 2007: ¥363,771 million

Number of employees as of March 31, 2007: 81

(4)	Purpose of the consolidation

The purpose of the consolidation is to strengthen the integration among MUFG Group companies in internet based retail financial services.

(5)	Date of the consolidation: June 24, 2007

(6)	Legal form: Additional purchase of shares

(7)	Additional share of voting rights: 9.50%

Mitsubishi UFJ Financial Group, Inc.

2.	Results of operations of kabu.com Securities Co., Ltd. from April 1, 2007 to March 31, 2008 are reflected in the consolidated financial statements.

3. Cost of the acquisition of shares:	¥22,653 million

Shares:	¥22,560 million
Fees and charges:	¥93 million
Total	¥22,653 million

4.	Goodwill

(1)	Amount of goodwill: ¥14,681 million

(2)	The cause of goodwill is the difference between the increased value in the ownership and the acquisition costs.

(3)	Depreciation: under the straight-line method over 20 years

5.	Assets and liabilities increased by the consolidation

(1) Assets	Total assets:	¥388,728 million
	Margin account assets:	¥177,455 million
	Cash segregated as deposits for regulatory purpose:	¥108,746 million

(2) Liabilities	Total liabilities:	¥326,203 million
	Deposits received:	¥122,695 million
	Margin account liabilities:	¥120,394 million

(Business combination between companies under common control of the parent company)

By way of a share exchange effective on September 30, 2007, Mitsubishi UFJ Securities Co., Ltd. has become a wholly-owned subsidiary of MUFG. This transaction was treated as one between companies under common control of the parent company.

1.	Summary information

(1)	Name: Mitsubishi UFJ Securities Co., Ltd.

Main business: Securities business

(2)	Legal form: Share exchange

(3)	Name of the company after the share exchange: Mitsubishi UFJ Securities Co., Ltd.

(4)	Purpose of the consolidation

(a)	MUFG Group has been actively pursuing its integrated group strategy and MUFG Group companies are being integrated as a unified group to deliver high-quality financial instruments and services.

(b)	Direct financing is increasing in importance and business combinations are much more frequent because of the ongoing deregulation in the Japanese financial markets. MUFG Group is required to enhance, in compliance with laws and regulations, its promptness and effectiveness.

(c)	To make Mitsubishi UFJ Securities Co., Ltd. a wholly-owned subsidiary is expected contribute to improving the efficiency and integration among MUFG Group companies

2.	Accounting method

The share exchange was accounted for in accordance with the “Comment on Accounting Standard for Business Combinations” (FSA Business Accounting Council, October 31, 2003) and ASBJ Guidance No.10 “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (December 27, 2005). As a result, goodwill was recognized.

Mitsubishi UFJ Financial Group, Inc.

3.	Outline for the share exchange

(1) Cost of the acquisition of shares:	¥375,719 million

Shares:	¥375,526 million
Fees and charges:	¥192 million
Total	¥375,719 million

(2)	Share exchange ratio

(a)	Share allotment: 1 MUFG share to each 1.02 shares of Mitsubishi UFJ Securities Co., Ltd.

(b)	Basis for calculation of share exchange ratio

MUFG and Mitsubishi UFJ Securities Co., Ltd. deliberately examined the results of analysis and professional opinions relating to the share exchange ratio provided by third-party institutions which are designated separately to perform a fairness analysis relating to the share exchange ratio. As a result of subsequent negotiations between the two parties, the final ratio was decided.

In evaluating the terms and conditions of the share exchange, third-party institutions performed historical price analysis, precedent transaction analysis, discounted cash flow analysis and other relevant analyses. They reviewed and examined the results of such analysis comprehensively in preparing their opinions.

(c)	Number of MUFG shares allotted: 277,857,563 shares

Total market value as of announcement: ¥375,719 million

(3)	Goodwill

(a)	Amount of goodwill: ¥96,335 million

(b)	The cause of goodwill is the difference between the increased value in the ownership and the acquisition costs.

(c)	Depreciation: under the straight-line method over 20 years

(Business divestiture)

Union Bank of California N.A. (“UBOC”) signed a definitive agreement to sell its retirement recordkeeping business to Prudential Retirement, a subsidiary of Prudential Financial, Inc., on November 29, 2007. The sale was completed on December 31, 2007.

1.	Summary information

(1)	Name of the purchaser:

Prudential Retirement, a subsidiary of Prudential Financial, Inc.

(2)	Divested business:

Retirement recordkeeping business

(3)	Primary reason for the divestiture:

The decision to exit the retirement recordkeeping business was based on UBOC’s determination that it lacked scale while required to make significant investments in technology to remain competitive and profitable.

(4)	Date of the divestiture:

December 31, 2007

(5)	The Legal structure of the divestiture:

UBOC’s sale of business to Prudential Retirement

2.	Accounting treatment

Proceed from the sale (*)	¥11,516 million
Intangible assets	¥706 million

Gains on business divestitures of subsidiaries:	¥10,810 million
(*) After deduction of ¥239 million of fees related to the sale

3.	Income from the divested business for this fiscal year

Ordinary income	¥6,037 million
Ordinary expenses	¥5,984 million

Ordinary profits	¥52 million

Mitsubishi UFJ Financial Group, Inc.

(Subsequent events)

Boards of Directors of MUFG and The Bank of Tokyo-Mitsubishi UFJ, Ltd., a consolidated subsidiary of MUFG, resolved to authorize the redemption in full of preferred securities issued by Tokai Preferred Capital Company L.L.C., a subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. on April 28, 2008.

Summary of non-dilutive preferred securities to be redeemed

(Scheduled redemption date: June 30, 2008)

Issuer	Tokai Preferred Capital Company L.L.C.

Type of issued securities

Non-cumulative preferred securities (the “Preferred securities”)

The holders of the Preferred securities are entitled to liquidating distributions substantially pari pasu with those of the preferred shares issued by The Bank of Tokyo-Mitsubishi UFJ, Ltd., ranking most senior in priority of payment as to liquidation distributions.

Maturity

Perpetual

Provided, however, that on and after the dividend payment date in June 2008, the preferred securities may be redeemed at the option of the issuer, in whole or part, on any dividend payment date.

Dividends

On a non-cumulative basis at a fixed rate

Provided, however, that with respect to each dividend period after June 2008, dividends will be payable on a non-cumulative basis at a stepped-up floating rate.

Aggregate issue amount	USD 1,000,000,000.00 (USD 1,000.00 per security)

Closing date	March 26, 1998

Redemption amount	USD 1,000,000,000.00

Redemption price	USD 1,000.00 per security

Mitsubishi UFJ Financial Group, Inc.

(Additional information)

(Underwriting of the third-party allotment of new shares of Mitsubishi UFJ NICOS Co., Ltd.)

MUFG resolved, at the meeting of the Board of Directors held on September 20, 2007, to underwrite the entirety of the ¥120 billion third-party allotment of new shares of Mitsubishi UFJ NICOS Co., Ltd. and acquired 400,000,000 common shares on November 6, 2007.

Outline of allotment

(1)	Payment due date:	November 6, 2007
(2)	Total amount of payment:	¥ 120 billion
(3)	Outstanding shares before allotment:	1,022,924,559 shares
(4)	New shares:	400,000,000 shares
(5)	Outstanding shares after allotment:	1,422,924,559 shares
(6)	Allottee:	Mitsubishi UFJ Financial Group, Inc

As a result of this transaction, ¥ 21,688 million of goodwill is recognized on balance sheet as of March 31, 2008.

Subject to approval of the general meeting of shareholders of Mitsubishi UFJ NICOS Co., Ltd., MUFG plans to make Mitsubishi UFJ NICOS Co., Ltd. a wholly owned subsidiary by using the share exchange which will be effective on August 1, 2008.

(Repurchase of common stock)

MUFG resolved, at the meeting of the Board of Directors held on October 31, 2007, to repurchase its own common stock. The objective of stock repurchase is to improve capital efficiency and expedite the implementation of flexible capital policies.

Outline of repurchase

(1)	Type of stock:	Common stock
(2)	Aggregate number of shares to be repurchased:	Up to 150,000,000 shares
(3)	Aggregate amount of fund to repurchase:	Up to ¥ 150 billion
(4)	Repurchase period:	From December 3, 2007 to March 24, 2008

The repurchase of common stock was terminated on December 13, 2007 pursuant to the aforementioned resolution.

Results of the repurchase are as follows.

(1)	Aggregate number of shares repurchased:	126,513,900 shares
(2)	Aggregate amount of repurchase price:	¥149,999,921,400
(3)	Repurchase period:	From December 3, 2007 to December 13, 2007

(Other Notes)

There is no material information to report with regards to leasing transactions, tax effect accounting and derivative transactions.

Mitsubishi UFJ Financial Group, Inc.

5. Non-consolidated Financial Statements

Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Assets:
Current assets:
Cash and due from banks	8,539	4,024	4,515
Investment securities	41,600	38,200	3,400
Prepaid expenses	812	2,640	(1,828)
Deferred tax assets	52	—	52
Accrued income	1,213	8,644	(7,431)
Accounts receivable	109,108	100,540	8,568
Other current assets	48	43	4
Total current assets	161,375	154,094	7,281
Fixed assets:
Tangible fixed assets	223	242	(19)
Buildings	21	40	(18)
Equipment and furniture	202	202	(0)
Intangible fixed assets	976	828	148
Trademarks	46	53	(7)
Computer software	927	773	154
Other intangible fixed assets	2	1	0
Investments and other fixed assets	7,658,423	7,339,463	318,959
Investments in subsidiaries and affiliates	7,661,510	7,346,602	314,907
Allowance for losses on investments	(3,087)	(7,138)	4,051
Total fixed assets	7,659,623	7,340,534	319,088

Total assets	7,820,998	7,494,629	326,369

Liabilities:
Current liabilities:
Short-term borrowings	174,000	57,380	116,620
Current portion of long-term borrowings	3,700	32,400	(28,700)
Current portion of bonds and notes	220,000	100,000	120,000
Accounts payable	985	821	163
Accrued expenses	1,140	1,641	(501)
Income taxes payable	4	3	0
Deferred tax liabilities	—	3,433	(3,433)
Deposits received	249	266	(17)
Reserve for bonuses	330	211	118
Reserve for bonuses to directors	45	—	45
Other current liabilities	0	0	(0)
Total current liabilities	400,455	196,159	204,295
Fixed liabilities:
Bonds	330,000	550,000	(220,000)
Long-term borrowings from subsidiaries and affiliates	328,845	488,818	(159,973)
Long-term Accounts payable	491	—	491
Deferred tax liabilities	4,185	5,524	(1,339)
Total fixed liabilities	663,521	1,044,343	(380,821)

Total liabilities	1,063,977	1,240,503	(176,526)

Net assets:
Shareholders’ equity:
Capital stock	1,383,052	1,383,052	—
Capital surplus
Capital reserve	1,383,070	1,383,070	—
Other capital surplus	2,497,841	2,549,056	(51,214)
Total capital surplus	3,880,912	3,932,126	(51,214)
Retained earnings
Voluntary reserve	150,000	150,000	—
Unappropriated retained earnings	2,065,219	1,789,675	275,544
Total retained earnings	2,215,219	1,939,675	275,544
Treasury stock	(724,571)	(1,000,728)	276,157
Total shareholders’ equity	6,754,613	6,254,125	500,487
Subscription rights to shares	2,408	—	2,408

Total net assets	6,757,021	6,254,125	502,895

Total liabilities and net assets	7,820,998	7,494,629	326,369

Mitsubishi UFJ Financial Group, Inc.

Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2008 (A)	For the fiscal year ended March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Operating income:
Dividends on investments in subsidiaries and affiliates	507,456	499,060	8,395
Management fees from subsidiaries and affiliates	13,970	11,749	2,221
Total operating income	521,426	510,809	10,616
Operating expenses:
General and administrative expenses	13,138	9,080	4,057
Total operating expenses	13,138	9,080	4,057
Operating profits	508,288	501,728	6,559
Non-operating income:
Interest on deposits	5	0	5
Interest on investment securities	471	228	242
Interest on tax refunds	36	114	(77)
Commissions on odd lot shares negotiated	17	53	(36)
Fees for software leases	27	35	(8)
Foreign exchange gains	139	—	139
Other non-operating income	41	57	(15)
Total non-operating income	739	489	250
Non-operating expenses:
Interest on borrowings	11,067	15,797	(4,730)
Interest on bonds and notes	4,395	4,493	(97)
Amortization on bond issuance costs	—	1	(1)
Amortization on stock issuance costs	628	87	541
Expenses on sales of treasury stock	—	1,105	(1,105)
Expenses on issuance of preferred equity	1,011	2,613	(1,601)
Other non-operating expenses	131	84	46
Total non-operating expenses	17,235	24,183	(6,948)
Ordinary profits	491,792	478,035	13,757
Extraordinary gains:
Reversal of allowance for losses on investment securities	4,051	—	4,051
Gains on liquidation of subsidiaries	329	47	281
Reversal of allowance for doubtful accounts	—	248	(248)
Total extraordinary gains	4,381	295	4,085
Extraordinary losses:
Losses on retirement of fixed assets	6	31	(25)
Losses on impairment of fixed assets	—	1	(1)
Losses on sales of investments in subsidiaries and affiliates	352	—	352
Losses on write-down of subsidiaries’ stock	83,033	—	83,033
Payment for settlement of the litigation	—	2,500	(2,500)
Other extraordinary losses	720	0	720
Total extraordinary losses	84,112	2,532	81,579
Income before income taxes	412,061	475,798	(63,736)
Income taxes-current	3	3	—
Income taxes-deferred	(4,825)	1,900	(6,726)
Total income taxes	(4,822)	1,904	(6,726)

Net income	416,883	473,893	(57,009)

Mitsubishi UFJ Financial Group, Inc.

Non-consolidated Statements of Changes in Net Assets

(For the fiscal year ended March 31, 2008)

	(in millions of yen)
	Shareholders’ equity							Subscription rights to shares	Total net assets
	Capital stock	Capital surplus		Retained earnings		Treasury stock	Total shareholders’ equity
		Capital reserve	Other capital surplus	Voluntary reserve	Unappropriated retained earnings
Balances as of March 31, 2007	1,383,052	1,383,070	2,549,056	150,000	1,789,675	(1,000,728)	6,254,125	—	6,254,125

Changes during the period
Dividends from retained earnings					(141,339)		(141,339)		(141,339)
Net income					416,883		416,883		416,883
Acquisition of treasury stock						(151,364)	(151,364)		(151,364)
Disposition of treasury stock (other than share exchange)			(229)			1,010	780		780
Share exchange			(50,985)			426,511	375,526		375,526
Changes other than shareholders’ equity (net)								2,408	2,408

Total changes during the period	—	—	(51,214)	—	275,544	276,157	500,487	2,408	502,895

Balances as of March 31, 2008	1,383,052	1,383,070	2,497,841	150,000	2,065,219	(724,571)	6,754,613	2,408	6,757,021

(For the fiscal year ended March 31, 2007)

	(in millions of yen)
	Shareholders’ equity							Valuation and translation adjustments	Total net assets
	Capital stock	Capital surplus		Retained earnings		Treasury stock	Total shareholders’ equity	Unrealized gains (losses) on securities available for sale
		Capital reserve	Other capital surplus	Voluntary reserve	Unappropriated retained earnings
Balances as of March 31, 2006	1,383,052	3,577,570	356,167	150,000	1,418,943	(773,135)	6,112,598	135	6,112,733

Changes during the period
Dividends from retained earnings approved at the annual general meeting of shareholders in June 2006					(48,816)		(48,816)		(48,816)
Dividends from retained earnings					(54,345)		(54,345)		(54,345)
Transfer from capital reserve to other capital surplus		(2,194,500)	2,194,500				—		—
Net income					473,893		473,893		473,893
Acquisition of treasury stock						(292,181)	(292,181)		(292,181)
Disposition of treasury stock			(1,604)			64,588	62,984		62,984
Others			(6)				(6)		(6)
Changes other than shareholders’ equity (net)								(135)	(135)

Total changes during the period	—	(2,194,500)	2,192,888	—	370,731	(227,593)	141,527	(135)	141,392

Balances as of March 31, 2007	1,383,052	1,383,070	2,549,056	150,000	1,789,675	(1,000,728)	6,254,125	—	6,254,125

Mitsubishi UFJ Financial Group, Inc.

6. Other

(Changes of Directors and Corporate Auditors)

Please refer to “Changes of Directors” posted on May 20, 2008 with regard to the changes of directors.

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2008

Mitsubishi UFJ Financial Group, Inc.

[Contents]

I.	Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2008

1. Financial Statements	[ BTMU Non-consolidated]*1[ MUTB Non-consolidated ]*2	1

2. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	9

3. Financial Results	[ MUFG Consolidated ]*3[ BTMU and MUTB Combined ]*4	11
	[ BTMU Consolidated ][ BTMU Non-consolidated ]
	[ MUTB Consolidated ][ MUTB Non-consolidated ]

4. Average Interest Rate Spread	[ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	17

5. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	18

6. Securities	[ MUFG Consolidated ][ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	19

7. Return on Equity	[ MUFG Consolidated ]	22

8. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	23

II. Loan Portfolio and Other

1. Risk-Monitored Loans	[ MUFG Consolidated ][ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	24

2. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	31

3. Progress in Disposition of Problem Assets	[ BTMU, MUTB and MUSP Combined including Trust Accounts ]*5 [ BTMU and MUSP Combined ] [ MUTB Non-consolidated including Trust Accounts ]	35

4. Classification of Loans by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small / Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	38

5. Overseas Loans	[ BTMU and MUTB Combined]	42

6. Loans and Deposits	[ BTMU and MUTB Combined ][ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	43

7. Domestic Deposits	[ BTMU and MUTB Combined ][ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	44

8. Number of Offices and Employees	[ BTMU and MUTB Combined ][ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	45

9. Status of Deferred Tax Assets	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	46

10. Retirement Benefits	[ MUFG Consolidated ][ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	48

11. Earnings Forecasts for the Fiscal Year Ending March 31, 2009	[ MUFG Consolidated ][ MUFG Non-consolidated ] [ BTMU Consolidated ][ BTMU Non-consolidated ] [ MUTB Consolidated ][ MUTB Non-consolidated ]	51

(*1) “BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(*2) “MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

(*3) “MUFG” means Mitsubishi UFJ Financial Group, Inc.

(*4) “BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

(*5) “MUSP” means MU Strategic Partner, Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

I. Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2008

1.	Financial Statements

BTMU Non-consolidated

Balance Sheets

(in millions of yen)	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Assets:
Cash and due from banks	9,004,369	7,290,057	1,714,312
Call loans	656,874	1,766,390	(1,109,515)
Receivables under resale agreements	283,826	223,278	60,547
Receivables under securities borrowing transactions	4,874,657	3,586,380	1,288,277
Bills bought	226,200	—	226,200
Commercial paper and other debt purchased	3,602,885	3,226,721	376,164
Trading assets	4,785,724	4,108,862	676,862
Money held in trust	77,137	242,996	(165,858)
Investment securities	33,191,095	40,705,727	(7,514,631)
Allowance for losses on investment securities	(85,776)	(132,125)	46,349
Loans and bills discounted	70,397,804	68,194,957	2,202,846
Foreign exchanges	1,224,907	1,395,884	(170,976)
Other assets	3,184,526	2,438,700	745,825
Tangible fixed assets	959,984	958,052	1,932
Intangible fixed assets	356,365	297,632	58,732
Deferred tax assets	693,629	194,999	498,629
Customers’ liabilities for acceptances and guarantees	6,867,725	6,886,433	(18,708)
Allowance for credit losses	(640,596)	(771,057)	130,460

Total assets	139,661,343	140,613,892	(952,549)

Liabilities:
Deposits	101,861,554	100,276,681	1,584,873
Negotiable certificates of deposit	5,420,058	5,516,096	(96,038)
Call money	1,528,706	1,877,290	(348,584)
Payables under repurchase agreements	3,832,129	3,179,360	652,768
Payables under securities lending transactions	2,487,240	3,273,394	(786,154)
Trading liabilities	1,171,412	658,722	512,689
Borrowed money	4,115,106	4,935,482	(820,376)
Foreign exchanges	991,260	1,012,030	(20,770)
Short-term corporate bonds	42,200	150,600	(108,400)
Bonds and notes	3,066,197	3,359,910	(293,713)
Other liabilities	1,882,799	2,158,747	(275,947)
Reserve for bonuses	16,969	15,951	1,018
Reserve for bonuses to directors	140	—	140
Reserve for retirement benefits	10,232	11,348	(1,115)
Reserve for loyalty award credits	403	—	403
Reserve for contingent losses	75,514	81,951	(6,436)
Reserves under special laws	31	31	—
Deferred tax liabilities for land revaluation	191,788	197,942	(6,154)
Acceptances and guarantees	6,867,725	6,886,433	(18,708)

Total liabilities	133,561,471	133,591,975	(30,504)

Net assets:
Capital stock	996,973	996,973	—
Capital surplus	2,773,290	2,767,590	5,700
Capital reserve	2,773,290	2,767,590	5,700
Retained earnings	1,728,082	1,627,703	100,379
Revenue reserve	190,044	190,044	—
Other retained earnings	1,538,037	1,437,658	100,379
Funds for retirement benefits	2,432	2,432	—
Other reserve	718,196	718,196	—
Earned surplus brought forward	817,408	717,029	100,379
Total shareholders’ equity	5,498,345	5,392,266	106,079
Net unrealized gains (losses) on other securities	289,078	1,435,530	(1,146,452)
Net deferred gains (losses) on hedging instruments	81,114	(46,187)	127,301
Land revaluation excess	231,333	240,307	(8,974)
Total valuation and translation adjustments	601,526	1,629,650	(1,028,124)

Total net assets	6,099,871	7,021,917	(922,045)

Total liabilities and net assets	139,661,343	140,613,892	(952,549)

1

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2008 (A)	For the fiscal year ended March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Ordinary income:
Interest income	2,680,964	2,466,446	214,518
(Interest on loans and bills discounted)	1,568,346	1,434,893	133,452
(Interest and dividends on securities)	629,512	589,836	39,675
Fees and commissions	510,702	550,592	(39,889)
Trading income	219,199	140,198	79,001
Other business income	245,685	304,491	(58,805)
Other ordinary income	153,891	189,805	(35,913)

Total ordinary income	3,810,444	3,651,533	158,911

Ordinary expenses:
Interest expenses	1,446,494	1,282,373	164,120
(Interest on deposits)	694,231	599,324	94,907
Fees and commissions	128,197	125,048	3,148
Other business expenses	156,008	100,525	55,483
General and administrative expenses	1,139,407	1,084,446	54,961
Other ordinary expenses	373,049	224,589	148,460

Total ordinary expenses	3,243,157	2,816,984	426,173

Ordinary profits	567,287	834,549	(267,262)

Extraordinary gains	160,635	190,255	(29,619)
Extraordinary losses	40,868	66,764	(25,896)

Income before income taxes	687,054	958,040	(270,986)

Income taxes-current	23,917	15,184	8,733
Income taxes refund	9,107	—	9,107
Income taxes-deferred	121,258	273,558	(152,299)

Net income	550,985	669,298	(118,312)

2

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

Statement of Changes in Net Assets (For the fiscal year ended March 31, 2008)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings					Total shareholders’ equity
		Capital reserve	Total capital surplus	Revenue reserve	Other retained earnings			Total retained earnings
					Funds for retirement benefits	Other reserve	Earned surplus brought forward
Balances as of March 31, 2007	996,973	2,767,590	2,767,590	190,044	2,432	718,196	717,029	1,627,703	5,392,266

Changes during the period
Issuance of preferred stock		5,700	5,700						5,700
Dividends from retained earnings							(459,580)	(459,580)	(459,580)
Net income							550,985	550,985	550,985
Reversal of land revaluation excess							8,974	8,974	8,974
Net changes in items other than shareholders’ equity

Total changes during the period	—	5,700	5,700	—	—	—	100,379	100,379	106,079

Balances as of March 31, 2008	996,973	2,773,290	2,773,290	190,044	2,432	718,196	817,408	1,728,082	5,498,345

	(in millions of yen)
	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments	Land revaluation excess	Total valuation and translation adjustments
Balances as of March 31, 2007	1,435,530	(46,187)	240,307	1,629,650	7,021,917

Changes during the period
Issuance of preferred stock					5,700
Dividends from retained earnings					(459,580)
Net income					550,985
Reversal of land revaluation excess					8,974
Net changes in items other than shareholders’ equity	(1,146,452)	127,301	(8,974)	(1,028,124)	(1,028,124)

Total changes during the period	(1,146,452)	127,301	(8,974)	(1,028,124)	(922,045)

Balances as of March 31, 2008	289,078	81,114	231,333	601,526	6,099,871

3

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

Statement of Changes in Net Assets (For the fiscal year ended March 31, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings						Total shareholders’ equity
		Capital reserve	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
					Reserve for losses on overseas investments	Funds for retirement benefits	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	996,973	2,767,590	2,767,590	190,044	1	2,432	718,196	494,209	1,404,884	5,169,447

Changes during the period
Dividends from retained earnings								(451,913)	(451,913)	(451,913)
Net income								669,298	669,298	669,298
Reversal of reserve for losses on overseas investments					(1)			1	—	—
Reversal of land revaluation excess								5,434	5,434	5,434
Net changes in items other than shareholders’ equity

Total changes during the period	—	—	—	—	(1)	—	—	222,819	222,818	222,818

Balances as of March 31, 2007	996,973	2,767,590	2,767,590	190,044	—	2,432	718,196	717,029	1,627,703	5,392,266

	(in millions of yen)
	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments	Land revaluation excess	Total valuation and translation adjustments
Balances as of March 31, 2006	1,190,391	—	245,742	1,436,133	6,605,581

Changes during the period
Dividends from retained earnings					(451,913)
Net income					669,298
Reversal of reserve for losses on overseas investments					—
Reversal of land revaluation excess					5,434
Net changes in items other than shareholders’ equity	245,138	(46,187)	(5,434)	193,516	193,516

Total changes during the period	245,138	(46,187)	(5,434)	193,516	416,335

Balances as of March 31, 2007	1,435,530	(46,187)	240,307	1,629,650	7,021,917

4

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

Balance Sheets

(in millions of yen)	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Assets:
Cash and due from banks	1,238,010	888,167	349,842
Call loans	192,409	177,100	15,309
Receivables under securities borrowing transactions	301,357	150,638	150,718
Commercial paper and other debt purchased	62,605	95,235	(32,629)
Trading assets	274,754	237,307	37,447
Money held in trust	—	9,559	(9,559)
Investment securities	7,071,844	6,836,277	235,567
Allowance for losses on investment securities	(829)	(577)	(252)
Loans and bills discounted	9,778,877	9,890,460	(111,583)
Foreign exchanges	11,454	5,203	6,250
Other assets	869,637	650,789	218,847
Tangible fixed assets	179,703	108,462	71,240
Intangible fixed assets	61,961	60,401	1,559
Deferred tax assets	14,453	—	14,453
Customers’ liabilities for acceptances and guarantees	179,701	257,412	(77,710)
Allowance for credit losses	(100,756)	(122,979)	22,223

Total assets	20,135,186	19,243,460	891,726

Liabilities:
Deposits	12,219,516	11,764,679	454,836
Negotiable certificates of deposit	2,015,437	1,724,653	290,783
Call money	70,629	292,026	(221,397)
Payables under repurchase agreements	651,176	250,604	400,572
Payables under securities lending transactions	319,347	202,248	117,099
Trading liabilities	52,660	32,706	19,954
Borrowed money	1,246,844	916,365	330,479
Foreign exchanges	121	592	(470)
Short-term corporate bonds	231,700	81,900	149,800
Bonds and notes	263,600	299,900	(36,300)
Due to trust accounts	1,156,318	1,328,469	(172,151)
Other liabilities	372,498	291,927	80,571
Reserve for bonuses	4,400	4,432	(31)
Reserve for bonuses to directors	86	90	(4)
Reserve for contingent losses	6,516	9,612	(3,096)
Deferred tax liabilities	—	92,284	(92,284)
Deferred tax liabilities for land revaluation	7,614	6,150	1,464
Acceptances and guarantees	179,701	257,412	(77,710)

Total liabilities	18,798,169	17,556,056	1,242,113

Net assets:
Capital stock	324,279	324,279	—
Capital surplus	412,315	530,334	(118,018)
Capital reserve	250,619	250,619	—
Other capital surplus	161,695	279,714	(118,018)
Retained earnings	505,149	434,303	70,846
Revenue reserve	73,714	73,714	—
Other retained earnings	431,435	360,589	70,846
Reserve for losses on overseas investments	—	0	(0)
Funds for retirement benefits	710	710	—
Other reserve	138,495	138,495	—
Earned surplus brought forward	292,230	221,383	70,847
Total shareholders’ equity	1,241,744	1,288,916	(47,171)
Net unrealized gains (losses) on other securities	111,342	415,045	(303,703)
Net deferred gains (losses) on hedging instruments	(5,899)	(6,858)	958
Land revaluation excess	(10,170)	(9,699)	(471)
Total valuation and translation adjustments	95,272	398,487	(303,215)

Total net assets	1,337,016	1,687,403	(350,387)

Total liabilities and net assets	20,135,186	19,243,460	891,726

5

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2008 (A)	For the fiscal year ended March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Ordinary income:
Trust fees	113,866	111,075	2,791
Interest income	343,632	348,257	(4,624)
(Interest on loans and bills discounted)	159,301	143,732	15,568
(Interest and dividends on securities)	151,267	171,645	(20,377)
Fees and commissions	137,795	165,111	(27,316)
Trading income	2,440	17,197	(14,757)
Other business income	45,028	28,407	16,621
Other ordinary income	21,562	39,031	(17,469)

Total ordinary income	664,325	709,081	(44,756)

Ordinary expenses:
Interest expenses	169,800	123,150	46,650
(Interest on deposits)	82,856	67,282	15,574
Fees and commissions	23,220	24,087	(866)
Trading expenses	—	172	(172)
Other business expenses	68,394	51,319	17,074
General and administrative expenses	194,009	204,764	(10,755)
Other ordinary expenses	36,179	27,228	8,951

Total ordinary expenses	491,604	430,721	60,883

Ordinary profits	172,720	278,360	(105,639)

Extraordinary gains	32,627	10,558	22,069
Extraordinary losses	8,029	4,844	3,184

Income before income taxes	197,319	284,073	(86,754)

Income taxes-current	(67)	631	(699)
Income taxes-deferred	83,242	71,800	11,442

Net income	114,144	211,642	(97,497)

6

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

Statement of Changes in Net Assets (For the fiscal year ended March 31, 2008)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings						Total shareholders’ equity
		Capital reserve	Other capital surplus	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
						Reserve for losses on overseas investments	Funds for retirement benefits	Other reserve	Earned surplus brought forward
Balances as of March 31, 2007	324,279	250,619	279,714	530,334	73,714	0	710	138,495	221,383	434,303	1,288,916
Changes during the period
Reversal of reserve for losses on overseas investments						(0)			0	—	—
Dividends from surplus			(118,018)	(118,018)					(43,190)	(43,190)	(161,209)
Net income									114,144	114,144	114,144
Reversal of land revaluation excess									(107)	(107)	(107)
Net changes in items other than shareholders’ equity
Total changes during the period	—	—	(118,018)	(118,018)	—	(0)	—	—	70,847	70,846	(47,171)
Balances as of March 31, 2008	324,279	250,619	161,695	412,315	73,714	—	710	138,495	292,230	505,149	1,241,744

	(in millions of yen)
	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments	Land revaluation excess	Total valuation and translation adjustments
Balances as of March 31, 2007	415,045	(6,858)	(9,699)	398,487	1,687,403
Changes during the period
Reversal of reserve for losses on overseas investments					—
Dividends from surplus					(161,209)
Net income					114,144
Reversal of land revaluation excess					(107)
Net changes in items other than shareholders’ equity	(303,703)	958	(471)	(303,215)	(303,215)
Total changes during the period	(303,703)	958	(471)	(303,215)	(350,387)
Balances as of March 31, 2008	111,342	(5,899)	(10,170)	95,272	1,337,016

7

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

Statement of Changes in Net Assets (For the fiscal year ended March 31, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings						Total shareholders’ equity
		Capital reserve	Other capital surplus	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
						Reserve for losses on overseas investments	Funds for retirement benefits	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	324,279	582,419	—	582,419	73,714	1	710	188,495	(1,955)	260,964	1,167,662
Changes during the period
Transfer from capital reserve to other capital surplus		(331,800)	331,800	—							—
Reversal of reserve for losses on overseas investments (*)						(0)			0	—	—
Reversal of reserve for losses on overseas investments						(0)			0	—	—
Transfer from other reserve to earned surplus brought forward (*)								(50,000)	50,000	—	—
Dividends from surplus (*)									(25,429)	(25,429)	(25,429)
Dividends from surplus			(52,085)	(52,085)					(11,851)	(11,851)	(63,936)
Net income									211,642	211,642	211,642
Reversal of land revaluation excess									(1,021)	(1,021)	(1,021)
Net changes in items other than shareholders’ equity
Total changes during the period	—	(331,800)	279,714	(52,085)	—	(0)	—	(50,000)	223,339	173,338	121,253
Balances as of March 31, 2007	324,279	250,619	279,714	530,334	73,714	0	710	138,495	221,383	434,303	1,288,916

	(in millions of yen)
	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments	Land revaluation excess	Total valuation and translation adjustments
Balances as of March 31, 2006	378,266	—	(10,721)	367,545	1,535,208
Changes during the period
Transfer from capital reserve to other capital surplus					—
Reversal of reserve for losses on overseas investments (*)					—
Reversal of reserve for losses on overseas investments					—
Transfer from other reserve to earned surplus brought forward (*)					—
Dividends from surplus (*)					(25,429)
Dividends from surplus					(63,936)
Net income					211,642
Reversal of land revaluation excess					(1,021)
Net changes in items other than shareholders’ equity	36,778	(6,858)	1,021	30,942	30,942
Total changes during the period	36,778	(6,858)	1,021	30,942	152,195
Balances as of March 31, 2007	415,045	(6,858)	(9,699)	398,487	1,687,403

(*)	Approved at annual general meeting of shareholders on June 2006.

8

Mitsubishi UFJ Financial Group, Inc.

2.	Statements of Trust Assets and Liabilities

MUTB Non-consolidated

(1) Statements of Trust Assets and Liabilities including Trust Assets under Service-Shared Co-Trusteeship

(in millions of yen)	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Assets:
Loans and bills discounted	258,808	318,762	(59,954)
Securities	56,653,850	51,797,506	4,856,344
Beneficiary rights to the trust	29,364,988	24,954,882	4,410,105
Securities held in custody accounts	1,447,409	1,327,575	119,834
Money claims	12,088,390	12,639,248	(550,858)
Tangible fixed assets	9,006,213	7,810,422	1,195,790
Intangible fixed assets	135,336	91,057	44,278
Other claims	2,526,318	3,005,010	(478,692)
Call loans	1,562,454	1,321,679	240,775
Due from banking account	1,462,686	1,542,327	(79,640)
Cash and due from banks	2,470,131	1,442,039	1,028,092

Total assets	116,976,588	106,250,513	10,726,075

Liabilities:
Money trusts	27,359,053	30,086,680	(2,727,626)
Pension trusts	13,188,924	13,444,615	(255,691)
Property formation benefit trusts	12,672	13,978	(1,306)
Loan trusts	233,164	379,728	(146,563)
Investment trusts	27,242,745	23,220,314	4,022,430
Money entrusted other than money trusts	2,782,420	2,909,555	(127,135)
Securities trusts	1,812,150	1,773,451	38,698
Money claim trusts	12,611,728	13,099,740	(488,011)
Equipment trusts	39,597	42,461	(2,863)
Land and fixtures trusts	105,398	114,487	(9,088)
Composite trusts	31,588,732	21,165,498	10,423,233

Total liabilities	116,976,588	106,250,513	10,726,075

Note: The table shown above includes master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

9

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Supplemental Data as of March 31, 2008

Detailed information for money trusts and loan trusts which repayment of the principal to the customers is guaranteed (including trusts for which beneficiary interests are re-entrusted)

Money trusts

(in millions of yen)
Assets:
Loans and bills discounted	152,562
Securities	129,189
Other	997,065

Total	1,278,817

Liabilities:
Principal	1,277,958
Allowance for bad debts	457
Other	400

Total	1,278,817

Loan trusts

(in millions of yen)
Assets:
Loans and bills discounted	—
Securities	—
Other	234,464

Total	234,464

Liabilities:
Principal	231,508
Special internal reserves	1,382
Other	1,572

Total	234,464

(3) Comparison of major items

(in millions of yen)	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase (Decrease) (A) - (B)
Total funds	55,028,768	57,414,336	(2,385,567)
Deposits	12,219,516	11,764,679	454,836
Negotiable certificates of deposit	2,015,437	1,724,653	290,783
Money trusts	27,359,053	30,086,680	(2,727,626)
Pension trusts	13,188,924	13,444,615	(255,691)
Property formation benefit trusts	12,672	13,978	(1,306)
Loan trusts	233,164	379,728	(146,563)

Loans and bills discounted	10,037,685	10,209,222	(171,537)
Banking account	9,778,877	9,890,460	(111,583)
Trust account	258,808	318,762	(59,954)

Investment securities	63,725,695	58,633,784	5,091,911

Note: The table shown above includes master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

10

Mitsubishi UFJ Financial Group, Inc.

3.	Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2008 (A)	March 31, 2007 (B)
Gross profits	3,512,683	3,726,674	(213,991)
(Gross profits before credit costs for trust accounts)	3,512,716	3,726,793	(214,077)
Net interest income	1,842,097	1,904,467	(62,369)
Trust fees	151,720	152,945	(1,224)
Credit costs for trust accounts (1)	(33)	(118)	85
Net fees and commissions	1,073,558	1,158,623	(85,065)
Net trading profits	365,315	315,042	50,272
Net other business profits	79,990	195,595	(115,604)
Net gains (losses) on debt securities	31,009	(18,884)	49,894
General and administrative expenses	2,115,815	2,074,029	41,786
Amortization of goodwill	14,397	9,047	5,350
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,411,298	1,661,811	(250,513)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,396,900	1,652,764	(255,863)
Provision for general allowance for credit losses (2)	41,043	—	41,043
Net business profits*	1,437,910	1,652,645	(214,734)
Net non-recurring gains (losses)	(408,897)	(195,565)	(213,331)
Credit related costs (3)	(344,735)	(196,138)	(148,596)
Losses on loan write-offs	(251,597)	(193,368)	(58,229)
Provision for specific allowance for credit losses	(69,847)	—	(69,847)
Other credit related costs	(23,289)	(2,770)	(20,519)
Net gains (losses) on equity securities	(24,874)	127,176	(152,050)
Gains on sales of equity securities	176,970	169,738	7,232
Losses on sales of equity securities	(14,739)	(3,830)	(10,909)
Losses on write-down of equity securities	(187,104)	(38,731)	(148,373)
Profits (losses) from investments in affiliates	13,042	(80,621)	93,663
Other non-recurring gains (losses)	(52,329)	(45,981)	(6,348)
Amortization of goodwill	4,611	3,210	1,401

Ordinary profits	1,029,013	1,457,080	(428,066)

Net extraordinary gains (losses)	(8,133)	51,650	(59,784)
Gains on loans written-off (4)	39,875	111,229	(71,354)
Reversal of allowance for credit losses (5)	—	9,337	(9,337)
Reversal of reserve for contingent losses included in credit related costs (6)	2,120	—	2,120
Losses on impairment of fixed assets	(14,719)	(18,641)	3,921
Provision for reserve for losses related to business restructuring	(64,049)	—	(64,049)
Income before income taxes and others	1,020,879	1,508,730	(487,851)
Income taxes-current	100,129	115,091	(14,961)
Income taxes-deferred	201,091	413,731	(212,640)
Minority interests	83,034	98,910	(15,876)

Net income	636,624	880,997	(244,372)

Note:

*	Net business profits = Banking subsidiaries’ Net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses -Amortization of goodwill - Inter-company transactions

(Reference)

Total credit costs (1)+(2)+(3)+(5)+(6)	(301,604)	(186,920)	(114,684)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(261,729)	(75,691)	(186,038)
Number of consolidated subsidiaries	242	253	(11)
Number of affiliated companies accounted for under the equity method	43	48	(5)

11

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2008 (A)	March 31, 2007 (B)
Gross profits	2,309,252	2,428,014	(118,761)
(Gross profits before credit costs for trust accounts)	2,309,286	2,428,133	(118,847)
Net interest income	1,410,355	1,412,093	(1,737)
Trust fees	113,866	111,075	2,791
Credit related costs for trust accounts (1)	(33)	(118)	85
Net fees and commissions	497,079	566,568	(69,488)
Net trading profits	221,639	157,224	64,415
Net other business profits	66,311	181,053	(114,741)
Net gains (losses) on debt securities	34,571	(15,664)	50,236
General and administrative expenses	1,293,792	1,254,039	39,753
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,015,493	1,174,093	(158,600)
Provision for general allowance for credit losses (2)	—	(1,758)	1,758
Net business profits	1,015,459	1,172,216	(156,756)
Net non-recurring gains (losses)	(275,452)	(59,306)	(216,145)
Credit related costs (3)	(175,514)	(129,141)	(46,372)
Losses on loan write-offs	(164,419)	(116,606)	(47,813)
Provision for specific allowance for credit losses	—	(4,558)	4,558
Other credit related costs	(11,094)	(7,976)	(3,117)
Net gains (losses) on equity securities	(73,356)	108,474	(181,831)
Gains on sales of equity securities	120,691	153,197	(32,506)
Losses on sales of equity securities	(13,076)	(3,176)	(9,899)
Losses on write-down of equity securities	(180,971)	(41,545)	(139,425)
Other non-recurring gains (losses)	(26,582)	(38,639)	12,057

Ordinary profits	740,007	1,112,909	(372,902)

Net extraordinary gains (losses)	144,365	129,204	15,161
Gains on loans written-off (4)	36,066	102,005	(65,938)
Reversal of allowance for credit losses (5)	79,870	90,556	(10,686)
Reversal of reserve for contingent losses included in credit related costs (6)	9,454	—	9,454
Losses on impairment of fixed assets	(8,754)	(15,190)	6,436
Income before income taxes	884,373	1,242,113	(357,740)
Income taxes-current	23,849	15,815	8,034
Income taxes refund	9,107	—	9,107
Income taxes-deferred	204,500	345,358	(140,857)

Net income	665,130	880,940	(215,809)

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	(86,222)	(40,462)	(45,760)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(50,155)	61,543	(111,699)

12

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2008 (A)	March 31, 2007 (B)

Gross profits	2,820,419	2,907,417	(86,998)
Net interest income	1,721,075	1,719,800	1,275
Trust fees	24,470	24,562	(91)
Net fees and commissions	753,130	807,590	(54,460)
Net trading profits	217,106	144,088	73,018
Net other business profits	104,635	211,375	(106,740)
Net gains (losses) on debt securities	55,435	(2,285)	57,720
General and administrative expenses	1,634,683	1,614,485	20,197
Amortization of goodwill	3,882	1,675	2,206
Net business profits before provision for general allowance for credit losses and amortization of goodwill	1,189,618	1,294,607	(104,988)
Net business profits before provision for general allowance for credit losses	1,185,735	1,292,931	(107,195)
Provision for general allowance for credit losses (1)	30,439	—	30,439
Net business profits*	1,216,175	1,292,931	(76,756)
Net non-recurring gains (losses)	(421,765)	(114,453)	(307,312)
Credit related costs (2)	(352,440)	(200,788)	(151,652)
Losses on loan write-offs	(250,115)	(191,280)	(58,834)
Provision for specific allowance for credit losses	(77,530)	—	(77,530)
Other credit related costs	(24,794)	(9,507)	(15,287)
Net gains (losses) on equity securities	(25,318)	108,658	(133,976)
Gains on sales of equity securities	145,849	138,811	7,038
Losses on sales of equity securities	(15,861)	(1,305)	(14,555)
Losses on write-down of equity securities	(155,305)	(28,846)	(126,459)
Profits (losses) from investments in affiliates	7,441	11,826	(4,384)
Other non-recurring gains (losses)	(51,447)	(34,149)	(17,298)

Ordinary profits	794,409	1,178,478	(384,068)

Net extraordinary gains (losses)	58,296	52,522	5,774
Gains on loans written-off (3)	34,296	101,128	(66,831)
Reversal of allowance for credit losses (4)	—	12,087	(12,087)
Reversal of reserve for contingent losses included in credit related costs (5)	169	—	169
Losses on impairment of fixed assets	(11,903)	(12,520)	616
Gain on change in subsidiary’s equity from the third-party allotment of new shares	71,453	—	71,453
Provision for reserve for losses related to business restructuring	(64,049)	—	(64,049)
Income before income taxes and others	852,706	1,231,000	(378,294)
Income taxes-current	81,361	65,071	16,290
Income taxes refund	10,830	—	10,830
Income taxes-deferred	120,412	348,456	(228,043)
Minority interests	70,308	72,988	(2,679)

Net income	591,452	744,484	(153,031)

Note:

*       Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi UFJ + consolidated entities’ gross profits - consolidated entities’ general and administrative expenses - consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions.

(Reference)
Total credit costs (1)+(2)+(4)+(5)	(321,832)	(188,701)	(133,131)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(287,535)	(87,572)	(199,963)
Number of consolidated subsidiaries	165	179	(14)
Number of affiliated companies accounted for under the equity method	47	50	(3)

13

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2008 (A)	March 31, 2007 (B)
Gross profits	1,927,875	1,956,671	(28,795)
Domestic gross profits	1,418,784	1,364,941	53,843
Net interest income	1,059,844	992,490	67,354
Net fees and commissions	289,030	331,828	(42,798)
Net trading profits	33,268	15,058	18,209
Net other business profits	36,641	25,563	11,078
Net gains (losses) on debt securities	43,221	2,508	40,713
Non-domestic gross profits	509,090	591,729	(82,639)
Net interest income	176,648	194,472	(17,824)
Net fees and commissions	93,475	93,715	(239)
Net trading profits	185,931	125,139	60,791
Net other business profits	53,035	178,402	(125,366)
Net gains (losses) on debt securities	15,690	(2,859)	18,549
General and administrative expenses	1,099,646	1,056,904	42,741
Personnel expenses	367,802	352,230	15,571
Non-personnel expenses	670,515	644,896	25,618
Taxes	61,328	59,777	1,551
Net business profits before provision for general allowance for credit losses	828,229	899,766	(71,537)
Provision for general allowance for credit losses (1)	—	—	—
Net business profits	828,229	899,766	(71,537)
Net non-recurring gains (losses)	(260,942)	(65,216)	(195,725)
Credit related costs (2)	(175,769)	(129,314)	(46,455)
Losses on loan write-offs	(163,173)	(114,843)	(48,329)
Provision for specific allowance for credit losses	—	—	—
Other credit related costs	(12,596)	(14,470)	1,874
Net gains (losses) on equity securities	(57,138)	93,895	(151,034)
Gains on sales of equity securities	106,917	129,722	(22,804)
Losses on sales of equity securities	(11,209)	(1,256)	(9,953)
Losses on write-down of equity securities	(152,846)	(34,570)	(118,275)
Other non-recurring gains (losses)	(28,033)	(29,797)	1,763

Ordinary profits	567,287	834,549	(267,262)

Net extraordinary gains (losses)	119,767	123,490	(3,723)
Gains on loans written-off (3)	30,685	92,173	(61,488)
Reversal of allowance for credit losses (4)	60,979	90,556	(29,577)
Reversal of reserve for contingent losses included in credit related costs (5)	7,565	—	7,565
Losses on impairment of fixed assets	(5,294)	(12,291)	6,997
Income before income taxes	687,054	958,040	(270,986)
Income taxes-current	23,917	15,184	8,733
Income taxes refund	9,107	—	9,107
Income taxes-deferred	121,258	273,558	(152,299)

Net income	550,985	669,298	(118,312)

(Reference)
Total credit costs (1)+(2)+(4)+(5)	(107,224)	(38,757)	(68,467)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(76,539)	53,416	(129,955)

14

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2008 (A)	March 31, 2007 (B)
Gross profits	438,253	515,207	(76,954)
(Gross profits before credit costs for trust accounts)	438,286	515,326	(77,039)
Trust fees	127,299	128,383	(1,083)
Trust fees before credit costs for trust accounts	127,332	128,501	(1,169)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	15,302	14,518	784
Other trust fees	112,030	113,983	(1,953)
Credit related costs for trust accounts (1)	(33)	(118)	85
Net interest income	177,041	212,791	(35,749)
Net fees and commissions	151,924	177,516	(25,591)
Net trading profits	5,084	19,560	(14,475)
Net other business profits	(23,096)	(23,042)	(53)
Net gains (losses) on debt securities	(24,340)	(15,314)	(9,025)
General and administrative expenses	240,879	243,445	(2,566)
Amortization of goodwill	—	77	(77)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	197,407	271,957	(74,550)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	197,407	271,880	(74,472)
Provision for general allowance for credit losses (2)	—	(2,332)	2,332
Net business profits*	197,374	269,429	(72,055)
Net non-recurring gains (losses)	(13,710)	12,165	(25,876)
Credit related costs (3)	22	49	(26)
Losses on loan write-offs	(1,482)	(2,083)	601
Provision for specific allowance for credit losses	—	(4,360)	4,360
Other credit related costs	1,504	6,493	(4,988)
Net gains (losses) on equity securities	(16,000)	15,647	(31,648)
Gains on sales of equity securities	13,990	23,606	(9,615)
Losses on sales of equity securities	(1,866)	(1,949)	83
Losses on write-down of equity securities	(28,124)	(6,008)	(22,115)
Profits (losses) from investments in affiliates	1,359	2,759	(1,400)
Other non-recurring gains (losses)	908	(6,290)	7,198

Ordinary profits	183,664	281,595	(97,931)

Net extraordinary gains (losses)	25,596	4,334	21,262
Gains on loans written-off (4)	5,506	9,937	(4,431)
Reversal of allowance for credit losses (5)	18,674	—	18,674
Reversal of reserve for contingent losses included in credit related costs (6)	1,888	—	1,888
Losses on impairment of fixed assets	(485)	(5,876)	5,391
Income before income taxes and others	209,260	285,929	(76,669)
Income taxes-current	3,631	6,505	(2,873)
Income taxes-deferred	85,445	70,107	15,338
Minority interests	2,133	1,385	747

Net income	118,049	207,931	(89,881)

Notes:

*       Net business profits = Net business profits of Mitsubishi UFJ Trust and Banking Corporation + consolidated entities’ gross profits - consolidated entities’ general and administrative expenses - consolidated entities’ provision for general allowance for credit losses - amortization of goodwill - inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	20,552	(2,401)	22,954
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	26,059	7,536	18,523
Number of consolidated subsidiaries	25	22	3
Number of affiliated companies accounted for under the equity method	10	8	2

15

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2008 (A)	March 31, 2007 (B)
Gross profits	381,377	471,343	(89,965)
(Gross profits before credit costs for trust accounts)*	381,410	471,462	(90,051)
Domestic gross profits	421,251	465,916	(44,665)
Trust fees	113,866	111,075	2,791
Trust fees before credit costs for trust accounts*	113,899	111,193	2,705
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)*	15,302	14,518	784
Other trust fees	98,597	96,675	1,921
Credit related costs for trust accounts** (1)	(33)	(118)	85
Net interest income	158,087	200,354	(42,267)
Net fees and commissions	114,852	141,263	(26,411)
Net trading profits	16,751	27,541	(10,789)
Net other business profits	17,693	(14,316)	32,010
Net gains (losses) on debt securities	17,579	(10,276)	27,855
Non-domestic gross profits	(39,873)	5,426	(45,300)
Trust fees	0	0	(0)
Net interest income	15,774	24,775	(9,000)
Net fees and commissions	(277)	(238)	(39)
Net trading profits	(14,311)	(10,515)	(3,796)
Net other business profits	(41,058)	(8,595)	(32,463)
Net gains (losses) on debt securities	(41,919)	(5,038)	(36,881)
General and administrative expenses	194,146	197,134	(2,988)
Personnel expenses	58,189	62,947	(4,757)
Non-personnel expenses	126,048	125,232	815
Taxes	9,908	8,954	953
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses*	187,264	274,327	(87,063)
Provision for general allowance for credit losses (2)	—	(1,758)	1,758
Net business profits	187,230	272,449	(85,218)
Net non-recurring gains (losses)	(14,510)	5,910	(20,420)
Credit related costs (3)	255	172	82
Losses on loan write-offs	(1,245)	(1,762)	516
Provision for specific allowance for credit losses	—	(4,558)	4,558
Other credit related costs	1,501	6,493	(4,992)
Net gains (losses) on equity securities	(16,217)	14,579	(30,796)
Gains on sales of equity securities	13,773	23,474	(9,701)
Losses on sales of equity securities	(1,866)	(1,920)	54
Losses on write-down of equity securities	(28,124)	(6,974)	(21,149)
Other non-recurring gains (losses)	1,451	(8,841)	10,293

Ordinary profits	172,720	278,360	(105,639)

Net extraordinary gains (losses)	24,598	5,713	18,885
Gains on loans written-off (4)	5,381	9,831	(4,450)
Reversal of allowance for credit losses (5)	18,890	—	18,890
Reversal of reserve for contingent losses included in credit related costs (6)	1,888	—	1,888
Losses on impairment of fixed assets	(3,460)	(2,899)	(560)
Income before income taxes	197,319	284,073	(86,754)
Income taxes-current	(67)	631	(699)
Income taxes-deferred	83,242	71,800	11,442

Net income	114,144	211,642	(97,497)

Notes:

* Amounts before credit costs for loans in trusts with contracts for compensating the principal ** Credit costs for loans in trusts with contracts for compensating the principal (Reference)

Total credit costs (1)+(2)+(3)+(5)+(6)	21,002	(1,704)	22,706
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	26,383	8,127	18,256

16

Mitsubishi UFJ Financial Group, Inc.

4.	Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(All branches)	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
Total average interest rate on interest-earning assets (a)	2.24	0.22	2.02
Average interest rate on loans and bills discounted (b)	2.32	0.24	2.07
Average interest rate on investment securities	1.76	0.27	1.48

Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	2.09	0.21	1.88

Average interest rate on deposits and NCD (d)	0.75	0.11	0.64
Average interest rate on other liabilities	2.79	0.74	2.05

Overall interest rate spread (a)-(c)	0.15	0.01	0.13

Interest rate spread (b)-(d)	1.56	0.12	1.43

(Domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (e)	1.39	0.24	1.15
Average interest rate on loans and bills discounted (f)	1.78	0.26	1.51
Average interest rate on investment securities	1.01	0.21	0.80

Total average interest rate on interest-bearing liabilities (g) <including general and administrative expenses>	1.20	0.22	0.98

Average interest rate on deposits and NCD (h)	0.25	0.15	0.10
Average interest rate on other liabilities	0.96	0.38	0.57

Overall interest rate spread (e)-(g)	0.18	0.01	0.16

Interest rate spread (f)-(h)	1.52	0.11	1.41

MUTB Non-consolidated
	(percentage per annum)
(All branches)	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
Total average interest rate on interest-earning assets (a)	2.01	(0.04)	2.06
Average interest rate on loans and bills discounted (b)	1.66	0.24	1.42
Average interest rate on investment securities	2.53	(0.47)	3.00

Total average interest rate on interest-bearing liabilities (c)	1.01	0.27	0.73

Average interest rate on deposits and NCD (d)	0.78	0.13	0.64

Overall interest rate spread (a)-(c)	1.00	(0.32)	1.32

Interest rate spread (b)-(d)	0.88	0.11	0.77

(Domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (e)	1.50	(0.06)	1.57
Average interest rate on loans and bills discounted (f)	1.48	0.24	1.24
Average interest rate on investment securities	1.84	(0.72)	2.57

Total average interest rate on interest-bearing liabilities (g)	0.45	0.22	0.23

Average interest rate on deposits and NCD (h)	0.43	0.21	0.22

Overall interest rate spread (e)-(g)	1.04	(0.29)	1.34

Interest rate spread (f)-(h)	1.05	0.03	1.02

BTMU and MUTB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
Average interest rate on loans and bills discounted (a)	1.74	0.26	1.48

Average interest rate on deposits and NCD (b)	0.27	0.15	0.12

Interest rate spread (a)-(b)	1.46	0.10	1.35

17

Mitsubishi UFJ Financial Group, Inc.

5.	Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2008
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	15,728.2	13,782.3	682.4	30,193.0
Receive-floater / pay-fix	1,852.6	844.1	964.8	3,661.6
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	17,580.8	14,626.4	1,667.3	33,874.6

BTMU Consolidated
	(in billions of yen)
	As of March 31, 2008
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	14,567.9	10,978.9	578.5	26,125.4
Receive-floater / pay-fix	1,805.8	287.8	300.4	2,394.1
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	16,373.8	11,266.8	898.9	28,539.5

MUTB Consolidated
	(in billions of yen)
	As of March 31, 2008
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	1,271.1	3,041.9	114.0	4,427.0
Receive-floater / pay-fix	100.7	613.9	675.5	1,390.2
Receive-floater / pay-floater	—	—	—	—
Receive-fix / pay-fix	—	—	—	—

Total	1,371.9	3,655.8	789.5	5,817.3

18

Mitsubishi UFJ Financial Group, Inc.

6.	Securities

MUFG Consolidated

Fair Value information on Securities

	(in millions of yen)
	As of March 31, 2008				As of March 31, 2007
	Net unrealized gains (losses)				Net unrealized gains (losses)
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	20,237	19,280	22,483	2,245	957	9,085	8,128
Other Securities	1,004,875	(2,379,356)	2,012,453	1,007,578	3,384,231	3,693,293	309,062
Domestic equity securities	1,377,953	(1,843,355)	1,737,517	359,564	3,221,309	3,322,569	101,260
Domestic bonds	(8,847)	61,543	82,767	91,614	(70,390)	17,401	87,792
Other	(364,231)	(597,543)	192,167	556,398	233,312	353,322	120,010
Total	1,025,112	(2,360,075)	2,034,936	1,009,824	3,385,188	3,702,378	317,190
Domestic equity securities	1,377,953	(1,843,355)	1,737,517	359,564	3,221,309	3,322,569	101,260
Domestic bonds	10,306	80,432	103,946	93,640	(70,126)	25,227	95,353
Other	(363,147)	(597,152)	193,472	556,619	234,005	354,581	120,576

(*1)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

(*2)	“Other securities” are recorded on the consolidated balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on the consolidated balance sheets.

(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2008				As of March 31, 2007
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	8,972,284	7,467,376	4,633,923	2,279,647	10,596,001	12,664,261	3,125,002	2,455,035
Government bonds	8,200,246	4,273,924	3,634,820	1,731,595	9,895,337	8,755,617	2,145,338	2,121,023
Municipal bonds	24,752	145,509	105,963	3,846	37,778	209,271	66,686	4,054
Corporate bonds	747,285	3,047,942	893,139	544,205	662,885	3,699,372	912,976	329,958
Other Bonds	799,114	3,425,040	2,761,209	5,570,201	1,187,129	3,299,392	2,536,220	4,733,674
Foreign bonds	589,635	2,986,504	1,440,348	2,955,942	884,004	2,994,537	1,423,215	2,159,932
Other	209,479	438,536	1,320,861	2,614,259	303,124	304,854	1,113,004	2,573,742
Total	9,771,398	10,892,417	7,395,133	7,849,848	11,783,130	15,963,653	5,661,222	7,188,710

(*)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

19

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

Fair Value information on Securities

	(in millions of yen)
	As of March 31, 2008				As of March 31, 2007
	Net unrealized gains (losses)				Net unrealized gains (losses)
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	2,156	7,997	2,245	89	(5,841)	39	5,880
Stocks of subsidiaries and affiliates	230,897	(391,675)	263,458	32,561	622,572	623,403	830
Other Securities	521,370	(1,862,598)	1,349,257	827,886	2,383,969	2,648,173	264,204
Domestic equity securities	813,434	(1,417,403)	1,135,669	322,235	2,230,837	2,330,743	99,905
Domestic bonds	(33,744)	43,065	54,403	88,148	(76,810)	9,030	85,841
Other	(258,318)	(488,261)	159,184	417,503	229,942	308,399	78,456
Total	754,423	(2,246,276)	1,614,961	860,537	3,000,700	3,271,616	270,915
Domestic equity securities	795,676	(1,576,288)	1,143,619	347,942	2,371,965	2,471,871	99,905
Domestic bonds	(31,588)	51,035	56,648	88,237	(82,624)	9,058	91,682
Other	(9,664)	(721,023)	414,693	424,357	711,359	790,686	79,326

(*1)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

(*2)	“Other securities” are recorded on balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on balance sheets.

(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2008				As of March 31, 2007
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	8,354,643	4,949,482	3,751,219	2,140,905	10,316,581	10,448,646	1,959,364	2,367,306
Government bonds	7,666,459	2,236,554	2,804,031	1,597,262	9,663,043	7,009,055	1,032,992	2,038,312
Municipal bonds	1,934	69,182	102,839	3,440	32,874	120,482	63,115	3,627
Corporate bonds	686,249	2,643,745	844,349	540,202	620,662	3,319,108	863,256	325,366
Other Bonds	628,813	2,324,552	1,455,500	4,761,405	944,796	2,592,339	1,397,326	3,893,843
Foreign bonds	426,815	2,072,678	633,612	2,720,542	643,272	2,422,008	770,932	2,004,998
Other	201,998	251,873	821,887	2,040,863	301,524	170,330	626,394	1,888,844
Total	8,983,457	7,274,034	5,206,720	6,902,311	11,261,377	13,040,986	3,356,691	6,261,149

(*)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

20

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

Fair Value information on Securities

	(in millions of yen)
	As of March 31, 2008				As of March 31, 2007
	Net unrealized gains (losses)				Net unrealized gains (losses)
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	18,023	10,287	18,023	—	7,735	7,747	11
Stocks of subsidiaries and affiliates	(1,709)	(1,644)	—	1,709	(64)	—	64
Other Securities	194,332	(491,902)	356,204	161,871	686,235	710,832	24,596
Domestic equity securities	250,074	(401,738)	307,317	57,243	651,812	667,935	16,122
Domestic bonds	23,869	16,313	25,194	1,324	7,555	8,072	516
Other	(79,610)	(106,477)	23,692	103,302	26,867	34,823	7,956
Total	210,647	(483,260)	374,227	163,580	693,907	718,579	24,672
Domestic equity securities	250,074	(401,738)	307,317	57,243	651,812	667,935	16,122
Domestic bonds	41,892	26,601	43,217	1,324	15,291	15,820	528
Other	(81,320)	(108,122)	23,692	105,012	26,802	34,823	8,021

(*1)	This table includes beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

(*2)	“Other securities” are recorded on balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on balance sheets.

(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2008				As of March 31, 2007
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	339,190	2,373,863	776,156	63,960	12,791	2,112,198	1,083,758	5,018
Government bonds	299,730	1,997,284	737,671	59,552	803	1,733,663	1,037,299	—
Municipal bonds	19,499	60,824	1,599	406	4,883	78,448	3,569	426
Corporate bonds	19,960	315,754	36,885	4,002	7,104	300,086	42,889	4,592
Other Bonds	109,503	856,819	901,088	257,781	114,325	513,426	761,712	182,945
Foreign bonds	107,924	703,530	757,357	227,180	112,927	404,424	596,645	145,993
Other	1,579	153,289	143,730	30,600	1,398	109,001	165,066	36,951
Total	448,693	3,230,683	1,677,245	321,742	127,117	2,625,625	1,845,470	187,964

(*)	This table includes beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

21

Mitsubishi UFJ Financial Group, Inc.

7.	Return on Equity

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
ROE *	9.74	(5.23)	14.97

Note: * ROE is computed as follows:

Net income - Annual dividends on nonconvertible preferred stocks	× 100
{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

22

Mitsubishi UFJ Financial Group, Inc.

8.	Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

MUFG Consolidated

			(in billions of yen)
			As of March 31, 2008 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
(1)		Risk-adjusted capital ratio	11.26%	(1.32)%	(1.38)%	12.58%	12.65%
		Tier 1 ratio	7.64%	0.05%	(0.08)%	7.59%	7.73%
(2)		Tier 1 capital	8,294.2	239.3	63.4	8,054.8	8,230.7
(3)		Qualified Tier 2 capital	4,441.8	(1,276.4)	(1,202.8)	5,718.2	5,644.6
	i)	The amount of unrealized gains on investment securities	462.4	(1,079.3)	(893.1)	1,541.7	1,355.6
	ii)	The amount of land revaluation excess	154.2	(5.1)	(4.2)	159.3	158.4
	iii)	Subordinated debts	3,639.5	(204.8)	(124.0)	3,844.3	3,763.6
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	517.0	93.0	101.1	423.9	415.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	12,218.9	(1,130.1)	(1,240.5)	13,349.1	13,459.5
(7)		Risk-adjusted assets	108,447.8	2,399.6	2,051.5	106,048.2	106,396.2

BTMU Consolidated

			(in billions of yen)
			As of March 31, 2008 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
(1)		Risk-adjusted capital ratio	11.28%	(1.54)%	(1.23)%	12.83%	12.52%
		Tier 1 ratio	7.48%	(0.22)%	0.02%	7.71%	7.46%
(2)		Tier 1 capital	7,038.0	62.4	236.0	6,975.5	6,801.9
(3)		Qualified Tier 2 capital	3,917.5	(1,023.2)	(1,017.6)	4,940.8	4,935.2
	i)	The amount of unrealized gains on investment securities	233.7	(855.4)	(725.9)	1,089.2	959.6
	ii)	The amount of land revaluation excess	190.4	(6.8)	(5.7)	197.2	196.1
	iii)	Subordinated debts	3,307.9	(132.1)	(116.3)	3,440.1	3,424.3
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	341.4	31.6	19.9	309.8	321.5
(6)		Net qualifying capital (2)+(3)+(4)-(5)	10,614.1	(992.4)	(801.5)	11,606.5	11,415.6
(7)		Risk-adjusted assets	94,059.1	3,602.3	2,890.0	90,456.8	91,169.0

MUTB Consolidated

			(in billions of yen)
			As of March 31, 2008 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
(1)		Risk-adjusted capital ratio	13.13%	(0.07)%	(1.21)%	13.20%	14.34%
		Tier 1 ratio	9.94%	1.54%	0.28%	8.40%	9.65%
(2)		Tier 1 capital	1,248.9	73.4	3.5	1,175.5	1,245.4
(3)		Qualified Tier 2 capital	442.5	(287.2)	(198.3)	729.7	640.8
	i)	The amount of unrealized gains on investment securities	89.8	(224.3)	(169.6)	314.1	259.4
	ii)	The amount of land revaluation excess	(1.1)	(0.0)	0.0	(1.1)	(1.1)
	iii)	Subordinated debts	353.8	(62.8)	(16.1)	416.6	369.9
(4)		Qualified Tier 3 capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	41.3	(16.1)	5.3	57.4	35.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	1,650.2	(197.6)	(200.2)	1,847.8	1,850.4
(7)		Risk-adjusted assets	12,565.1	(1,429.5)	(333.8)	13,994.7	12,898.9

Note:	Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

23

Mitsubishi UFJ Financial Group, Inc.

II. Loan Portfolio and Other

1.	Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Loans to bankrupt borrowers	43,298	2,374	6,420	40,924	36,878
Non-accrual delinquent loans	737,926	(84,234)	(159,551)	822,160	897,477
Accruing loans contractually past due 3 months or more	17,900	(1,790)	34	19,691	17,866
Restructured loans	477,544	(170,510)	28,071	648,054	449,472

Total (1)	1,276,670	(254,160)	(125,023)	1,530,830	1,401,694

Written-off	691,894	(152,267)	(104,220)	844,161	796,115

Total loans and bills discounted	88,538,810	3,706,861	1,787,748	84,831,949	86,751,061

( % to total loans and bills discounted)
Loans to bankrupt borrowers	0.04%	0.00%	0.00%	0.04%	0.04%
Non-accrual delinquent loans	0.83%	(0.13)%	(0.20)%	0.96%	1.03%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.53%	(0.22)%	0.02%	0.76%	0.51%

Total	1.44%	(0.36)%	(0.17)%	1.80%	1.61%

(2) Allowance for credit losses

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Allowance for credit losses (2)	1,080,502	(104,930)	(180,579)	1,185,432	1,261,081
General allowance for credit losses	776,577	(28,668)	(53,574)	805,245	830,152
Specific allowance for credit losses	303,867	(76,248)	(126,979)	380,116	430,847
Allowance for credit to specific foreign borrowers	56	(14)	(25)	71	82

Coverage Ratio (2) / (1)	84.63%	7.19%	(5.33)%	77.43%	89.96%

24

Mitsubishi UFJ Financial Group, Inc.

MUFG Consolidated

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	1,217,375	(226,878)	(117,896)	1,444,254	1,335,272
Overseas	59,295	(27,281)	(7,126)	86,576	66,422
Asia	13,161	(340)	8	13,501	13,153
Indonesia	1,936	(2,187)	(3,219)	4,123	5,156
Thailand	1,762	1,167	730	594	1,031
Hong Kong	3,822	224	648	3,598	3,173
Other	6,145	960	2,353	5,185	3,791
United States of America	24,840	(30,099)	(4,125)	54,939	28,965
Other	20,788	2,652	(3,514)	18,135	24,303

Total	1,276,670	(254,160)	(125,023)	1,530,830	1,401,694

Classified by industry

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	1,217,375	(226,878)	(117,896)	1,444,254	1,335,272
Manufacturing	149,993	(39,226)	(16,471)	189,220	166,465
Construction	43,072	(6,544)	1,383	49,617	41,689
Wholesale and retail	137,395	(4,032)	(26,222)	141,428	163,618
Finance and insurance	18,555	16,587	3,542	1,968	15,013
Real estate	188,233	(49,493)	(29,545)	237,726	217,778
Services	155,563	(22,628)	(31,873)	178,192	187,436
Other industries	149,814	(109,142)	(16,541)	258,957	166,355
Consumer	374,745	(12,396)	(2,168)	387,142	376,914
Overseas	59,295	(27,281)	(7,126)	86,576	66,422
Financial institutions	7,061	(11,882)	(4,275)	18,944	11,336
Commercial and industrial	46,147	(7,625)	(3,521)	53,773	49,669
Other	6,086	(7,772)	670	13,858	5,415

Total	1,276,670	(254,160)	(125,023)	1,530,830	1,401,694

25

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Loans to bankrupt borrowers	36,744	(5,114)	7,167	41,858	29,577
Non-accrual delinquent loans	530,283	(69,602)	(134,263)	599,885	664,547
Accruing loans contractually past due 3 months or more	12,911	(3,214)	(1,196)	16,126	14,108
Restructured loans	333,400	(124,834)	33,908	458,234	299,492

Total (1)	913,340	(202,765)	(94,384)	1,116,105	1,007,724

Written-off	484,411	(65,587)	(61,552)	549,999	545,964

Total loans and bills discounted	70,397,804	2,202,846	1,638,700	68,194,957	68,759,103

( % to total loans and bills discounted)

Loans to bankrupt borrowers	0.05%	(0.00)%	0.00%	0.06%	0.04%
Non-accrual delinquent loans	0.75%	(0.12)%	(0.21)%	0.87%	0.96%
Accruing loans contractually past due 3 months or more	0.01%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.47%	(0.19)%	0.03%	0.67%	0.43%

Total	1.29%	(0.33)%	(0.16)%	1.63%	1.46%

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Allowance for credit losses (2)	640,596	(130,460)	(151,269)	771,057	791,866
General allowance for credit losses	470,211	(56,096)	(35,774)	526,308	505,986
Specific allowance for credit losses	170,328	(74,349)	(115,469)	244,677	285,797
Allowance for credit to specific foreign borrowers	56	(14)	(25)	71	82

Coverage Ratio (2) / (1)	70.13%	1.05%	(8.44)%	69.08%	78.57%

26

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	875,077	(182,425)	(80,711)	1,057,502	955,788
Overseas	38,263	(20,340)	(13,673)	58,603	51,936
Asia	7,560	(4,584)	(1,249)	12,144	8,810
Indonesia	1,036	(1,930)	(2,981)	2,967	4,017
Thailand	1,762	1,167	730	594	1,031
Hong Kong	3,822	224	648	3,598	3,173
Other	938	(4,046)	351	4,984	586
United States of America	13,505	(18,728)	(9,069)	32,234	22,575
Other	17,197	2,973	(3,354)	14,224	20,551

Total	913,340	(202,765)	(94,384)	1,116,105	1,007,724

Classified by industry

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	875,077	(182,425)	(80,711)	1,057,502	955,788
Manufacturing	122,244	(28,302)	(9,862)	150,547	132,107
Construction	39,954	(4,457)	1,704	44,412	38,249
Wholesale and retail	127,864	507	(23,612)	127,357	151,477
Finance and insurance	5,039	3,771	4,173	1,267	865
Real estate	174,444	(47,315)	(26,881)	221,760	201,326
Services	140,177	(24,432)	(25,676)	164,610	165,854
Other industries	135,103	(54,022)	45	189,126	135,057
Consumer	130,247	(28,171)	(603)	158,419	130,850
Overseas	38,263	(20,340)	(13,673)	58,603	51,936
Financial institutions	7,061	(9,845)	(4,219)	16,906	11,280
Commercial and industrial	30,569	(10,721)	(6,499)	41,290	37,069
Other	632	226	(2,954)	405	3,586

Total	913,340	(202,765)	(94,384)	1,116,105	1,007,724

27

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Loans to bankrupt borrowers	1,269	(3,233)	(1,053)	4,502	2,322
Non-accrual delinquent loans	53,134	(22,708)	(27,282)	75,843	80,417
Accruing loans contractually past due 3 months or more	1,446	285	316	1,160	1,129
Restructured loans	35,909	(49,683)	(2,653)	85,593	38,562

Total (1)	91,759	(75,339)	(30,672)	167,099	122,432

Written-off	30,651	(48,774)	(34,885)	79,425	65,536

Total loans and bills discounted	9,778,877	(111,583)	10,275	9,890,460	9,768,602

( % to total loans and bills discounted)

Loans to bankrupt borrowers	0.01%	(0.03)%	(0.01)%	0.04%	0.02%
Non-accrual delinquent loans	0.54%	(0.22)%	(0.27)%	0.76%	0.82%
Accruing loans contractually past due 3 months or more	0.01%	0.00%	0.00%	0.01%	0.01%
Restructured loans	0.36%	(0.49)%	(0.02)%	0.86%	0.39%

Total	0.93%	(0.75)%	(0.31)%	1.68%	1.25%

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Allowance for credit losses (2)	100,756	(22,223)	(33,502)	122,979	134,258
General allowance for credit losses	78,737	(12,163)	(13,461)	90,901	92,199
Specific allowance for credit losses	22,018	(10,059)	(20,040)	32,078	42,059
Allowance for credit to specific foreign borrowers	—	—	—	—	—

Coverage Ratio (2) / (1)	109.80%	36.20%	0.14%	73.59%	109.65%

28

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	89,060	(62,538)	(32,422)	151,599	121,483
Overseas	2,699	(12,800)	1,749	15,500	949
Asia	11	(27)	(3)	39	14
Indonesia	11	(27)	(3)	39	14
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	—	—	—	—
United States of America	2,674	(12,589)	1,753	15,263	920
Other	14	(183)	(0)	197	14

Total	91,759	(75,339)	(30,672)	167,099	122,432

Classified by industry
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	89,060	(62,538)	(32,422)	151,599	121,483
Manufacturing	20,403	(8,041)	(3,120)	28,445	23,523
Construction	831	(2,635)	(421)	3,466	1,252
Wholesale and retail	5,253	(4,901)	(2,924)	10,155	8,178
Finance and insurance	13,024	13,024	(563)	—	13,588
Real estate	3,771	(1,769)	(1,101)	5,540	4,872
Services	7,184	(865)	(4,555)	8,050	11,740
Other industries	14,159	(50,473)	(16,583)	64,633	30,743
Consumer	24,432	(6,874)	(3,150)	31,307	27,583
Overseas	2,699	(12,800)	1,749	15,500	949
Financial institutions	—	(2,037)	—	2,037	—
Commercial and industrial	2,685	1,282	1,749	1,402	935
Other	14	(12,045)	(0)	12,059	14

Total	91,759	(75,339)	(30,672)	167,099	122,432

29

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated : Trust Accounts

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Loans to bankrupt borrowers	105	54	57	50	48
Non-accrual delinquent loans	7	(121)	(19)	129	26
Accruing loans contractually past due 3 months or more	74	12	20	61	54

Restructured loans	1,081	(1)	271	1,082	809

Total	1,268	(55)	330	1,323	938

Total loans and bills discounted	152,562	(18,264)	(8,391)	170,826	160,953

(% to total loans and bills discounted)

Loans to bankrupt borrowers	0.06%	0.03%	0.03%	0.02%	0.02%
Non-accrual delinquent loans	0.00%	(0.07)%	(0.01)%	0.07%	0.01%
Accruing loans contractually past due 3 months or more	0.04%	0.01%	0.01%	0.03%	0.03%
Restructured loans	0.70%	0.07%	0.20%	0.63%	0.50%

Total	0.83%	0.05%	0.24%	0.77%	0.58%

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Special internal reserves	1,382	(991)	(412)	2,374	1,795
Allowance for bad debts	457	(56)	(27)	514	484
(3) Classification of Risk-Monitored Loans Classified by industry
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	1,268	(55)	330	1,323	938
Manufacturing	—	—	—	—	—
Construction	—	—	—	—	—
Wholesale and retail	—	—	—	—	—
Finance and insurance	—	—	—	—	—
Real estate	137	(65)	(2)	202	140
Services	235	(26)	(9)	262	245
Other industries	—	—	—	—	—
Consumer	895	36	342	858	552

Total	1,268	(55)	330	1,323	938

30

Mitsubishi UFJ Financial Group, Inc.

2.	Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB Combined including Trust Accounts

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Bankrupt or De facto Bankrupt	117,786	1,818	11,223	115,968	106,562
Doubtful	556,092	(91,810)	(162,787)	647,903	718,880
Special Attention	384,684	(177,323)	30,642	562,007	354,041
Non Performing Loans (1)	1,058,563	(267,316)	(120,920)	1,325,880	1,179,484

Normal	90,902,911	1,634,720	973,705	89,268,191	89,929,205

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Covered amount (2)	818,177	(241,658)	(144,132)	1,059,836	962,309
Allowance for credit losses	289,897	(111,479)	(129,837)	401,377	419,734
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	528,279	(130,179)	(14,295)	658,458	542,574

Coverage ratio (2) / (1)	77.29%	(2.64)%	(4.29)%	79.93%	81.58%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	117,786		3,113		—		114,673			100.00%
	[115,968	]	[1,647	]	[—	]	[114,321	]		[100.00%	]
Doubtful	556,092		186,299		—		267,191			81.54%
	[647,903	]	[261,335	]	[—	]	[285,842	]		[84.45%	]
Special Attention	384,684		100,485		—		146,414			64.18%
	[562,007	]	[138,394	]	[—	]	[258,294	]		[70.58%	]
Non Performing Loans (3)	1,058,563		289,897		—		528,279			77.29%
	[1,325,880	]	[401,377	]	[—	]	[658,458	]		[79.93%	]
Normal	90,902,911
	[89,268,191	]
Total (4)	91,961,475
	[90,594,071	]
Share of Non Performing Loans (3) / (4)	1.15%
	[1.46%	]

Note: The upper figures are as of March 31, 2008. The lower figures with bracket are as of March 31, 2007.

31

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Bankrupt or De facto Bankrupt	108,751	1,358	14,099	107,393	94,652
Doubtful	510,355	(65,208)	(137,347)	575,564	647,703
Special Attention	346,311	(128,048)	32,711	474,360	313,600
Non Performing Loans (1)	965,419	(191,898)	(90,537)	1,157,317	1,055,956

Normal	80,839,067	1,764,024	1,006,501	79,075,042	79,832,565

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Covered amount (2)	741,970	(181,167)	(115,679)	923,138	857,650
Allowance for credit losses	258,272	(95,393)	(108,111)	353,666	366,384
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	483,698	(85,773)	(7,567)	569,472	491,266

Coverage ratio (2) / (1)	76.85%	(2.91)%	(4.36)%	79.76%	81.22%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] /[(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	108,751		2,907		—		105,844		100.00%		100.00%
	[107,393	]	[1,481	]	[—	]	[105,911	]	[100.00%	]	[100.00%	]
Doubtful	510,355		164,774		—		246,273		62.39%		80.54%
	[575,564	]	[229,688	]	[—	]	[256,203	]	[71.92%	]	[84.41%	]
Special Attention	346,311		90,590		—		131,580		42.18%		64.15%
	[474,360	]	[122,496	]	[—	]	[207,357	]	[45.87%	]	[69.53%	]
Non Performing Loans (3)	965,419		258,272		—		483,698		53.61%		76.85%
	[1,157,317	]	[353,666	]	[—	]	[569,472	]	[60.16%	]	[79.76%	]
Normal	80,839,067
	[79,075,042	]
Total (4)	81,804,486
	[80,232,360	]
Share of Non Performing Loans (3) / (4)	1.18%
	[1.44%	]

Note: The upper figures are as of March 31, 2008. The lower figures with bracket are as of March 31, 2007.

32

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Bankrupt or De facto Bankrupt	8,869	526	(2,925)	8,343	11,795
Doubtful	45,578	(26,562)	(25,412)	72,141	70,991
Special Attention	37,427	(49,326)	(2,375)	86,753	39,802
Non Performing Loans (1)	91,875	(75,362)	(30,713)	167,238	122,589

Normal	9,912,550	(111,094)	(24,074)	10,023,645	9,936,625

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Covered amount (2)	75,168	(60,463)	(28,760)	135,631	103,928
Allowance for credit losses	31,625	(16,086)	(21,725)	47,711	53,350
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	43,542	(44,377)	(7,035)	87,919	50,577

Coverage ratio (2) / (1)	81.81%	0.71%	(2.96)%	81.10%	84.77%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] /[(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	8,869		205		—		8,663		100.00%		100.00%
	[8,343	]	[165	]	[—	]	[8,177	]	[100.00%	]	[100.00%	]
Doubtful	45,578		21,524		—		20,766		86.74%		92.78%
	[72,141	]	[31,647	]	[—	]	[29,460	]	[74.15%	]	[84.70%	]
Special Attention	37,427		9,894		—		14,112		42.44%		64.14%
	[86,753	]	[15,897	]	[—	]	[50,281	]	[43.58%	]	[76.28%	]
Non Performing Loans (3)	91,875		31,625		—		43,542		65.43%		81.81%
	[167,238	]	[47,711	]	[—	]	[87,919	]	[60.15%	]	[81.10%	]
Normal	9,912,550
	[10,023,645	]
Total (4)	10,004,426
	[10,190,884	]
Share of Non Performing Loans (3) / (4)	0.91%
	[1.64%	]

Note: The upper figures are as of March 31, 2008. The lower figures with bracket are as of March 31, 2007.

33

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated : Trust Accounts

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Bankrupt or De facto Bankrupt	165	(66)	50	232	115
Doubtful	158	(39)	(27)	197	185
Special Attention	944	51	306	893	638
Non Performing Loans (1)	1,268	(55)	330	1,323	938

Normal	151,293	(18,209)	(8,721)	169,503	160,014

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Covered amount (2)	1,038	(28)	307	1,066	730
Allowance for credit losses	—	—	—	—	—
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	1,038	(28)	307	1,066	730

Coverage ratio (2) / (1)	81.85%	1.26%	3.96%	80.58%	77.88%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	165		—		—		165			100.00%
	[232	]	[—	]	[—	]	[232	]		[100.00%	]
Doubtful	158		—		—		151			95.88%
	[197	]	[—	]	[—	]	[178	]		[90.44%	]
Special Attention	944		—		—		721			76.32%
	[893	]	[—	]	[—	]	[655	]		[73.35%	]
Non Performing Loans (3)	1,268		—		—		1,038			81.85%
	[1,323	]	[—	]	[—	]	[1,066	]		[80.58%	]
Normal	151,293
	[169,503	]
Total (4)	152,562
	[170,826	]
Share of Non Performing Loans (3) / (4)	0.83%
	[0.77%	]

Note: The upper figures are as of March 31, 2008. The lower figures with bracket are as of March 31, 2007.

34

Mitsubishi UFJ Financial Group, Inc.

3.	Progress in Disposition of Problem Assets

BTMU, MUTB and MU Strategic Partner, Co., Ltd. (“MUSP”) Combined including Trust Accounts

The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, Mitsubishi UFJ Trust and Banking Corporation, MUSP and Trust accounts. The amounts prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, former The Mitsubishi Trust and Banking Corporation, former UFJ Trust Bank Limited, MUSP and Trust accounts.

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007 (a)	As of March 31, 2008 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	279.1	194.5	153.3	125.2	116.3	106.7	117.8	11.1
Doubtful	1,407.2	1,266.9	749.7	500.4	652.3	723.2	560.3	(162.8)

Total	1,686.4	1,461.4	903.0	625.7	768.6	829.9	678.1	(151.7)

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2005

Bankrupt or De facto Bankrupt	279.1	153.3	109.4	67.2	53.6	38.6	33.4	(5.2)
Doubtful	1,407.2	847.2	428.2	190.9	144.4	103.7	88.9	(14.8)

Total	1,686.4	1,000.6	537.7	258.1	198.1	142.3	122.3	(20.0)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005

Bankrupt or De facto Bankrupt		41.2	22.5	19.3	13.0	7.1	7.5	0.4
Doubtful		419.6	170.0	101.2	78.6	58.7	45.4	(13.2)

Total		460.8	192.6	120.6	91.7	65.8	53.0	(12.8)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt			21.2	16.3	10.2	4.5	3.1	(1.4)
Doubtful			151.4	72.1	37.4	25.7	21.4	(4.3)

Total			172.6	88.5	47.6	30.3	24.6	(5.7)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt				22.2	16.4	9.2	6.9	(2.2)
Doubtful				136.0	63.0	29.0	21.7	(7.3)

Total				158.3	79.4	38.3	28.6	(9.6)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt					22.8	19.2	14.5	(4.6)
Doubtful					328.7	221.4	39.0	(182.4)

Total					351.6	240.6	53.5	(187.0)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt						27.9	23.1	(4.8)
Doubtful						284.4	151.4	(133.0)

Total						312.3	174.5	(137.8)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt							29.0
Doubtful							192.4

Total							221.4

(B) Progress in disposition of problem assets of the six months ended March 31, 2008

	(in billions of yen)
	Time of categorization						Total
	prior to Mar. 31, 2005	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007
Liquidation	0.2	0.0	0.0	0.0	0.2	2.5	3.0
Re-constructive treatment	0.1	0.1	0.0	0.5	17.7	3.4	22.0
Upgrade due to re-constructive treatment	—	—	—	—	112.1	3.4	115.6
Loan sales to secondary market	1.9	2.0	0.1	0.9	2.9	6.2	14.3
Write-offs	0.8	1.8	0.2	1.0	5.0	28.2	37.3
Other	16.8	8.8	5.3	7.0	48.7	93.8	180.7
Collection / Repayment	12.4	6.4	4.2	6.5	26.2	63.0	118.9
Upgraded	4.4	2.4	1.1	0.5	22.5	30.7	61.8

Total	20.0	12.8	5.7	9.6	187.0	137.8	373.2

(C) Amount of outstanding problem assets which is in process for disposition as of March 31, 2008

	(in billions of yen)
	Time of categorization							Total
	prior to Mar. 31, 2005	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007
Legal liquidation	4.9	1.4	1.6	3.7	5.8	8.2	13.3	39.1
Quasi-legal liquidation	1.3	—	—	—	—	4.0	—	5.3
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	23.5	5.8	1.5	2.6	4.9	9.6	13.1	61.3
Entrust to the RCC	—	—	—	—	—	—	—	—

Total	29.7	7.2	3.1	6.4	10.7	21.9	26.4	105.8

35

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUSP Combined

The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP. The amounts presented prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP.

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007 (a)	As of March 31, 2008 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	229.5	162.1	129.9	117.3	107.7	94.8	108.8	14.0
Doubtful	1,240.6	1,106.7	683.3	459.1	579.9	652.0	514.5	(137.4)

Total	1,470.2	1,268.8	813.3	576.4	687.7	746.8	623.4	(123.4)

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2005

Bankrupt or De facto Bankrupt	229.5	128.6	92.0	62.4	51.3	36.0	31.2	(4.8)
Doubtful	1,240.6	709.7	381.7	177.9	134.9	97.7	85.0	(12.7)

Total	1,470.2	838.4	473.7	240.4	186.2	133.8	116.2	(17.6)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005

Bankrupt or De facto Bankrupt		33.5	17.0	17.6	11.7	6.5	5.9	(0.5)
Doubtful		396.8	156.1	90.0	69.5	51.5	41.6	(9.8)

Total		430.4	173.2	107.7	81.2	58.0	47.6	(10.3)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt			20.8	15.2	9.0	4.0	2.9	(1.1)
Doubtful			145.4	68.8	36.0	25.3	21.1	(4.1)

Total			166.3	84.0	45.1	29.3	24.0	(5.3)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt				22.0	13.8	8.7	6.7	(1.9)
Doubtful				122.2	54.8	23.4	17.9	(5.4)

Total				144.2	68.6	32.1	24.7	(7.4)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt					21.8	18.0	14.2	(3.8)
Doubtful					284.6	198.1	33.4	(164.7)

Total					306.4	216.1	47.6	(168.5)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt						21.3	18.9	(2.4)
Doubtful						255.8	129.0	(126.7)

Total						277.2	148.0	(129.1)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt							28.7
Doubtful							186.3

Total							215.1

(B)	Progress in disposition of problem assets of the six months ended March 31, 2008

	(in billions of yen)
	Time of categorization						Total
	prior to Mar. 31, 2005	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007
Liquidation	0.2	0.0	0.0	0.0	0.2	2.5	3.0
Re-constructive treatment	0.1	0.1	0.0	0.5	17.7	3.4	22.0
Upgrade due to re-constructive treatment	—	—	—	—	112.1	3.4	115.6
Loan sales to secondary market	1.9	2.0	0.1	0.4	2.9	6.2	13.8
Write-offs	0.5	1.3	0.2	1.1	4.9	28.6	36.9
Other	14.8	6.8	4.9	5.3	30.3	84.7	147.1
Collection / Repayment	10.4	5.5	3.8	4.8	23.7	54.2	102.6
Upgraded	4.3	1.3	1.1	0.5	6.6	30.5	44.4

Total	17.6	10.3	5.3	7.4	168.5	129.1	338.5

(C)	Amount of outstanding problem assets which is in process for disposition as of March 31, 2008

	(in billions of yen)
	Time of categorization							Total
	prior to Mar. 31, 2005	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007
Legal liquidation	4.0	1.1	1.5	3.7	5.7	8.1	13.2	37.7
Quasi-legal liquidation	—	—	—	—	—	—	—	—
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	22.2	4.4	1.3	2.3	4.6	9.5	12.8	57.5
Entrust to the RCC	—	—	—	—	—	—	—	—

Total	26.2	5.6	2.9	6.1	10.3	17.7	26.1	95.2

36

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Accounts

The amounts presented prior to September 30, 2005 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007 (a)	As of March 31, 2008 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	49.6	32.3	23.3	7.9	8.5	11.9	9.0	(2.8)
Doubtful	166.5	160.2	66.3	41.3	72.3	71.1	45.7	(25.4)

Total	216.2	192.6	89.7	49.2	80.9	83.0	54.7	(28.3)

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2005

Bankrupt or De facto Bankrupt	49.6	24.6	17.4	4.7	2.3	2.5	2.1	(0.3)
Doubtful	166.5	137.4	46.5	12.9	9.4	5.9	3.8	(2.0)

Total	216.2	162.1	63.9	17.7	11.8	8.4	6.0	(2.3)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005

Bankrupt or De facto Bankrupt		7.6	5.5	1.7	1.3	0.6	1.6	0.9
Doubtful		22.7	13.9	11.2	9.1	7.1	3.7	(3.4)

Total		30.4	19.4	12.9	10.5	7.8	5.3	(2.4)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt			0.4	1.1	1.2	0.5	0.2	(0.2)
Doubtful			5.9	3.3	1.3	0.4	0.2	(0.1)

Total			6.3	4.4	2.5	0.9	0.5	(0.4)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt				0.2	2.6	0.4	0.1	(0.3)
Doubtful				13.8	8.2	5.6	3.7	(1.9)

Total				14.1	10.8	6.1	3.9	(2.2)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt					0.9	1.1	0.3	(0.7)
Doubtful					44.1	23.2	5.5	(17.6)

Total					45.1	24.4	5.9	(18.4)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt						6.5	4.1	(2.3)
Doubtful						28.6	22.3	(6.2)

Total						35.1	26.4	(8.6)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt							0.2
Doubtful							6.0

Total							6.3

(B) Progress in disposition of problem assets of the six months ended March 31, 2008

	(in billions of yen)
	Time of categorization						Total
	prior to Mar. 31, 2005	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007
Liquidation	—	—	—	—	—	—	—
Re-constructive treatment	—	—	—	—	—	—	—
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	—	—	—	0.5	—	—	0.5
Write-offs	0.2	0.4	0.0	0.0	0.1	(0.3)	0.4
Other	2.0	1.9	0.4	1.7	18.3	9.0	33.6
Collection / Repayment	1.9	0.8	0.3	1.7	2.4	8.8	16.2
Upgraded	0.1	1.1	0.0	0.0	15.8	0.2	17.4

Total	2.3	2.4	0.4	2.2	18.4	8.6	34.6

(C)	Amount of outstanding problem assets which is in process for disposition as of March 31, 2008

	(in billions of yen)
	Time of categorization							Total
	prior to Mar. 31, 2005	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007
Legal liquidation	0.8	0.2	0.0	0.0	0.0	0.0	0.0	1.4
Quasi-legal liquidation	1.3	—	—	—	—	4.0	—	5.3
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	1.3	1.3	0.2	0.3	0.3	0.0	0.2	3.7
Entrust to the RCC	—	—	—	—	—	—	—	—

Total	3.4	1.6	0.2	0.3	0.3	4.1	0.2	10.5

37

Mitsubishi UFJ Financial Group, Inc.

4.	Classification of Loans by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	68,276,239	3,064	998,699	68,273,175	67,277,539
Manufacturing	8,159,349	515,258	271,858	7,644,091	7,887,491
Agriculture	25,520	1,985	1,535	23,535	23,985
Forestry	16,015	(731)	2,029	16,746	13,986
Fishery	37,570	6,982	2,604	30,588	34,966
Mining	52,212	3,097	1,878	49,115	50,334
Construction	1,433,060	(121,918)	(8,325)	1,554,978	1,441,385
Utilities	733,291	100,185	83,398	633,106	649,893
Communication and information services	1,802,103	(16,377)	30,265	1,818,480	1,771,838
Wholesale and retail	6,950,490	(342,555)	(173,947)	7,293,045	7,124,437
Finance and insurance	7,105,751	(215,913)	162,618	7,321,664	6,943,133
Real estate	8,968,486	(255,257)	47,659	9,223,743	8,920,827
Services	6,535,929	91,815	372,412	6,444,114	6,163,517
Municipal government	813,260	845	31,059	812,415	782,201
Other industries	25,643,192	235,651	173,662	25,407,541	25,469,530
Overseas offices and loans booked at offshore markets	12,159,250	2,028,244	616,563	10,131,005	11,542,686

Total	80,435,489	2,031,309	1,615,263	78,404,180	78,820,226

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Total domestic consumer loans	18,339,899	10,943	270,400	18,328,956	18,069,498
Housing loans	17,358,239	168,103	344,994	17,190,135	17,013,244
Residential purpose	13,675,815	292,286	396,145	13,383,528	13,279,669
Other	981,660	(157,160)	(74,594)	1,138,820	1,056,254

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Outstanding amount	43,753,929	(323,220)	550,905	44,077,149	43,203,024
% to total domestic loans	64.08%	(0.47)%	(0.13)%	64.55%	64.21%

38

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	58,532,587	174,100	1,003,592	58,358,487	57,528,994
Manufacturing	6,813,281	428,525	246,536	6,384,756	6,566,745
Agriculture	25,004	2,546	2,240	22,458	22,764
Forestry	16,015	(731)	2,029	16,746	13,986
Fishery	6,493	1,343	303	5,150	6,190
Mining	47,733	1,393	(1,339)	46,340	49,072
Construction	1,285,964	(123,767)	(10,943)	1,409,731	1,296,907
Utilities	409,660	28,421	36,446	381,239	373,214
Communication and information services	837,193	(34,058)	13,524	871,251	823,669
Wholesale and retail	6,205,654	(341,216)	(159,080)	6,546,870	6,364,734
Finance and insurance	5,025,857	(77,469)	102,685	5,103,326	4,923,172
Real estate	7,380,263	(184,379)	95,870	7,564,642	7,284,393
Services	5,619,820	161,468	391,732	5,458,352	5,228,088
Municipal government	766,704	6,277	32,104	760,427	734,600
Other industries	24,092,946	305,747	251,486	23,787,199	23,841,460
Overseas offices and loans booked at offshore markets	11,865,216	2,028,746	635,107	9,836,470	11,230,108

Total	70,397,804	2,202,846	1,638,700	68,194,957	68,759,103

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Total domestic consumer loans	17,191,989	28,652	275,891	17,163,337	16,916,098
Housing loans	16,233,203	181,354	348,404	16,051,849	15,884,798
Residential purpose	12,913,920	273,144	386,754	12,640,775	12,527,165
Other	958,786	(152,701)	(72,513)	1,111,488	1,031,300

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Outstanding amount	38,895,949	(15,810)	652,409	38,911,759	38,243,540
% to total domestic loans	66.45%	(0.22)%	(0.02)%	66.67%	66.47%

39

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	9,484,843	(111,081)	28,819	9,595,925	9,456,024
Manufacturing	1,344,914	87,592	26,095	1,257,322	1,318,819
Agriculture	516	(561)	(705)	1,077	1,221
Forestry	—	—	—	—	—
Fishery	31,077	5,639	2,301	25,438	28,776
Mining	4,479	1,704	3,217	2,775	1,262
Construction	147,096	1,854	2,618	145,242	144,478
Utilities	322,210	72,850	47,495	249,360	274,715
Communication and information services	958,736	19,756	17,555	938,980	941,181
Wholesale and retail	744,809	(1,345)	(14,882)	746,154	759,691
Finance and insurance	2,070,427	(136,453)	62,697	2,206,880	2,007,730
Real estate	1,574,305	(65,644)	(43,827)	1,639,949	1,618,132
Services	913,309	(69,193)	(19,081)	982,502	932,390
Municipal government	21,268	(2,162)	1,215	23,430	20,053
Other industries	1,351,691	(25,117)	(55,875)	1,376,808	1,407,566
Overseas offices and loans booked at offshore markets	294,033	(501)	(18,544)	294,534	312,577

Total	9,778,877	(111,583)	10,275	9,890,460	9,768,602

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Total domestic consumer loans	1,062,497	(10,406)	(2,102)	1,072,903	1,064,600
Housing loans	1,040,542	(6,218)	(159)	1,046,760	1,040,702
Residential purpose	681,917	25,129	12,221	656,788	669,696
Other	21,955	(4,188)	(1,942)	26,143	23,897

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Outstanding amount	4,633,125	(260,018)	(77,846)	4,893,143	4,710,971
% to total domestic loans	48.84%	(2.14)%	(0.97)%	50.99%	49.81%

40

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated : Trust Accounts

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	258,808	(59,954)	(33,712)	318,762	292,520
Manufacturing	1,154	(859)	(773)	2,013	1,927
Agriculture	—	—	—	—	—
Forestry	—	—	—	—	—
Fishery	—	—	—	—	—
Mining	—	—	—	—	—
Construction	—	(5)	—	5	—
Utilities	1,421	(1,086)	(543)	2,507	1,964
Communication and information services	6,174	(2,075)	(814)	8,249	6,988
Wholesale and retail	27	6	15	21	12
Finance and insurance	9,467	(1,991)	(2,764)	11,458	12,231
Real estate	13,918	(5,234)	(4,384)	19,152	18,302
Services	2,800	(460)	(239)	3,260	3,039
Municipal government	25,288	(3,270)	(2,260)	28,558	27,548
Other industries	198,555	(44,979)	(21,949)	243,534	220,504
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	258,808	(59,954)	(33,712)	318,762	292,520

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Total domestic consumer loans	85,412	(7,303)	(3,387)	92,715	88,800
Housing loans	84,493	(7,032)	(3,250)	91,526	87,743
Residential purpose	79,977	(5,987)	(2,831)	85,964	82,808
Other	918	(270)	(137)	1,189	1,056

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Outstanding amount	224,855	(47,392)	(23,658)	272,247	248,513
% to total domestic loans	86.88%	1.47%	1.92%	85.40%	84.95%

41

Mitsubishi UFJ Financial Group, Inc.

5.	Overseas Loans

BTMU and MUTB Combined

(1)	Loans to Asian countries

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Thailand	501,566	(63,891)	(83,623)	565,457	585,189
Indonesia	213,956	(44,060)	(37,700)	258,017	251,657
Malaysia	106,786	(67,604)	(6,601)	174,391	113,388
Philippines	64,316	4,930	771	59,385	63,544
South Korea	251,427	992	(71,127)	250,434	322,555
Singapore	595,161	194,766	64,837	400,395	530,324
Hong Kong	754,086	26,351	(22,298)	727,734	776,385
China	29,525	(655,237)	(1,760)	684,763	31,285
Taiwan	169,844	(7,482)	(9,345)	177,327	179,190
Other	323,007	121,747	67,392	201,259	255,614

Total	3,009,677	(489,489)	(99,456)	3,499,167	3,109,133

(2) Loans to Latin American countries
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Argentina	2,813	722	(214)	2,090	3,027
Brazil	120,040	12,862	31,261	107,178	88,779
Mexico	81,152	(14,747)	(7,758)	95,899	88,910
Caribbean countries	714,017	(24,070)	(9,858)	738,087	723,876
Other	76,301	9,103	(1,564)	67,197	77,865

Total	994,326	(16,128)	11,866	1,010,454	982,460

42

Mitsubishi UFJ Financial Group, Inc.

6.	Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Deposits (ending balance)	114,081,070	2,039,709	3,335,941	112,041,360	110,745,129
Deposits (average balance)	110,730,436	674,313	(386,511)	110,056,122	111,116,947
Loans (ending balance)	80,176,681	2,091,263	1,648,975	78,085,418	78,527,705
Loans (average balance)	77,548,072	(2,085,641)	(280,494)	79,633,714	77,828,567
BTMU Non-consolidated
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Deposits (ending balance)	101,861,554	1,584,873	2,831,649	100,276,681	99,029,905
Deposits (average balance)	98,867,010	384,865	(453,381)	98,482,144	99,320,391
Loans (ending balance)	70,397,804	2,202,846	1,638,700	68,194,957	68,759,103
Loans (average balance)	67,973,653	(1,558,687)	(218,111)	69,532,340	68,191,764
MUTB Non-consolidated
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Deposits (ending balance)	12,219,516	454,836	504,292	11,764,679	11,715,224
Deposits (average balance)	11,863,425	289,447	66,869	11,573,977	11,796,555
Loans (ending balance)	9,778,877	(111,583)	10,275	9,890,460	9,768,602
Loans (average balance)	9,574,419	(526,954)	(62,383)	10,101,373	9,636,802

43

Mitsubishi UFJ Financial Group, Inc.

7.	Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Individuals	62,594,734	1,736,388	1,185,981	60,858,345	61,408,753
Corporations and others	39,722,337	(1,117,914)	1,310,905	40,840,251	38,411,431
Domestic deposits	102,317,071	618,474	2,496,886	101,698,596	99,820,185

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
BTMU Non-consolidated
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Individuals	54,093,306	1,431,589	824,073	52,661,717	53,269,233
Corporations and others	36,913,734	(1,185,831)	1,099,211	38,099,566	35,814,523
Domestic deposits	91,007,040	245,757	1,923,284	90,761,283	89,083,756

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
MUTB Non-consolidated
	(in millions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Individuals	8,501,428	304,799	361,908	8,196,628	8,139,520
Corporations and others	2,808,602	67,917	211,694	2,740,684	2,596,908
Domestic deposits	11,310,030	372,716	573,602	10,937,313	10,736,428

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

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Mitsubishi UFJ Financial Group, Inc.

8.	Number of Offices and Employees

BTMU and MUTB Combined

	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	886	—	5	886	881
Head office and Branches	743	1	—	742	743
Sub-branches and Agencies	143	(1)	5	144	138
Overseas	82	(6)	—	88	82
Branches	39	(5)	—	44	39
Sub-branches	25	—	1	25	24
Representative offices	18	(1)	(1)	19	19

Total	968	(6)	5	974	963

Number of Employees	38,419	808	(923)	37,611	39,342

BTMU Non-consolidated
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	795	1	6	794	789
Head office and Branches	666	1	—	665	666
Sub-branches and Agencies	129	—	6	129	123
Overseas	75	(6)	—	81	75
Branches	34	(5)	—	39	34
Sub-branches	25	—	1	25	24
Representative offices	16	(1)	(1)	17	17

Total	870	(5)	6	875	864

Number of Employees	30,554	710	(814)	29,844	31,368

MUTB Non-consolidated
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Domestic	91	(1)	(1)	92	92
Head office and Branches	77	—	—	77	77
Sub-branches and Agencies	14	(1)	(1)	15	15
Overseas	7	—	—	7	7
Branches	5	—	—	5	5
Representative offices	2	—	—	2	2

Total	98	(1)	(1)	99	99

Number of Employees	7,865	98	(109)	7,767	7,974

45

Mitsubishi UFJ Financial Group, Inc.

9.	Status of Deferred Tax Assets

BTMU Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Deferred tax assets	1,308.7	(180.4)	(80.1)	1,489.1	1,388.9
Net operating losses carried forwards	672.1	(232.9)	(108.4)	905.1	780.6
Allowance for credit losses	365.4	(64.1)	(65.5)	429.5	431.0
Write-down on investment securities	233.8	14.5	5.8	219.2	227.9
Reserve for retirement benefits	77.5	(12.0)	(6.2)	89.6	83.8
Other	503.4	52.3	42.7	451.1	460.7
Valuation allowance	(543.7)	61.7	51.5	(605.5)	(595.3)
Deferred tax liabilities	615.0	(679.0)	(570.3)	1,294.1	1,185.4
Unrealized gains on other securities	333.6	(663.1)	(579.6)	996.8	913.3
Revaluation gains on securities upon merger	128.7	(84.6)	(58.0)	213.3	186.7
Gains on securities contributed to employee retirement benefits trust	66.7	—	—	66.7	66.7
Other	85.8	68.6	67.3	17.1	18.4
Net deferred tax assets	693.6	498.6	490.1	194.9	203.4

(2)	Net Business profit before Credit Costs and Taxable Income

	(in billions of yen)
	FY2002	FY2003	FY2004	FY2005	FY2006	FY2007
Net business profits before credit costs	1,188.4	1,170.2	1,201.4	1,087.7	899.7	828.2
Credit related costs	1,097.9	1,089.3	892.4	(485.9)	38.7	107.2
Income before income taxes	(833.3)	262.5	(47.3)	1,612.7	958.0	687.0
Reconciliation to taxable income	(1,873.2)	289.5	(311.4)	(1,403.1)	(401.6)	(107.6)
Taxable income	(2,706.5)	552.0	(358.8)	209.5	556.3	579.3

The amounts presented for FY 2005 include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and former UFJ Bank Limited.

The amounts prior to FY 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. and former UFJ Bank Limited.

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the fiscal year ended March 31, 2008, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4)	Collectability of Deferred Tax Assets at March 31, 2008 (Assumptions)

(in billions of yen)
Five years total (from FY2008 to FY2012)
Net business profits (*1)	4,334.6
Income before income taxes	2,900.5
Taxable income before adjustments (*2)	3,557.2
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	3,149.9
Deferred tax assets as of March 31, 2008	1,308.7

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating loss carried forwards.

46

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of March 31, 2007 (B)	As of September 30, 2007 (C)
Deferred tax assets	142.6	(72.9)	(40.4)	215.6	183.1
Net operating losses carried forwards	86.5	(70.1)	(30.1)	156.6	116.6
Write-down on investment securities	84.4	9.6	14.4	74.8	70.0
Allowance for credit losses	29.2	(11.2)	(15.2)	40.5	44.5
Other	57.1	16.1	3.0	40.9	54.0
Valuation allowance	(114.7)	(17.3)	(12.6)	(97.4)	(102.1)
Deferred tax liabilities	128.2	(179.7)	(139.1)	307.9	267.4
Unrealized gains on other securities	94.4	(184.4)	(140.5)	278.9	235.0
Other	33.7	4.7	1.3	28.9	32.4
Net deferred tax assets	14.4	106.7	98.7	(92.2)	(84.2)

(2)	Net Business profit before Credit Costs and Taxable Income

	(in billions of yen)
	FY2002	FY2003	FY2004	FY2005	FY2006	FY2007
Net business profits before credit costs	280.4	274.1	271.1	252.6	274.3	187.2
Credit related costs	218.6	69.7	81.7	(45.8)	1.7	(21.0)
Income before income taxes	(289.1)	183.4	143.1	306.9	284.0	197.3
Reconciliation to taxable income	(289.9)	(199.1)	14.1	(212.0)	(142.9)	(26.3)
Taxable income	(579.0)	(15.6)	157.3	94.8	141.1	170.9

The amounts presented for FY 2005 include amounts of Mitsubishi UFJ Trust and Banking Corporation and former UFJ Trust Bank Limited.

The amounts prior to FY 2005 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the fiscal year ended March 31, 2008, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4)	Collectability of Deferred Tax Assets at March 31, 2008 (Assumptions)

(in billions of yen)
Five years total (from FY2008 to FY2012)
Net business profits (*1)	979.7
Income before income taxes	827.6
Taxable income before adjustments (*2)	783.5
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	292.0
Deferred tax assets as of March 31, 2008	142.6

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating loss carried forwards.

47

Mitsubishi UFJ Financial Group, Inc.

10.	Retirement Benefits

MUFG Consolidated

(1)	Benefit obligation

		(in millions of yen)
		As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (B)
Projected benefit obligation	(A)	1,909,046	16,797	1,892,249
Discount rates		1.5% ~ 10.0%		1.5% ~ 10.0%
Fair value of plan assets	(B)	2,459,264	(220,508)	2,679,773
Prepaid pension cost	(C)	536,189	99,946	436,243
Reserve for retirement benefits	(D)	64,771	(1,752)	66,524
Total amount unrecognized	(A)-(B)+(C)-(D)	(78,799)	339,006	(417,805)
Unrecognized net actuarial loss		(22,342)	327,265	(349,608)
Unrecognized prior service cost		(56,456)	11,740	(68,197)

(2)	Net periodic cost

	(in millions of yen)
	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
Net periodic cost of retirement benefits	(18,966)	(30,942)	11,975
Service cost	44,301	(3,622)	47,924
Interest cost	48,099	1,387	46,712
Expected return on plan assets	(91,742)	(4,153)	(87,589)
Amortization of unrecognized prior service cost	(11,884)	(3,014)	(8,870)
Amortization of unrecognized net actuarial loss	(20,183)	(20,851)	668
Amortization of unrecognized net obligation at transition	—	8	(8)
Other	12,441	(696)	13,137

48

Mitsubishi UFJ Financial Group, Inc.

BTMU	Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (B)
Projected benefit obligation	(A)	1,221,772	7,530	1,214,242
Discount rates		1.7%~ 2.2%		1.9%~ 2.3%
Fair value of plan assets	(B)	1,569,065	(114,913)	1,683,978
Prepaid pension cost	(C)	286,582	59,729	226,852
Reserve for retirement benefits	(D)	10,232	(1,115)	11,348
Total amount unrecognized	(A)-(B)+(C)-(D)	(70,942)	183,289	(254,232)
Unrecognized net actuarial loss		(34,603)	177,106	(211,710)
Unrecognized prior service cost		(36,338)	6,182	(42,521)

(2)	Net periodic cost

	(in millions of yen)
	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
Net periodic cost of retirement benefits	(455)	(16,987)	16,531
Service cost	23,958	(1,545)	25,504
Interest cost	27,969	1,049	26,919
Expected return on plan assets	(41,218)	(402)	(40,815)
Amortization of unrecognized prior service cost	(6,186)	(2)	(6,184)
Amortization of unrecognized net actuarial loss	(12,589)	(17,094)	4,504
Other	7,611	1,007	6,603

49

Mitsubishi UFJ Financial Group, Inc.

MUTB	Non-consolidated

(1)	Benefit obligation

		(in millions of yen)
		As of March 31, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (B)
Projected benefit obligation	(A)	404,950	13,517	391,432
Discount rates		2.1%		2.2%
Fair value of plan assets	(B)	603,963	(90,143)	694,106
Prepaid pension cost	(C)	199,428	37,033	162,394
Reserve for retirement benefits	(D)	—	—	—
Total amount unrecognized	(A)-(B)+(C)-(D)	415	140,695	(140,279)
Unrecognized net actuarial loss		34,943	136,496	(101,553)
Unrecognized prior service cost		(34,527)	4,198	(38,725)

(2)	Net periodic cost

	(in millions of yen)
	For the fiscal year ended March 31, 2008 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (B)
Net periodic cost of retirement benefits	(25,958)	(11,291)	(14,666)
Service cost	6,174	(1,333)	7,507
Interest cost	8,558	(238)	8,797
Expected return on plan assets	(32,494)	(2,656)	(29,837)
Amortization of unrecognized prior service cost	(4,198)	(1,603)	(2,594)
Amortization of unrecognized net actuarial loss	(6,370)	(2,415)	(3,955)
Other	2,372	(3,044)	5,416

50

Mitsubishi UFJ Financial Group, Inc.

11.	Earnings Forecasts for the Fiscal Year Ending March 31, 2009

MUFG

	(in billions of yen)
	<Forecasts> For the fiscal year ending March 31, 2009	For the six months ending September 30, 2008	For the fiscal year ended March 31, 2008	For the six months ended September 30, 2007
(Consolidated)
Ordinary income	6,400.0	3,250.0	6,393.9	3,250.2
Ordinary profits	1,210.0	510.0	1,029.0	497.5
Net income	640.0	270.0	636.6	256.7

(Non-consolidated)
Operating income	480.0	245.0	521.4	197.2
Ordinary profits	450.0	230.0	491.7	182.9
Net income	480.0	260.0	416.8	105.4

BTMU

	(in billions of yen)
	<Forecasts> For the fiscal year ending March 31, 2009	For the six months ending September 30, 2008	For the fiscal year ended March 31, 2008	For the six months ended September 30, 2007
(Consolidated)
Ordinary profits	965.0	430.0	794.4	325.6
Net income	525.0	245.0	591.4	164.1

(Non-consolidated)
Net business profits *	905.0	395.0	828.2	389.1
Ordinary profits	730.0	325.0	567.2	272.1
Net income	450.0	210.0	550.9	188.0

*	Before provision for general allowance for credit losses

MUTB

	(in billions of yen)
	<Forecasts> For the fiscal year ending March 31, 2009	For the six months ending September 30, 2008	For the fiscal year ended March 31, 2008	For the six months ended September 30, 2007
(Consolidated)
Ordinary profits	180.0	80.0	183.6	101.9
Net income	110.0	50.0	118.0	62.8

(Non-consolidated)
Net business profits *	185.0	90.0	187.2	115.6
Ordinary profits	165.0	75.0	172.7	97.7
Net income	100.0	45.0	114.1	60.7

*	Before provision for general allowance for credit losses and credit costs for trust accounts

51